UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte
CEP 13088-140 - Parque São Quirino, Campinas - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

MANUAL FOR PARTICIPATION IN THE GENERAL SHAREHOLDERS’ MEETING

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF APRIL 30th, 2019

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Manual’s Index

1. Message from the Chairman of the Board of Directors	3
2. Message from the CEO	4
3. Guidelines for Participation in the Meeting	5
Shareholders in Attendance	5
Shareholder Represented by an Attorney in Fact	6
- Form of Power of Attorney	8
Vote by Distance Voting Ballots	11
Distance Vote Ballots Cast Directly	11
Distance Vote Ballots Cast through Service Providers	12
Additional information	12
Holders of ADRs	13
Conflict of Interests	13
4. Call Notice	15
Annual General Meeting	15
Extraordinary General Meeting	16
General Information	16
5. Management Proposal	19
To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31st, 2018	19
To approve the proposal of allocation of net income for the fiscal year ended December 31st, 2018 and the distribution of dividends	20
To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws	21
To elect the members of the Board of Directors and the Fiscal Council	22
Board of Directors	22
Fiscal Council	23
To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2019 to April 2020	24

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

To approve the amendment and the consolidation of the Company’s Bylaws	26
6. Clarifications	27
Annex I to the Management’s Proposal	28
Annex II to the Management’s Proposal	109
Annex III to the Management’s Proposal	118
Annex IV to the Management’s Proposal	135
Annex V to the Management’s Proposal	144
Comparative chart of the Bylaws of CPFL Energia S.A.	145
Consolidated Bylaws of CPFL Energia S.A. – Marked	161
Consolidated Bylaws of CPFL Energia S.A. – Clean	184

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

1.           Message from the Chairman of the Board of Directors

Dear shareholder,

         On behalf of the Board of Directors of CPFL Energia S.A. (“Company”), I have the honor to invite you to attend the Annual and Extraordinary General Meeting of Shareholders (“GM” or “General Meeting”), to be held on April, 30th, 2019, at 10:00 a.m., at the Company’s headquarters, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, in the City of Campinas, State of São Paulo.

         As we anticipated, the year 2018 again proved challenging for the entire Brazilian Electricity Sector and for the Company. Given this scenario, the active participation of the Board of Directors and the Board of Executive Officers, based on the strength of our strategy and our corporate governance system, and the confidence of our shareholders and employees, enabled the Company to achieve significant results.

         Your presence in the Company's Meetings will be an opportunity to know our results and the profile of the people who will be elected - or re-elected - to compose the Board of Directors and Fiscal Council in the next term.

         In the expectation that we will be able to count on your participation in the Meetings, we hope that this Manual for Participation will contribute to the goal of facilitating your participation.

Sincerely,

Bo Wen

Chairman of the Board of Directors

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

2.           Message from the CEO

Dear shareholder,

At the Annual and Extraordinary General Meeting (“GM” and “General Meeting”) of CPFL Energia SA ("Company"), scheduled for April 30th, 2019, in which we expect you to participate, important matters will be discussed, such as the approval of the accounts and allocation of the result for the year of 2018, the election of the Board of Directors’ members, who are responsible for establishing the corporate guidelines and strategies of the Company, and the amendment of the Company’s Bylaws.

As our shareholders will be able to verify, in 2018, the Company maintained intense activity, participating actively and contributing to the improvement of the regulation applicable to the Electric Sector, with a view to strengthening a stable and safe environment for the development of the group's businesses.

As a result of this performance, the group's results proved to be important, reaffirming the confidence of the Company’s Management and CPFL professionals in the country's perspectives, even in the face of political and economic instability.

In the expectation that we can count on your participation in the Meetings, we thank you for your confidence in the Company's Management.

Gustavo Estrella

CEO

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

3. Guidelines for Participation in the Meeting

The shareholders may go to the headquarters of CPFL Energia S.A. (“CPFL Energia” or the “Company”) on the date of the Annual and Extraordinary General Meeting (“GM” or “General Meeting”) and cast their votes or, if they are unable to attend, they may appoint an Attorney in Fact, subject to the rules of representation described below, or cast their vote by filling in and submitting a Distance Voting Ballot, pursuant to CVM Instruction No. 481/09, as amended.

3.1.     Shareholders in Attendance:

The shareholder that wishes to participate in the GM shall be present a few minutes before the time mentioned in the Call Notice, that is, 10:00 a.m., with the following documents:

(i) individual	identification document with photo. Examples: RG, RNE, CNH or officially recognized professional class cards
(ii) legal entity
  identification document with photo of the legal representative(s) of the shareholder, certified copy of the latest consolidated Bylaws or Articles of Association and corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

(iii) shareholder incorporated as an Investment Fund
  identification document with photo of the legal representative(s) of the administrator of the Investment Fund (or manager, as the case may be), certified copy of the latest consolidated bylaws of the fund and of the Bylaws or Articles of Association of its administrator, in addition to the corporate documents granting powers of representation (minutes of the election of officers and/or power of attorney)

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

3.2.     Shareholder Represented by an Attorney in Fact:

The shareholder that is unable to attend the GM may be represented by an Attorney in Fact, whose powers of representation must have been assigned less than one (1) year before, pursuant to the provisions set forth in paragraph 1 of article 126 of Law No. 6.404/1976 (“Brazilian Corporation Law”).

With the exclusive purpose of protecting the interests of its shareholders, and in order to facilitate their representation in the General Meeting, CPFL Energia provides, as a suggestion, at the end of this item, a form of power of attorney granting powers to an Attorney in Fact appointed by CPFL Energia, who may represent the shareholders, at no cost and in strict compliance with the powers granted to such Attorney in Fact.

The powers of attorney, pursuant to paragraph 1 of article 126 of the Corporation Law, can only be granted to parties that meet, at least, one of the following requirements: (i) be a shareholder or officer of the Company, (ii) be an attorney or (iii) be a financial institution. In the case of shareholders that are legal entities, pursuant to the standing adopted by the Full Session of CVM, during a meeting held on November 4, 2014 (CVM Procedure RJ2014/3578), the attorney in fact does not need to be (i) a shareholder or officer of the Company, (ii) attorney or (iii) financial institution.

The shareholder represented by a power of attorney shall follow the procedure described below:

Deadline for submission of Representation Documents	By 10 a.m. on April 29th, 2019 – article 11 of the Bylaws
Representation Documents

•         Power of attorney* and identity document with picture

•         Proof of ownership of the shares issued by CPFL Energia and

•         Legal Entity - Bylaws/Articles of Association and minutes of the election of those granting the Power of Attorney

Place for Delivery of the Representation Documents	Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1722 – Km 2,5, at the City of Campinas, State of São Paulo. c/o Corporate Governance Office Bloco 06 – 2° andar

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

*Please note that powers of attorney granted in Brazil must have the corresponding signatures certified and that the ones granted abroad must be notarized by a Public Notary duly authorized for this purpose and certified by a Brazilian consulate, or apostilled, and translated to Portuguese by a certified translator and registered with the appropriate registry of titles and deeds.

Please note that the purpose of the request for early delivery of the power of attorney, by those shareholders who intend to be represented by a legally appointed Attorney in Fact, is to facilitate the preparation of the General Meeting, and that it does not represent an obstacle to their participation.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

•          Form of Power of Attorney

POWER OF ATTORNEY

By means of this instrument of power of attorney, [SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], bearer of Identification card RG No. [•], enrolled in CPF/ME under No.[•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP] (“Grantor”), or [SHAREHOLDER], enrolled in CNPJ/ME under No., [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [COMPLEMENT], [CEP], herein represented by its legal representative (“Attorney-in-Fact”), hereby appoints and constitutes as its attorney in fact Mrs. VALTER MATTA, Brazilian, single, lawyer registered under Ordem dos Advogados do Brasil OAB/SP No. 96.865, bearer of RG No.11.535.819 SSP/SP, with business address at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP (“Attorney in Fact”), to represent it in the capacity of shareholder of CPFL ENERGIA S.A. (“Company”), during the Annual and Extraordinary General Meetings (“Meetings”) to be held, at first call, on April 30th, 2019, at 10 a.m., and, if a second call is necessary, on a date to be informed in due course, at the headquarters of the Company, located at Rodovia Eng. Miguel Noel Nascentes Burnier, KM 2,5 - Campinas, SP, with enough powers to examine, discuss, submit justifications and to vote on its behalf, in compliance with the guidance below, with respect to the matters included in the Agenda.

For the purposes of the granting of this power of attorney, the Attorney in Fact shall have limited powers to attend the Meeting and to cast a vote in compliance with the guidance provided to her, having no right or obligation to take any action other than those as may be necessary for the fulfillment of this power of attorney. The Attorney in Fact is hereby authorized to refrain from any resolution or matter with regard to which she has not received, at his discretion, sufficiently specific voting guidance.

Agenda:

a. To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31st, 2018:

For ( )	Against ( )	Abstention ( )
Vote Justification:

b. To approve the proposal of allocation of net income for the fiscal year ended December 31st, 2018 and the distribution of dividends:
For ( )	Against ( )	Abstention ( )
Vote Justification:

c. To approve the number of 9 (nine) members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws:
For ( )	Against ( )	Abstention ( )
Vote Justification:

d. Election of the following acting members for the Board of Directors:
Mr. Bo Wen
For ( )	Against ( )	Abstention ( )
Mr. Shirong Lyu
For ( )	Against ( )	Abstention ( )
Mr. Yang Qu
For ( )	Against ( )	Abstention ( )
Mr. Yumeng Zhao
For ( )	Against ( )	Abstention ( )
Mr. Gustavo Estrella
For ( )	Against ( )	Abstention ( )
Mr. Antonio Kandir
For ( )	Against ( )	Abstention ( )
Mr. Marcelo Amaral Moraes
For ( )	Against ( )	Abstention ( )
Mr. Li Hong
For ( )	Against ( )	Abstention ( )
Mr. Anselmo Henrique Seto Leal
For( )	Against ( )	Abstention ( )
Vote Justification:

e. Election of the following acting and alternate members for the Fiscal Council:
• Mrs. Lisa Birmann Gabbai (acting member) / Mr. Chenggang Liu (alternate member)
For ( )	Against ( )	Abstention ( )
Mrs. Ran Zhang (acting member) / Mr. Jia Jia (alternate member)
For ( )	Against ( )	Abstention ( )
• Mr. Ricardo Florence dos Santos (acting member) / Mr. Reginaldo Ferreira Alexandre (alternate member)
For ( )	Against ( )	Abstention ( )
Vote Justification:

f. To establish the overall compensation to be paid to the Company’s management for the period of May 2019 to April 2020:
For ( )	Against ( )	Abstention ( )
Vote Justification:

g. To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2019 to April 2020
For ( )	Against ( )	Abstention ( )
Vote Justification:

h. To approve the amendment of the Company’s Bylaws, according to the Management Proposal: (I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws; (III) to adjust the caput and items (a) to (i) of article 18, to adjust the number of members of the Board of Executive Officers and reflect their respective duties, to change the name of the position of “Deputy Chief Executive Officer” and to include the position of “Senior Executive Vice President”; (IV) change item (e) of article 21, in order to update the threshold amounts and to adjust the item number; (V) adjust the wording and number of item (i) of article 21; (VI) exclusion of item (i.1) of article 21, according to the understanding that this is not a Board of Executive Officers’ duty; (VII) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws and to adjust the item numbers; (VIII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers resolutions; (IX) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made at the General Shareholders’ Meeting held on April 28th, 2018; (X) adjust in article 39 to indicate that the threshold amounts have been updated for the year of 2019; (XI) adjust the cross references included in item (c) of the sole paragraph in article 9, in items (j) and (ab) of article 17 and in paragraph 3 of article 26; (XII) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XIII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above

For ( )	Against ( )	Abstention ( )
Vote Justification:
i. To approve the consolidation of the Company’s Bylaws.
For ( )	Against ( )	Abstention ( )
Vote Justification:
Term of validity: one (1) month as of the date of execution hereof.
Campinas, [●] [●], 2019. Grantor By: [●] (certified signature) Position:[•]

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

3.3.     Vote by Distance Voting Ballots

According to CVM Instruction No. 481/09, as amended by the CVM Instruction No. 561/15, the Company has adopted a remote voting system, which will enable its shareholders to take part in the GM by means of the filling in and submitting a Distance Voting Ballot, made available by the Company, on the date hereof, on its investor relations website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), and B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and that of the U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Thus, shareholders shall be able to fill in and submit, from the date hereof, the Distance Voting Ballot, at their discretion, either (i) directly to the Company; or (ii) through instructions transmitted to their corresponding custodians or to the depositary agent of the Company, depending on whether or not the shares are deposited with a central depositary.

The Company warns that, in either case, the Distance Voting Ballot must be received at least seven (7) days in advance of the date of the GM, i.e., by 11:59 p.m. on April 23, 2019.

3.3.1. Distance Vote Ballots Cast Directly

The shareholder that chooses to submit the Distance Voting Ballot directly to CPFL Energia shall send the following documents to Rodovia Enegenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, part , in the City of Campinas, State of São Paulo – Brazil, c/o the Investor Relations Office:

(i)           hard copy of the Distance Voting Ballot duly filled in, initialed and signed; and

(ii)          certified copy of the documents described in the chart found in item 2.1 above, as the case may be.

If it chooses to do so, the shareholder shall also be able to send the digitalized documents mentioned above to the email address ri@cpfl.com.br.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Upon receipt of the Distance Voting Ballot and of the documents attached to it, the Company shall report such receipt to the shareholder and shall inform whether or not such ballot is acceptable pursuant to the provisions set forth in article 21-U of CVM Instruction No. 481.

During the remote vote term, the shareholder may change its voting instructions as often as it deems necessary and the instruction that is valid on the date closer to the date of the GM shall prevail.

3.3.2. Distance Vote Ballots Cast Through Service Providers

The shareholder who chooses to cast its remote vote through service providers shall transmit its voting instructions to its respective custodian agents or to the depositary agent of the shares issued by the Company, depending on whether or not its shares are deposited with a central depositary, and provided that the rules determined by them are fully observed.

In that regard, the shareholders shall contact their custodian agents or the depositary agent of the shares issued by the Company and verify the procedures they have established for the issuance of voting instructions by Distance Voting Ballot, as well as the documents and information that may be required by them.

The Company states that conflicting voting instructions will be disregarded. Conflicting voting instructions are considered as the ones originating from the same shareholder that, with regard to the same resolution, have voted in different directions, in different Distance Voting Ballots submitted by different service providers.

Nevertheless, voting instructions received from a depositary agent that has issued Depositary Receipts abroad with regard to the underlying shares of such Depositary Receipts shall not be deemed to be conflicting, even if they are rendered in different directions. If there is any divergence between any Distance Voting Ballot received directly by the Company and a voting instruction contained in the voting map sent by the central depositary in relation to the same CPF or CNPJ registration number, the statement contained in the voting map shall prevail, and the ballot received directly by the Company shall be disregarded.

3.3.3. Additional information

Provided that the corresponding Distance Voting Ballot is deemed valid by the Company, the shareholder that decides to cast a remote vote shall be deemed to be exercising its voting right in person, and shall be considered to be in attendance for all effects of the Corporation Law.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The voting instruction originating from the same shareholder shall be attributed to all shares held by the same CPF or CNPJ, as the case may be, according to the shareholding positions provided by the depositary agent.

In case of divergence between the information included in a Distance Voting Ballot submitted directly to the Company and a voting instruction included in a voting map submitted by the depositary agent with respect to the same shareholder, the voting instruction included in the voting map submitted by the depositary agent shall prevail and the Distance Voting Ballot shall be disregarded by the Company.

Remote voting instructions given by shareholders or representatives of shareholders that attend the General Meeting in person and request to cast a vote shall also be disregarded by the chairman of the General Meeting.

3.4.     Holders of ADRs

The financial institution that is the depositary of the American Depositary Receipts (“ADRs”) in the United States of America is Citibank, N.A.

Citibank shall send the Distance Voting Ballots to the holders of the ADRs, so that they can exercise their voting rights, and shall be represented during the General Meeting by its representative in Brazil, Banco Bradesco S.A.

Any doubts about procedures, deadlines and matters submitted for deliberation can be clarified with the Investor Relations Department team through the following channels of communication:

email address: ri@cpfl.com.br

Phone: + 55 19 3756 6082

3.5.     Conflict of Interests

During the GM, as in the meetings of the Company's board of directors and fiscal council, the Shareholders present shall express their opinion on the existence of a possible conflict of interest in any matters under discussion or resolution, in which their independence will be compromised. Also, any Shareholder present who has

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

knowledge of a conflicting situation in relation to another Shareholder and the subject matter of the resolution must also be declared. When the conflict of interest is expressed, the conflicting Shareholder shall refrain from voting on that matter. In case the conflicting Shareholder refuses to abstain from voting, the GM president shall determine the annulment of the disputed votes, even after the conclave.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

4.           Call Notice

CPFL ENERGIA S.A.

Publicly-held Company

CNPJ/ME 02.429.144/0001-93 - NIRE 35.300.186.133

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The shareholders of CPFL Energia S.A. (“Company”) are hereby invited, pursuant to article 124 of Law No. 6,404 of December 15th, 1976 (“Brazilian Corporation Law”), to attend the Annual and Extraordinary General Meeting (“GM”) to be held on April 30th, 2019, at 10:00 a.m., at the Company’s headquarters, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, 1755 – Km 2,5, in the City of Campinas, State of São Paulo, to consider and vote on the following agenda:

I - Annual General Meeting:

a.   To acknowledge the managers’ accounts, examine, discuss and vote on the management’s report and the Company’s Financial Statements, accompanied by the Independent Auditor’s Report and the Fiscal Council’s Report referring to the fiscal year ended on December 31st, 2018;

b.   To approve the proposal for allocation of net income for the fiscal year ended on December 31st, 2018 and the distribution of dividends;

c.   To set the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws;

d.   To elect the members of the Board of Directors;

e.   To elect the members of the Fiscal Council;

f.    To establish the overall compensation to be paid to the Company’s management for the period of May 2019 to April 2020; and

g.   To establish the overall compensation to be paid to the members of the Fiscal Council for the period of May 2019 to April 2020.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

II -  Extraordinary General Meeting:

a.    To approve the amendment of the Company’s Bylaws, according to the Management's Proposal, to: (I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws; (III) to adjust the caput and items (a) to (i) of article 18, to adjust the number of members of the Board of Executive Officers and reflect their respective duties, to change the name of the position of “Deputy Chief Executive Officer” and to include the position of “Senior Executive Vice President”; (IV) change item (e) of article 21, in order to update the threshold amounts and to adjust the item number; (V) adjust the wording and number of item (i) of article 21; (VI) exclusion of item (i.1) of article 21, according to the understanding that this is not a Board of Executive Officers’ duty; (VII) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws and to adjust the item numbers; (VIII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers resolutions; (IX) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made at the General Shareholders’ Meeting held on April 28th, 2018; (X) adjust in article 39 to indicate that the threshold amounts have been updated for the year of 2019; (XI) adjust the cross references included in item (c) of the sole paragraph in article 9, in items (j) and (ab) of article 17 and in paragraph 3 of article 26; (XII) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XIII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above;

b.    To approve the consolidation of the Company’s Bylaws.

General Information:

1.           The shareholders who own the common shares issued by the Company may take part in the GM provided they are registered in the Register of Book–Entry Shares at depository institution for the shares – Banco do Brasil S.A., and bring the following documents: (i) individuals - identification document with photo; (ii) legal entities - certified copy of the latest Bylaws or consolidated Articles of Association and the corporate documentation granting representation powers (minutes of the election of the executive officers and/or power of attorney), as well as an identification document with photo of the legal representative(s); and (iii) for shareholders organized as Investment Funds - certified copy of the latest consolidated Bylaws of the Fund and the Bylaws or Articles of Association of its manager, and the corporate documentation granting representation powers (minutes of the election of the executive officers and/or power of attorney), as well as an identification document with photo of the legal representative(s).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

2.           Any shareholder may appoint an attorney-in-fact to attend the GM and vote on their behalf. In the event of representation by power of attorney, the following documents must be presented: (i) power of attorney granting special powers for representation at the GM; (ii) Bylaws or Articles of Association and the minutes of the election of the executive offices, in case the shareholder is a legal entity; and (iii) identification document with photo of the attorney in fact.

3.           The Company requests that all powers of attorney granted in Brazil have the signature recognized by the registry office and that all those granted abroad are notarized by a Public Notary duly authorized for this purpose, consularized in a Brazilian consulate or apostilled, translated to Portuguese by a certified translator and registered with the appropriate Registry of Deeds and Documents, according to the legislation currently in force.

4.           Pursuant to article 126, paragraph 1 of the Brazilian Corporation Law, powers of attorney may only be granted to a person who meets at least one of the following requirements: (i) is a shareholder or manager of the Company, (ii) is a lawyer, or (iii) to a financial institution. For shareholders who are legal entities in accordance with the understanding of Collegiate Body of the Brazilian Securities Commission (“CVM”), issued in the meeting held on November 4th, 2014 (CVM Proceeding RJ2014/3578), there is no need for the attorney in fact to be (i) a shareholder or manager of the Company, (ii) a lawyer, or (iii) a financial institution.

5.           In order to expedite the GM proceedings, the Company requests the shareholders to submit their powers of attorney and representation documents up to twenty-four (24) hours prior to the GM, as provided in the main section of article 11 of the Company’s Bylaws. Shareholders who attend the GM with the required documents will be allowed to participate and vote, even if they did not submit said documents in advance.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

6.           Pursuant to CVM Ruling No. 481 of 2009, as amended (“CVM Instruction 481”), the Company has adopted the distance voting system, thus allowing the shareholders to take part in the GM by filling in and handing over the distance voting form to the custodian, to the depository institution or directly to the Company, following the instructions set out in the Management’s Proposal.

7.           Pursuant to CVM Ruling No. 165/91, as amended, the minimum percentage in the voting capital required to request the multiple voting for electing the members of the Board of Directors is five percent (5%), and such right must be exercised by shareholders at least forty-eight (48) hours before the GM, pursuant to article 141, paragraph 1 of the Brazilian Corporation Law.

8.           Pursuant to article 135, paragraph 3 of the Brazilian Corporation Law and in compliance with articles 6 et seq. of CVM Ruling No. 481, all documents pertaining to the matters to be resolved on at the GM are available to shareholders, as of this date, at the Company’s headquarters, on its Investor Relations website (www.cpfl.com.br/ri), and on the websites of CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Campinas, March 29th, 2019.

Bo Wen

Chairman of the Board of Directors

Although the first call to general meetings must be made by publicly held companies fifteen (15) days in advance, in accordance with current legislation, the Company must publish its Call Notices at least 30 (thirty) days in advance, pursuant to the provisions set forth in Article 8 of CVM Instruction No. 559/15, ensuring sufficient time for the necessary procedures of manifestation of the holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange ("NYSE"), in addition to allowing shareholders to participate through the remote voting system.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

5.           Management Proposal

Dear Sirs,

The Board of Directors of CPFL Energia S.A. (“CPFL Energia” or “Company”) submits to the analysis of its shareholders the Management Proposal (“Proposal”) on the matters to be resolved at the Annual and Extraordinary Meetings (“GM” or “General Meetings”) to be held on April 30th, 2019, as follows:

5.1.     Proposal for Resolution at the General Meeting

I.     To acknowledge the management accounts, examine, discuss and vote on the Company’s Financial Statements, the Independent Auditor’s Report and the Fiscal Council’s Report for the fiscal year ended on December 31st, 2018.

The Financial Statements and the Management Report of CPFL Energia were approved by the Company's Board of Executive Officers and audited by the Independent Auditors –KPMG Auditores Independentes - prior to the favorable manifestation of the Board of Directors, obtained at the 367th Board of Directors Meeting, held on March 26th, 2019, and to the issuance of the opinion of the Fiscal Council rendered on the same date, and were therefore considered fit for submission to the General Meeting.

The Board of Directors recommends to the Company’s Shareholders that they carefully examine the Financial Statements and the Management Report and, if necessary, clarify their doubts in advance, in order to decide on their approval.

The Management proposes to the Shareholders the approval of the Management Report, the managements' accounts, and the Company's Individual and Consolidated Financial Statements, together with the Independent Auditor’s report for the fiscal year ended December 31st, 2018.

The Financial Statements, the Management Report, the Independent Auditor’s Report and the Fiscal Council's Report for the year 2018 were prepared as provided for in items I to V of article 9 of CVM Instruction No. 481 from 2009, as amended (“CVM Instruction 481”), are available to Shareholders (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and the U.S. Securities and Exchange Commission - SEC (www.sec.gov) and were published in the "Valor Econômico" newspaper and in the Official Gazette of the State of São Paulo, on March 29, 2019, pursuant to article 133 of Law No. 6,404 of December 15, 1976 ("Brazilian Corporation Law").

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Annex I to this Proposal, as provided for in item III of article 9 of CVM Instruction 481, contains the Officers’ Comments on the Company's financial situation, with the purpose of providing a reflexive analysis, from the perspective of its Managers, so that its evaluation is as consistent as possible and is available, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

II. To approve the proposal of allocation of net income for the fiscal year ended December 31st, 2018 and the distribution of dividends.

In 2018, net income of CPFL Energia Group reached two billion, one hundred sixty-five million, nine hundred and ninety-four thousand, seven hundred and forty-nine reais and seventy-one cents (R$ 2,165,994,749.711), from which two billion, fifty-eight million, forty thousand, three hundred and thirteen reais and twenty-seven cents (R$ 2,058,040,313.27) are attributed exclusively to CPFL Energia S.A.. Regarding this number, an increase of 74.4% (R$ 878.289.908,46), mainly due to an increase of 66,7% (R$ 913.192.152,26) in EBITDA2 and a reduction of 51,7% (R$ 29.171.040,03) in net financial expenses. This effect was partially offset by the increases of 21,7% (R$ 13.273.339,18) in depreciation and amortization expenses and 71,8% (R$ 50.799.944,65) in the Income Tax and Social Contribution Tax.

The Company's Management submits to the GM the allocation of the remaining accrued profit, after adjustments, as provided in paragraph 2 of article 27 of the Company's Bylaws, recommending:

  Allocation to legal reserve in the amount of R$ 102,902,015.66 (one hundred and two million, nine hundred and two thousand, fifteen reais and sixty-six cents);

1 Of the consolidated net income of R$ 2,165,994,749.71, the amount of R$ 107,954,436.44 refers to the participation of the non-controlling shareholders of the companies CPFL Energias Renováveis S.A. (“CPFL Renováveis”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”) and Companhia Energética Rio das Antas (“CERAN”), fully consolidated by CPFL Energia. calculated in 2018, is attributable to the controlling shareholders of CPFL Energia's consolidated, and

2 The value of one year EBITDA includes a net income of two billion, three hundred and twenty-five million, forty-two thousand, three hundred and ninety-seven reais and twenty-seven cents (R$ 2.325.042.397,27) as a result of the participation of the holding in the subsidiaries, which increased 64,8% (R$ 914.358.309,86) when compared to 2017.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

  Allocation to statutory reserve (Working Capital Injection Reserve) in the amount of R$ 2,235,464,542.85 (two billion, two hundred and thirty-five million, four hundred and sixty-four thousand, five hundred and forty-two reais and eighty-five cents); and

  Compulsory minimum dividend in the amount of R$ 488,784,574.40 (four hundred and eighty-eight million, seven hundred and eighty-four thousand, five hundred and seventy-four reais and forty cents).

The allocation of the profits proposed herein is duly reflected in the Company's Financial Statements, which were widely disclosed, under the terms of current legislation.

Please note that the information required by "Appendix 9-1-II" of CVM Instruction 481, is available for the Shareholders’ consultation in Annex II of this Proposal, in addition to being available, as of this date, at the Company's (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br and the U.S. Securities and Exchange Commission (www.sec.gov).

III. To define the number of members for the Board of Directors, pursuant to article 15 of the Company’s Bylaws

Furthermore, pursuant to the provisions set forth in OFFICIAL LETTER/CVM/SEP/No.03/2019, which establishes general guidelines on the procedures to be observed by publicly held companies, including preparations for the General Meeting, the definition of the number of members of the Board of Directors should be subject to resolution when the Bylaws provide for a variable number of members.

In that sense, as set forth in article 15 of the Company’s Bylaws, its Board of Directors shall be composed of at least 5 (five) members, all of them with a unified term of office of 1 (one) year, reelection being permitted.

It is worth emphasizing that the Company is listed on the Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão and, under the terms of the Novo Mercado Listing Regulation, at least 2 (two) members or twenty percent (20%) of the members of the Board of Directors shall be Independent Board Members, which shall be expressly stated in the minutes of the general meeting that elects them, the board member(s) elected upon the power set forth in §§ 4 and 5 of article 141 of the Brazilian Corporation Law being also considered as independent.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Thus, the Company’s Management proposes the election of 9 (nine) members to compose the Board of Directors, 2 (two) of them being Independent Board Members.

IV. To elect the members of the Board of Directors and the Fiscal Council

•         Board of Directors

The current members of the Company's Board of Directors were elected at the annual general meeting held on April, 27th, 2018, and at the extraordinary shareholders’ meeting held on January 31st, 2109, as the case may be, with the mandate until the Company's annual general meeting that approves the accounts for the fiscal year ended on December 31st, 2018, pursuant to article 150, §§ 3 and 4 of Brazilian Corporation Law.

Due to the end of the term of office of the members of the Company’s Board of Directors, pursuant to article 140 of Brazilian Corporate Law, the general meeting have the authority to elect the members of the Company’s Board of Directors.

The Company’s Management indicate the following candidates for the mandate of 2019/2020:

1. Bo Wen
2. Shirong Lyu
3. Yang Qu
4. Yumeng Zhao
5. Gustavo Estrella
6. Antonio Kandir (Independent Board Member)
7. Marcelo Amaral Moraes (Independent Board Member) 8. Li Hong 9. Anselmo Henrique Seto Leal

The appointed members may be elected by majority vote or by multiple vote. The adoption of multiple vote shall occur if shareholders representing at least 5% (five percent) of the Company's capital stock requires. For the Board composed of 9 (nine) members and considering the presence of shares representing the totality of the share capital in the General Meeting, at least 101.791.476 votes (each share being attributed 9 (nine) votes, pursuant to article 141 of the Brazilian Corporation Law) for the election of a member of the Company's board of directors.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Please note that since the Company's outstanding shares currently represent less than 10% of the Company's total voting shares, it will not be possible for non-controlling shareholders to use the option of article 141, §5, of the Brazilian Corporate Law to elect a member and its deputy member of the Board of Directors, in a separate vote at the GM.

•         Fiscal Council

Pursuant to article 26 of the Company's bylaws, the Fiscal Council shall be composed of 3 (three) effective members and an equal number of alternates, all of them with a unified term of office of 1 (one) year, reelection being permitted.

The Company's Management indicates the following candidates for the 2019/2020 term:

Acting Members	Alternate Members
Lisa Birmann Gabbai	Chenggang Liu
Ran Zhang	Jia Jia
Ricardo Florence dos Santos	Reginaldo Ferreira Alexandre

It should be noted that since the Company's outstanding shares currently represents less than 10% (ten per cent) of the Company's total voting shares, it will not be possible for non-controlling shareholders to use the option of article 161, paragraph 4th, of the Brazilian Corporate Law to elect a member and its alternate member of the Fiscal Council, in a separate vote at the General Meeting.

Pursuant to CVM Instruction 481, candidates may be nominated for the positions of representatives of minority shareholders of the Company's Fiscal Council, by means of a public proxy request. Information on potential candidates will be made available at the Company's headquarters, on its website (www.cpfl.com.br/ri), and on the CVM website (www.cvm.gov.br).

Please note that the information required in article 10 of CVM Instruction 481, regarding the candidates nominated to compose the Board of Directors and the Fiscal Council are in Annex III of the Proposal, also being available, from this date, at the Company´s headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) e da U.S. Securities and Exchange Commission – SEC (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

V. To establish the overall compensation to be paid to the Company’s management and to the members of the Fiscal Council for the period of May 2019 to April 2020

The Company's Management proposes to the General Meeting’s approval the overall compensation of the members of the Board of Directors and of the Executive Board, for the period from May 2019 to April 2020, in the amount of up to R$ 33,700,163.11 (thirty-three million, seven hundred thousand, one hundred and sixty-three reais and eleven cents), including benefits and charges.

Of the total amount of remuneration proposed to the Company's Managers, R$ 645,766.16 (six hundred and forty-five thousand, seven hundred and sixty-six reais and sixteen cents) is allocated to the fixed remuneration of the Board of Directors and the maximum amount of R$ 33,054,396.95 (thirty-three million, fifty-four thousand, three hundred and ninety-six reais and ninety-five cents) to the fixed and variable remuneration of the Board of Executive Officers.

The proposal of the total amount of remuneration for the members of the Board of Directors at approximately 4,2% (four point two hundredths percent) above the amount approved for the fiscal year of 2018, which was in the total amount of  R$ 619,915.94 (six hundred and nineteen thousand, nine hundred and fifteen reais and ninety-four cents) is justified by the inflation rate. It is important to mention that only the independent member will be remunerated.

The members of the Board of Directors receive fixed monthly fees, regardless of the number of meetings they participate in the month and do not receive any additional remuneration for their participation in Committees or Advisory Commissions of the Board of Directors.

The proposal of the overall compensation of the members of the Board of Executive Officers at approximately 0,3% (three hundredths percent) above the amount approved for the fiscal year of 2018, which was in the total amount of R$ 32,952,989.52 (thirty-two million, nine hundred fifty-two thousand, nine hundred and eighty-nine reais and fifty-two cents) is justified by the inflation rate and the creation of new Executive Officers positions.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The fees of the Board of Executive Officers are in line with the values practiced in the market and are defined based on market research done by specialized consultancies.

The Company's Management also proposes that the General Meeting approves the annual amount of the remuneration of the members of the Fiscal Council in the amount of R$ 337,191.89 (three hundred and thirty-seven thousand, one hundred and ninety one reais and eighty-nine cents), for the period from May 2019 to April 2020.

Pursuant to paragraph 3 of article 162 of the Brazilian Corporation Law, the GM shall fix the fees of the Fiscal Council in an amount not lower than ten percent (10%) of the remuneration that, on average, is attributed to each Executive Officer, not considering for this purpose the benefits, the representation funds and the profit sharing.

The proposal of the overall compensation of the members of the Fiscal Council at approximately 4,2% (four point two hundredths percent) above the amount approved for the fiscal year of 2018, which was in the total amount of R$ 323,693.86 (three hundred and twenty-three thousand, six hundred and ninety-three reais and eighty-six cents) is justified by the inflation rate.

It should be noted that only the acting members of the Fiscal Council are remunerated, the alternate does not receive any fees, except when it replaces the member to which it is entailed.

Please note that the proposal for the remuneration of the Managers and the Fiscal Council was prepared based on market values and was previously submitted to the appreciation of the Company's Human Resources Management Committee.

The information related to the remuneration of the Company's Management and Fiscal Council, in compliance with the provisions of article 12 of CVM Instruction 481, are included in Annex IV of this Proposal and are available at the Company's headquarters on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

5.2.     Proposal for Resolution at the Extraordinary General Meeting

      I.      To approve the amendment and the consolidation of the Company’s Bylaws

The Company’s Board of Directors proposes to amend the Company’s Bylaws, in order to:

(I) change the wording in article 3, in order to update the address of the Company’s headquarters; (II) change items (i), (k), (m), (n) and (s) of article 17, in order to update the threshold amounts, as provided in article 39 of the Bylaws; (III) to adjust the caput and items (a) to (i) of article 18, to adjust the number of members of the Board of Executive Officers and reflect their respective duties, to change the name of the position of “Deputy Chief Executive Officer” and to include the position of “Senior Executive Vice President”; (IV) change item (e) of article 21, in order to update the threshold amounts and to adjust the item number; (V) adjust the wording and number of item (i) of article 21; (VI) exclusion of item (i.1) of article 21, as this provision is only applicable to the Company’s subsidiaries; (VII) change items (i.2), (i.3) and (i.4) of article 21 to update the threshold amounts, as provided in article 39 of the Bylaws and to adjust the item numbers; (VIII) change the wording in article 22, in order to change the quorum for the Board of Executive Officers resolutions; (IX) adjust the wording in item (d) of paragraph 2 of article 27, considering the decision to extinguish the Reserve for Adjustment of the Concession Financial Assets made at the General Shareholders’ Meeting held on April 28th, 2018; (X) adjust in article 39 to indicate that the threshold amounts have been updated for the year of 2019; (XI) adjust the cross references included in item (c) of the sole paragraph in article 9, in items (j) and (ab) of article 17 and in paragraph 3 of article 26; (XII) adjust the numbers of items (d), (f), (g) and (h) of article 21; and (XIII) adjust all definitions of all provisions in the Bylaws and the cross references in the articles contained therein as a result of the changes proposed above.

The Board of Directors proposes to consolidate the Company's Bylaws, in accordance with the changes proposed above.

In compliance with article 11 of CVM Instruction 481, Annex V of this Proposal contains a comparative table, including the current wording, proposed wording and justification of the amendment. In addition, for the easy reference and better visualization and contextualization of the proposed amendments, Annex V also contains the marked and clean versions of the Bylaws consolidating all the proposed changes. This attachment is available for consultation by Shareholders, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of the CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

6. Clarifications

All documents related to the proposals for resolution of the General Meetings are available at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. SEC (www.sec.gov).

In view of the Company's adoption of the distance voting procedure, the Company hereby informs that the related Distance Voting Ballots for the General Meeting and the Extraordinary General Meeting referred in articles 21-H and following of CVM Instruction 481 are available for the Shareholders consultation, as of this date, at the Company's headquarters, on its website (www.cpfl.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the U.S. Securities and Exchange Commission (SEC) (www.sec.gov).

In addition to the information contained in this Proposal and the Annex hereto, the shareholders of CPFL Energia may resolve any doubts by means of a direct contact with the Investors Relations area, via e-mail (ri@cpfl.com.br) or telephone (+55 19 3756 6082), which are already at your disposal to promptly serve you when required.

Yours faithfully,

Bo Wen

Chairman of the Board of Directors

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

ANNEX I TO THE MANAGEMENT’S PROPOSAL

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

10.  Comments of Executive Officers

10.1 Comment on:

The consolidated financial statements for the years of 2018, 2017 e 2016 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standards Board – IASB and in accordance with the accounting practices adopted in Brazil, following the standards issued by the Committee of Accounting Pronouncements (Comitê de Pronunciamentos Contábeis - “CPC”).

a)   General Financial and Asset conditions

  2018

The CPFL group continued to be very active in 2018, promoting improvements in its operations and management, as well as following the unfolding of the political and economic scenarios of Brazil in its markets.

The 2018 results reflected the growth of energy sales in all consumption classes, our discipline in cost and expense management, as well as the drop in interest rates in Brazil.

Electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,091 GWh, a reduction of 0.5%. Industrial and commercial classes registered reductions of 5.6% and 0.1%, respectively, reflecting the slow recovery of economy activity, while residencial class increased by 2.6%. Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 17,757 GWh, an increase of 8.7%.

CPFL group’s operating cash generation, measured by EBITDA, reached R$ 5,637 million in 2018, an increase of 15.9%, reflecting the positive results of all business segments. We highlight the distribution segment, whose EBITDA reached R$ 3,004 million in 2018, an increase of 34.5%, mainly reflecting the results coming from the conclusion of the tariff revision process (4th cycle) of CPFL Paulista, RGE Sul (both in April 2018) and RGE (in June 2018). In addition, the Company is promoting organizational reviews in order to simplify its processes and structure, aiming at greater efficiency and focus on business.

The Company continued to work on value initiatives and in its investment plan in 2018, with financial discipline, efforts and commitment of its teams. The Company invested R$ 2,060 million in this period.

Among the value initiatives, it is worth mentioning the participation of CPFL Geração in the following transmission auctions: (i) in June 2018, the company won Lot 9 (Maracanaú II substation), in Ceará, and (ii) in December 2018, the company won Lot 5 (Itá substation), in Santa Catarina, and Lot 11 (Osório 3, Porto Alegre 1 and Vila Maria substations), in Rio Grande do Sul.

Furthermore, the company CPFL Soluções was created, which brings together services and products previously offered under the brands CPFL Brasil, CPFL Serviços and CPFL Eficiência. In this way, CPFL has an integrated platform for interaction with customers seeking solutions for energy trading, energy efficiency, distributed generation, energy infrastructure and consulting services.

It should also be noted that CPFL promoted the merger of the distribution company RGE (“Merged Company”) into RGE Sul (“Mergee Company”). The grouping of the concessions of the two companies was carried out through the merger of the assets held by the Merged Company by the Mergee Company on December 31, 2018.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

We also had the startup of the Boa Vista II SHPP (installed capacity of 29.9 MW), in November 2018, and the participation of CPFL Renováveis in the A-6 Auction of August 2018. The company won with the following projects: (i) Cherobim SHPP, with 28.0 MW of installed capacity, located in Paraná state, and (ii) Gameleira Wind Complex, with 69.3 MW of installed capacity, located in Rio Grande do Norte state.

Still in relation to CPFL Renováveis, we had the Mandatory Tender Offer of the company on November 26. As a result of the auction, State Grid acquired 243,771,824 common shares issued by the company, representing 48.39% of its capital stock. The common shares were acquired at the price of R$ 16.85, totaling the amount of R$ 4.1 billion. State Grid and CPFL Geração (indirectly controlled by State Grid) jointly held 503,520,623 common shares issued by the company, equivalent to 99.94% of the total share capital of the company.

CPFL Energia’s capital structure and consolidated leverage remained at adequate levels. The Company’s net debt reached 3.05 times the EBITDA at the end of the quarter, under the criteria to measure our financial covenants, lower than in the previous year. It is worth mentioning that the reductions in interest rates benefited the Company.

Finally, CPFL’s management remains optimistic about the advances of the Brazilian electricity sector and remains confident in its business platform, which is increasingly prepared and well positioned to face the challenges and opportunities in the country.

  2017

The year 2017 was marked by new prospects and possibilities for the CPFL group, after the conclusion of the acquisition of the controlling interest in the Company by the Chinese State Grid, the largest global player in the electricity sector. Its long-term strategic vision and technological development make a great contribution to CPFL’s next steps. The CPFL group also continued to be very active in this year, promoting improvements in its operations and management, actively participating in the discussions on improving the regulatory framework of the electricity sector and following the unfolding of the political and economic scenarios of Brazil in its markets.

The 2017 results reflected such gains and market conditions in the period. Electricity sales to final consumers (quantity of electricity billed to final consumers) totaled 53,376 GWh, an increase of 14.6%. Disregarding the positive effect of the acquisition of RGE Sul, the increase is of 2.7%. Residential and industrial classes registered growths of 2.6% and 7.1%, respectively, reflecting the low comparison base of 2016 and the resumption of economy activity, while commercial class decreased by 4.5%. Electricity sales to wholesaler’s, through other concessionaires, licensees and authorized reached 16,337 GWh, an increase of 33.3%.

In the financial sphere, CPFL group’s operating cash generation, measured by EBITDA, reached R$ 4,864 million in 2017, an increase of 17.9%, mainly reflecting the contribution from the full consolidation of RGE Sul and improved results from the Conventional Generation, Renewable Generation, Commercialization and Services segments. Consolidated leverage of CPFL Energia, as measured by the ratio of net debt to EBITDA under the criteria to measure our financial covenants, stood at 3.20 at the end of the year, remaining stable in relation to previous year. It is also important to note that the continuous decline in interest rates throughout the year are benefiting the Company, which has around three-fourths of its debt pegged to the CDI interbank rate.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

In addition to the corporate movements, the Company presented numerous advances and achievements throughout the year. We promote organizational reviews in order to simplify our processes and structure, aiming at greater focus on business. It is also worth highlighting the creation of Envo, focused on the solar distributed generation market for households, and small commercial clients, the delivery of the Morro Agudo project (transmission), the inauguration of the Pedra Cheirosa wind complex (installed capacity of 48 MW), the heavy investment in the asset base of CPFL Paulista, RGE and RGE Sul distributors, which will undergo the tariff review process in 2018, the ABRADEE award won by CPFL Santa Cruz as the best domestic distributor in its category and by RGE as the best distributor in the Southern region, the integration of RGE Sul, the launch of "CPFL Inova", an open innovation program created by CPFL in partnership with Endeavor Brasil, among others.

It should also be noted that CPFL promoted the merger of the distribution companies CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Mococa (together, the “Merged Companies”) into CPFL Jaguari (“Mergee Company”). The grouping of the concessions of the five companies was carried out through the merger of the assets held by the Merged Companies by the Mergee Company on December 31, 2017.

The disposal of the Company's control was completed on January 23, 2017, when State Grid became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in accordance with applicable regulation, State Grid performed a tender offer for the remaining outstanding common shares of CPFL Energia on November 30, 2017. According to the Material Fact and the Announcement to the Market released on November 30 and December 5, 2017, respectively, as a result of the auction, State Grid acquired 408,357,085 common shares issued by the Company, representing 88.44% of all the shares subject to the Tender Offer and 40.12% of the capital stock of the Company. The common shares were acquired at the price of R$ 27.69, totaling the amount of R$ 11,307,407,683.65. State Grid holds, jointly with ESC Energia, 964,521,902 common shares issued by the Company, raising its jointly interest from 54.64% to 94.75% of the total share capital of the Company.

We continue working on value initiatives for our shareholders and our investment plan (around R$ 2.1 billion for 2018 and over R$ 11.4 billion for the next 5 years), with financial discipline, efforts and commitment of our teams and the trust of our new controlling shareholders, reinforcing CPFL's commitment to its long-term development strategy.

  2016

The year 2016 was marked by great changes to CPFL Energia. After a three-month transition period, Andre Dorf took over as the Group´s CEO on July 1st, replacing Wilson Ferreira Junior, with the challenge of leading the new growth phase and make sure that processes and systems are increasingly simpler and more efficient, in order to make the Company more agile, so that we continue to face the challenges and seize the opportunities for growth and value creation.

On October 31, CPFL Energia resumed the process of consolidation of the sector with the conclusion of the acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), which is now called RGE Sul Distribuidora de Energia S.A. (“RGE Sul”), a distribution company that serves approximately 1.3 million clients in 118 cities in the state of Rio Grande do Sul. With this step, CPFL Energia increased its scale and footprint in the state of Rio Grande do Sul, serving 382 cities and reaching a market share of 65%. In Brazil, CPFL Energia now enjoy a market share of over 14% of the distribution segment, serving around 9 million clients through 9 concessionaires in the Southern and Southeastern regions. CPFL took charge of the RGE Sul’s management on November 1st, and its plans include investments of around R$ 1 billion in the period 2017-2019, aiming to implement CPFL standards in services and to comply with the improvement plan set by ANEEL.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Still in 2016, in early July, CPFL Energia was informed by one of its controlling shareholders, Camargo Corrêa S.A., that the latter had received and accepted a proposal from the State Grid Corporation of China (“State Grid”) to acquire its interest in the Company´s controlling block for R$25.00 per share. On September 2, the final share purchase agreement (SPA) was entered into between State Grid and Camargo Corrêa. In sequence, the proposal was extended to other controlling shareholders, which decided, over the course of September, to join Camargo Corrêa and sell their interest.

The transaction had all applicable approvals and was concluded in January 23, 2017, when State Grid Brazil became the controlling shareholder of CPFL Energia, with a 54.64% stake. As a result of the closing of the transaction that resulted in the direct change of control of CPFL Energia and in the indirect change of the control of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), and in accordance with applicable regulation, State Grid Brazil will perform tender offers for the remaining outstanding common shares of CPFL Energia and CPFL Renováveis. According to the Material Facts released by both companies on February 23, 2017, State Grid has filed the Unified Offer documentation with CVM, on February 22, 2017; the registration is now under analysis by CVM.

In the midst of these changes, CPFL Energia followed its growth path. In 2016, new renewable energy projects went into operation: in May, it was the turn of SHPP Mata Velha, with 24 MW of installed capacity, while the Campo dos Ventos and São Benedito Wind Complexes had a gradual start-up during the year, being concluded in December, totaling 231 MW of installed capacity.

Still in generation segment, with regard to the hydrological risk (GSF), renegotiation of the Baesa power plant (Energética Barra Grande Energia) was concluded, protecting the plant from 100% of the effects of GSF until the end of its regulated agreements. This generated a gain of R$ 5 million in interest in subsidiaries, associates and joint ventures in 2016. The remaining power plants had already renegotiated in 2015. The strategy of renegotiating this risk is aimed at returning the predictability and stability of cash flows to hydroelectric generators.

In the distribution segment, the Company continued to suffer from the economic recession, which affected the power consumption in the concession area. Despite the acqusition of RGE Sul as of November, sales in Group CPFL´s concession area contracted 1.0%. Disregarding the effect of the acquisition of RGE Sul, it would be a 3.5% drop, with 0.7%, 3.7% and 7.6% decreases respectively for residential, commercial and industrial segments. Unfavorable macroeconomic scenario also influenced delinquency levels, leading the Company to intensify its collections actions, increasing by more than 50% the number of disconnections, collections efforts and reporting to credit bureaus, among other actions.

In the financial sphere, it is important to notice that the decrease in leverage, which reached the level of 3.21x net debt/EBITDA by the end of 2016, reflecting not only the improved results, but also the consistent monetization of sectoral financial assets throughout the year. In December, group´s distribution companies, including RGE Sul, had accumulated a sectoral financial liability of R$ 891 million, due to tariff adjustments and lower costs with energy purchase and sector charges observed throughout 2016. On the other hand, the acquisition of RGE Sul pressed this indicator.

It should also be noted that six of the nine distribution companies - CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari – are already in the 4th cycle of Tariff Revision, benefiting from the investments made in the previous cycle and the better conditions offered by the new cycle. Regarding tariffs, the green flag was applied during most of the year 2016, which contributed to lower tariffs, after the strong adjustments of 2015.

Manual for the Annual and Extraordinary General Meeting

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The overcontracted position of Brazilian distribution companies, a regulatory theme of great importance, was widely discussed among agents in 2016 and many advances have already been obtained. Several measures have been taken in order to mitigate the surpluses and define their involuntary character, such as the treatment of involuntary surplus from quotas, the feasibility of bilateral agreements between generation and distribution companies, the New Energy MCSD (Surplus and Deficit Compensation Mechanism) and changes in the rules for auctions.

Law 13,360/2016 also implemented important changes to the power sector, creating impacts and opportunities for its various business segments. The safety of a solid regulatory framework is essential for the power sector to resume investments and deliver sustainable growth in the long term.

b) capital structure:

Capital Structure	2018	2017	2016
Own Capital	38%	41%	41%
Third party capital	62%	59%	59%

As of December 31, 2018, a capital structure of the Company was represented by 38% of own capital and 62% of third party capital. There is no significant variation in the last 3 fiscal years in this structure.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2018

On December 31, 2018, the Company’s working capital was positive, reflecting an excess of current assets over current liabilities of R$987 million, an increase of R$2,785 million compared to a negative working capital balance of R$1,797 million at December 31, 2017, representing an excess of current assets over current liabilities. The main causes of this increase in working capital were:

  decrease of R$1,929 million in our short term debt balance, which includes loans and financing, debentures and related accrued interest;
  increase of R$1,160 million in net Sector Financial Assets and Liabilities balances, from an assets positions of R$171 million in 2017 to R$1,331 million in 2018;
  decrease of R$899 million in our Trade Payables balance;
  decrease of R$431 million in our Regulatory Charges balance; and
  increase of R$247 million in our Consumers Receivables balance.

Partially offset by:

  decrease of R$1,358 million in our cash and cash and equivalents, due to net cash generation of R$857 million in operating activities, offset by cash usage of R$364 million in financing activities and cash usage of R$1,851 million in investing activities;
  increase of R$235 million in dividends balance; and
  decrease of R$132 million in derivative financial instruments, net.

Manual for the Annual and Extraordinary General Meeting

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The following table presents a summary of pending contractual obligations and commitments as of December 31, 2018 (including other long-term contractual obligations):

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2018:
Suppliers..........................	2,731	2,398	195	-	138
Debt obligations(1)..............	25,280	4,678	11,518	5,122	3,962
Public utilities(1).................	253	21	36	48	148
Post-employment benefit(2).	1,459	165	363	359	573
Regulatory charges............	151	151	-	-	-
Others..............................	288	226	3	3	56
Total of Balance Sheet items(1).........................	30,162	7,638	12,115	5,532	4,877

Leasings and rentals..........	46	9	14	13	10
Electricity purchase agreements(3).................	139,927	14,527	26,410	27,062	71,928
Distribution and transmission systems service charges(4)............	47,611	2,461	6,500	8,296	30,353
Premium of Hydrological Risk renegotiation (GSF)(5)	416	8	44	52	312
Generation projects(6).........	41	39	2	-	-
Supplies...........................	2,224	125	281	317	1,500
Other commitments related to the operation of concessions ..................	261	13	29	32	187
Total of other commitments................	190,525	17,183	33,278	35,772	104,291
Total of contractual obligations...................	220,687	24,821	45,394	41,304	109,168

______________________________________

(1)           Includes interest payments, including future interest projected cash flow based on undiscounted, through index projections. These future interests are not recorded on our Balance Sheet.

(2)           Estimated future contributions to the post-employment benefit.

(3)           Amounts payable under long term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances. The table represents the amounts payable for the contracted volumes applying the year end 2018 price. See item 10.2.b of this form and note 33 of our consolidated financial statements.

(4)           Estimated expenses related to distribution and transmission system services charges, until the end of the concession periods.

(5)           Estimated expenses related to the payment of the risk premiums for the coverage of the hydrological risk.

(6)           The power plant construction projects include commitments made basically to make funds available for construction and acquisition of concession related to the subsidiaries in the Renewable Energy segment.

Our capital requirements are primarily for the following purposes:

Manual for the Annual and Extraordinary General Meeting

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•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects.

•     Repayment or refinancing of maturing debt. At December 31, 2018 we had outstanding debt maturing during the following 12 months in the total amount of R$3,363 million;

•     Dividends on an annual basis. We paid R$279 million in dividends in 2018. Such payment excludes dividends paid by our subsidiaries to non-controlling shareholders.

The Company and our subsidiaries have financial capacity to afford its non-current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its cash needs in a forecast between 18 and 24 months and prioritize its cash liquidity.

Company’s Overall Liquidity ratio was 0.717 in 2018 and 0.661 in 2017, which represents an increase of 8.5% when compared to 2017 ratio.

  2017

On December 31, 2017, our working capital reflected an excess of current labilities over current assets of R$1,797 million, a decrease of R$4,158 million compared to an excess of current assets over current liabilities of R$2,361 million at December 31, 2016. The main causes of this decrease in working capital were:

This decrease was mainly due to the decrease of cash and cash equivalents of R$ 2,915 million (with the reasons described in item 10.1.h have below), with an increase in loan installments and short-term financing and debentures of R$ 1,870 million.

Other transactions that contributed to the decrease of working capital:

• Increase in Trade Payables balance of R$ 569 million, basically due to the electricity purchased (R$ 380 million), electricity network usage charge (R$ 130 million), free market (R$ 13 million), materials and services (R$ 105 million), offset by the decrease in charges for use of distribution and transmission system (R$ 60 million);

• Increase of regulatory charges balance of R$ 216 million; and

• Increase in other accounts payable of R$ 164 million, net.

Partially offset by:

• Increase of accounts receivable from consumers, concessionaires and licensee of R$ 535 million;

• Increase in derivatives assets of R$ 281 million; and

• Increase of R$ 768 million in Sector Financial Assets (net of decrease in Sector Financial Liabilities).

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•     Repayment or refinancing of maturing debt. At December 31, 2017 we had outstanding debt maturing during the following 12 months in the total amount of R$5,293 million; e

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•     Dividends on an annual basis. We paid R$221 million in dividends in 2017. Such payment excludes dividends paid by our subsidiaries to non-controlling shareholders.

The Company and our subsidiaries have financial capacity to afford its non-current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its cash needs in a forecast between 18 and 24 months and prioritize its cash liquidity.

Company’s Overall Liquidity ratio was 0.661 in 2017, which represents an increase of 4.2% when compared to 2016 ratio.

  2016

On December 31, 2016, our working capital reflected an excess of current assets over current liabilities of R$2,361 million, a decrease of R$623 million compared to R$2,984 million at December 31, 2015.

The main causes of this decrease were:

  a decrease of R$2,062 million in Sectorial Financial Assets and Liabilities balances, from an asset position of R$1,464 million in 2015 to a liability position of R$598 million in 2016 (see note 8 to our consolidated financial statements);
  a net decrease of R$ 469 million in derivative financial instruments; e a net increase of R$ 302 million in other payables/receivables.

Those decreases were partially offset by:

  an increase of R$ 482 million in our cash and cash and equivalents, as explained in item 10.1.h below;
  an increase of R$ 591 million in Consumers, Concessionaires and Licensees;
  a decrease in our Trade Payables of (i) R$433 million of Suppliers, due mainly to energy acquired (R$ 405 million); and (ii) R$486 million in Regulatory Charges, mainly CED Account (R$217 million) and Tariff Flags (R$268 million); e a decrease of R$218 million in our short‑term debt balance, which includes loans and financing, debentures and related accrued interest.

Our capital requirements are primarily for the following purposes:

•     We make capital expenditures to continue improving and expanding our distribution system and to complete our renewable generation projects;

•     Repayment or refinancing of maturing debt. At December 31, 2016 we had outstanding debt maturing during the following 12 months in the total amount of R$3,423 million; and

•     Dividends on a semiannual basis. We paid R$205 million in dividends in 2016. Such payment exclude dividends paid by our subsidiaries to non-controlling shareholders.

Company and its subsidiaries have financial capacity to afford its current liabilities. One of the main strategies to manage noncurrent liabilities is called pre-funding, that is, Company anticipate its cash needs in a forecast between 18 and 24 months and prioritize its cash liquidity. The increase in gross debt has the objective to support Group’s business expansion strategy, such as financing of CPFL Renovaveis’ greenfield projects and afford acquisition of RGE Sul.

Manual for the Annual and Extraordinary General Meeting

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Despite the increase in our gross debt, Company’s Overall Liquidity ratio has been improved over the past three years. Such ratio was 0.687 in 2016, which represents an increase of 10.9% when compared to 2015 ratio.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources come from operating cash generation and financing.

During 2018, subsidiaries of CPFL Energia brought in funding mainly for financing investments in our generation and distribution segment, as well as to reinforce the working capital of the companies.

It has been contracted new financing for investment with the Brazilian Economic and Social Development Bank (“BNDES”), new funding with financial institutions under foreign borrowing lines and new debenture issues.

The CPFL Group’s liquidity policy is based on holding funds to cover the short-term obligations set forth in the base scenario, considering the execution of the funding plan for cash requirements for the current year. If there is an additional need for cash, CPFL has easy access to the capital market to raise funds to cover these additional needs.

By applying this strategy, we aim to reduce CPFL Energia’s future cash flow exposure and its exposure to interest rate risk, as well as to maintain its liquidity level and its debt profile trough debt refinancing actions and decrease of costs.

For more information on financing sources utilized by the Company, see line (f) of this item 10.1.

Indebtedness

2018 compared to 2017

Our total indebtedness increased R$208 million, or 1.0%, from December 31, 2017 to December 31, 2018, as result of new debentures issued and other debt incurred, with amortization in the principal of loans and debentures in the amount of R$ 10,204 million offset by the raising of R$ 9,611 million in loans and debentures. The main fundings are described below:

•    Issuances of debentures principally in the amount of R$1,590 million by CPFL Geração; R$1,380 million by CPFL Paulista; R$520 million by RGE; R$412 million by CPFL Piratininga and R$220 million by Rio Grande Energia S.A., to improve working capital, finance debt payments, refinance maturing debt and fulfill required investments;

•    Incurrence of new debt denominated in U.S. dollars, principally in the amount of R$801 million by CPFL Paulista; R$1,129 million by RGE; R$627 million by Rio Grande Energia S.A. and R$494 million by CPFL Piratininga. This debt was incurred in order to improve working capital, finance debt payments, refinance maturing debt and fulfill required investments;

•    Issuance of debentures by the subsidiary of CPFL Renováveis in the amount of R$ 150 million and raising of funds in the amount of R$ 324 million to the subsidiary's investment plan; and

Manual for the Annual and Extraordinary General Meeting

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•    Funding in the amount of R$ 16 million in local currency by our subsidiary CPFL Renováveis for working capital.

When we include derivatives (assets and liabilities) in indebtedness analysis, there is an increase of R$ 136 million to R$19,752 million in total indebtedness instead R$19,615 million.

2017 compared to 2016

Our total indebtedness decreased R$1,875 million, or 8.5%, from December 31, 2016 to December 31, 2017, to R$20,169 million (excluding derivatives), with amortization of loan principal and debentures in the amount of R$ 5,273 million offset by the fund-raising of R$ 3,398 million of loans and debentures.

The mainly additions in the year:

•         Issuances of debentures in the total amount of R$ 1,606 million of which, R$700 million by CPFL Paulista; R$380 million by RGE; R$306 million by CPFL Piratininga and R$220 million by RGE Sul.

  Issuances of debentures by CPFL Renováveis in the amount of R$350 million in order to generation projects investments;
  Issuances of debentures by CERAN in the amount of R$530 million in order to transfer funds to shareholders;
  New borrowings from BNDES through the Fund for the Financing and Acquisition of Machinery and Equipment, FINAME, in the total amount of R$ 167 million primarily to fulfill the investment plan for our renewable generation subsidiaries (R$ 150 million), as well as to fulfill required investments for our other services subsidiaries (R$11 million);
  New borrowings for reinforce our working capital in the amount of R$180,000 million in national amount at most of our renewable generation subsidiaries (R$ 135,000 million) and CPFL Serviços (R$ 45 million).
  New borrowings for reinforce our working capital in the amount of R$ 569 million, denominated in foreign currency - U.S. dollars by our subsidiary CPFL Brasil (R$ 400 million) and our subsidiary RGE (R$ 169 million).

When we include derivatives (assets and liabilities) in indebtedness analysis, there is a decrease of R$ 1,742 million in total indebtedness instead R$19,615 million.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

In 2019 and 2020, we expect to continue to take advantage of the financing opportunities offered by the market through issuing debentures and debt for working capital, both in the domestic and overseas markets, and those offered by the government through lines of financing provided by BNDES, in order to expand and modernize the electricity system of the distribution companies, to undertake new investments in the Generation segment.

Manual for the Annual and Extraordinary General Meeting

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f) indebtedness levels and characteristics of such debts, also describing:

2018

Total debt outstanding at December 31, 2018 (including accrued interest and excluding derivatives) was R$20,377 million. Approximately R$5,631 million of our total outstanding debt, or 27.6%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,363 million of our total outstanding debt is due in 12 months.

2017

Total debt outstanding at December 31, 2017 (including accrued interest and excluding derivatives) was R$20,169 million. Approximately R$4,858 million of our total outstanding debt, or 24.1%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$5,293 million of our total outstanding debt is due in 12 months.

2016

Total debt outstanding at December 31, 2016 (including accrued interest and excluding derivatives) was R$22,044 million. Approximately R$5,502 million of our total outstanding debt, or 25.0%, was denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. The amount of R$3,422 million of our total outstanding debt is due in 12 months.

i. relevant loan and financing contracts

Main Financing Contracts in 2018 (including accrued interest):

•         Floating rate. At December 31, 2018, we had R$4,969 million outstanding under a number of loan agreements post fixed indexed based on the TJLP and TLP (R$4,348 million) and CDI and Selic (R$500 million) and other loan agreements (R$121 million). These loans are denominated in reais. The most significant part of these loans relates to: (i) loans indexed by TJLP and TLP to our indirect generation subsidiary CPFL Renováveis (R$2,894 million) and to our distribution subsidiaries, CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, and Rio Grande Energia S.A. (R$1,439 million); and (ii) loans indexed by CDI to our indirect generation subsidiary CPFL Renováveis (R$268 million).

•     Fixed rate. At December 31, 2018, we had R$893 million outstanding under a number of loan agreements based on the fixed rate. These loans are denominated in reais. The most significant part of these loans relates to our indirect generation subsidiary CPFL Renováveis (R$543 million).

•     Debentures. At December 31, 2018, we had indebtedness of R$8,941 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 17 to our audited annual consolidated financial statements.

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•     Foreign currency-denominated debt. At December 31, 2018, we had the equivalent of R$5,631 million outstanding under other loans denominated in foreign currency, principally U.S. dollars (US$1,232 million or R$4,776 million). We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

Furthermore, the contracts of loan and financial mentioned above also consider working capital contracts at December 31, 2018, is equivalent of R$639 million and the BNDES contracts is equivalent of R$ 4,931 million.

For further details on our borrowings, debentures and derivatives, see notes 16, 17 and 33 to our consolidated financial statements.

Main Financing Contracts in 2017 (including accrued interest):

•                     BNDES. At December 31, 2017, we had R$4,549 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relates to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis (R$3,543 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$ 944 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Eficiência Energética and CPFL Transmissão Piracicaba (R$62 million).

•         Debentures. At December 31, 2017, we had indebtedness of R$9,177 million outstanding under several series of debentures issued by CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração, CPFL Renováveis and CERAN. The terms of these debentures are summarized in note 17 to our audited annual consolidated financial statements.

•         Working capital. At December 31, 2017, we had R$859 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our subsidiaries CPFL Santa Cruz, CPFL Geração and CPFL Serviços.

•         Other real‑denominated debt. As of December 31, 2017, we had R$757 million outstanding under a number of other real‑denominated facilities. These real-denominated facilities relate to our renewable energy subsidiaries (R$682 million) and our distribution subsidiaries (R$25 million). They are indexed based on the CDI or TJLP and bear interest at different rates.

•         Other foreign currency‑denominated debt. At December 31, 2017, we had the equivalent of R$4,858 million outstanding under other loans denominated in foreign currency, principally U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 16, 17 and 33 to our consolidated financial statements.

Main Financing Contracts in 2016 (including accrued interest):

•                     BNDES. At December 31, 2016, we had R$5,471 million outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relates to: (i) loans to our indirect generation subsidiaries, CPFL Renováveis and CERAN (R$3,987 million); (ii) financing of investment programs for our distribution subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE (R$1,387 million); and (iii) loans to our subsidiaries CPFL Serviços, CPFL Brasil, CPFL Esco, CPFL Telecom and CPFL Transmissão (R$97 million).

Manual for the Annual and Extraordinary General Meeting

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•         Debentures. At December 31, 2016, we had indebtedness of R$9,000 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, RGE, RGE Sul, CPFL Santa Cruz, CPFL Brasil, CPFL Geração and CPFL Renováveis. The terms of these debentures are summarized in note 18 to our audited annual consolidated financial statements.

•         Working capital. At December 31, 2016, we had R$1,354 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution, generation and services subsidiaries.

•         Other real‑denominated debt. As of December 31, 2016, we had R$755 million outstanding under a number of other real‑denominated facilities. These real-denominated facilities relate to our renewable energy subsidiaries (R$653 million) and our distribution subsidiaries (R$102 million). They are indexed based on the CDI or TJLP and bear interest at different rates.

•         Other foreign currency‑denominated debt. At December 31, 2016, we had the equivalent of R$5,502 million outstanding under other loans denominated in foreign currency, principally U.S. dollars (US$1,688 million). We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.

For further details on our borrowings, debentures and derivatives, see notes 16, 17 and 33 to our consolidated financial statements.

ii. other long-term relationships with financial institutions

On the date of this document, the Group had no other long-term relationships with financial institutions, aside from those described in item (i) above.

iii. level of subordination among debt

There is no subordination of the Company’s debt, observing, however, that certain debts were contracted with real guarantees and, therefore, have preference over other debt if the Company were to reach bankruptcy within the limit of the real guarantee.

iv. restrictions imposed by the issuer, particularly, regarding indebtedness limits and the hiring of new debt, the distribution of dividends, sale of assets, issue of new securities and the sale of shareholding control, as well as if the issue has been in compliance with such restrictions.

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

Manual for the Annual and Extraordinary General Meeting

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The calculations are made on an annual or semiannual basis, as appropriate. As the maximum and minimum ratios vary among the contracts, we present below the most critical parameters of each ratio, considering all contracts in effect at December 31, 2018.

Ratios required for the individual financial statements of its subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz and RGE, which own contracts:

  Debt indebtedness divided by EBITDA maximum between 3.50 and 3.75; and
  Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0.9.

Ratios required for the individual of subsidiaries financial statements of CPFL Renováveis owners of the contract:

  Debt Service Coverage Ratio (DCSR) minimum between 1 and 1.3.
  Company capitalization ratio minimum between 25% and 39.5%.
  General Indebtedness Ratio maximum of 80%.

Ratios required for the consolidated statements of CPFL Renováveis

  Debt indebtedness divided by EBITDA maximum of 3.75; and
  Net Debt divided by the sum of Equity and Net Debt maximum of 0.55.

Ratios required for the consolidated financial statements of CPFL Energia

  Debt indebtedness divided by EBITDA maximum of 3.75;
  Debt indebtedness divided by the sum of Equity and Debt indebtedness maximum of 0.72; and
  EBITDA divided by the finance income/expense results minimum of 2.25.

Ratio required in the consolidated financial statements of State Grid Brazil Power Participações S.A.

  Equity divided by Total Assets (disregarding the effects of IFRIC 12/OCPC 01) minimum of to 0.3.

For purposes of determining covenants, the definition of EBITDA at the Company takes into consideration mainly the consolidation of subsidiaries, associates and joint ventures based on the Company’s direct or indirect interests in those companies (for both EBITDA and assets and liabilities).

In 2018, CPFL Renováveis obtained from BNDES a waiver from the acceleration of maturity for non-compliance with the DCSR in the financial statements of its subsidiary Bio Ester and with the financial ratios DCSR, Debt indebtedness divided by EBITDA and Equity divided by the sum of Equity and Debt indebtedness in the financial statements of its subsidiaries Bio Coopcana and Bio Alvorada. On the same occasion CPFL Renováveis also obtained a waiver from the requirement of compliance with the mentioned ratios as from 2019.

In 2018, the subsidiary CPFL Piratininga obtained from BNDES and onlending banks authorization for waiver from the obligation to comply with the financial ratio Net Debt to EBITDA contained in the financing agreements for the year ended December 31, 2018.

Manual for the Annual and Extraordinary General Meeting

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The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial and non-financial clauses whose indicators are properly complied at December 31, 2018, except by the mentioned above about the non direct subsidiary CPFL Renováveis for which the holding had the proper approvals from the finance institutions.

Debentures

The debentures issued by the Group companies require the compliance with certain financial covenants.

The calculations are made on an annual or semiannual basis, as appropriate. As the maximum and minimum ratios vary among the contracts, we present below the most critical parameters of each ratio, considering all contracts in effect at December 31, 2018.

Ratios required in the individual financial statements of the subsidiaries of CPFL Renováveis, issuers of debentures:

  Debt Service Coverage Ratio (DSCR) minimum of 1.2.
  Net Debt divided by Dividends Received maximum 3.5.

Ratios required in the consolidated financial statements of CPFL Renováveis for debentures issued by CPFL Renováveis and its subsidiaries

  Debt indebtness divided by EBITDA maximum of 4.0.
  EBITDA divided by Finance Income (Costs) minimum of 1.75.

Ratios required in the consolidated financial statements of CPFL Energia

  Net indebtness divided by EBITDA maximum between 3 and 3.75.
  EBITDA divided by Finance Income (Costs) minimum of 2.25.

On June 19, 2018, CPFL Renováveis obtained from debenture holders a waiver from the requirement of compliance with the Debt Service Coverage Ratio and the Debt Service Coverage Ratio of the Transaction related to the 1st issue of debentures of CPFL Renováveis.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. The Group’s management believes that all covenants and financial clauses are properly complied at December 31, 2018, except by the mentioned above about the non-direct subsidiary CPFL Renováveis is for which the holding had the proper approvals from the finance institutions.

g) limits of the funds already contracted and ratio of the portions already used

The percentages utilized for our previously contracted financing, referring to the last three fiscal years, are presented below:

Manual for the Annual and Extraordinary General Meeting

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Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Type	Approval	Company	In 2016	
			Contracted balance	Released
BNDES / Investment - FINEM XIX	In 2012	CPFL Renováveis	34,543	97%
BNDES / Investment - FINEM XXI	In 2012	CPFL Renováveis	47,000	91%
BNDES / Investment - FINAME I	In 2012	CPFL Renováveis	4,691	80%
BNDES / Investment - CCB Santander	In 2013	CPFL Mococa	6,119	97% [1]
BNDES / Investment - FINEM XIII	In 2013	CPFL Renováveis	391,245	91%
BNDES / Investment - FINEP III	In 2013	CPFL Renováveis	23,031	30%
BNDES / Investment - FINEM XIII	In 2013	CPFL Renováveis	383,748	99%
BNDES / Investment - FINEM	In 2014	CPFL Santa Cruz	25,360	91% [1]
BNDES / Investment - FINEM I	In 2014	CPFL Leste Paulista	13,045	66% [1]
BNDES / Investment - FINEM	In 2014	CPFL Sul Paulista	12,280	74% [1]
BNDES / Investment - FINEM V	In 2014	CPFL Jaguari	10,398	73% [1]
BNDES / Investment - FINEP II	In 2014	CPFL Renováveis	88,095	12%
BNDES / Investment - FINEM	In 2014	CPFL Telecom	95,333	37%
BNDES / Investment - FINEM VII	In 2014	CPFL Paulista	427,716	66% [1]
BNDES / Investment - FINEM VI	In 2014	CPFL Piratininga	194,862	73% [1]
BNDES / Investment - FINEM VII	In 2014	RGE	266,790	73% [1]
BNDES / FINAME	In 2015	CPFL Serviços	6,011	86%
BNDES / Investment - FINEM XXV	In 2015	CPFL Renováveis	84,338	98%
BNDES / Investment - FINEM XXVI	In 2015	CPFL Renováveis	764,109	64%
BNDES / Investment - FINEM XXVII	In 2015	CPFL Renováveis	69,103	98%
BNDES / FINAME	In 2016	CPFL Serviços	12,277	97%
BNDES / FINAME	In 2016	CPFL Esco	1,543	99%

[1] Outstanding balance was canceled

 h) significant changes in each item of the financial statements

Management has presented consolidated balance sheets and financial statements of income for the fiscal years ended December 31, 2018, 2017 e 2016 with demonstrations of all variations and comments on the most relevant.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Comments on the most relevant variations in Assets:

Cash and cash equivalents:

The balance of R$ 1,891 million in 2018, which represents 4.5% of total assets, decreased 41.8% (or R$1,359 million) compared to 2017, due to:

(i) cash generation of R$ 857 million from operating activities, basically from adjusted net income (R$ 5,920 million); the decreases of: i) on accounts receivable from consumers, concessionaires and licensees (R$1,006 million); ii) of net financial sector assets (R$ 911 million); iii) accounts payable with suppliers (R$849 million) and regulatory fees (R$ 431 million); the payments : i) of debt charges and debentures (R$1,353 million) and ii) income tax and social contribution (R$ 816 million) and the decrease in other accounts receivable and or payable (R$ 8 million) ; partially offset by the dividends received from jointly controlled companies (R$ 311 million);

(ii) cash consumption of R$ 1,851 million cash used in investing activities primarily for the acquisition of intangible and fixed assets (R$ 1,786 million) mainly by investments in distribution infrastructure;

(iii) cash consumption of R$ 364 million arising from financing activities cash, due to: a) the repayment of loans and debentures net of borrowings and settlement of derivative transactions (R$ 50 million); b) dividends paid (R$ 322 million); c) the right to purchase shares and alteration of the participation exercised by minority shareholders of CPFL Renováveis (R$ 8 million);

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Balance of R$ 3,250 million in 2017, corresponding to 7.9% of total assets, which correspond a decrease of 47.3% (R$2,915 million) from 2016, due to:

(i) Cash usage of R$ 2,509 million in in investing activities due to intangible assets and Property, plant and equipment acquisition (R$ 2,570 million) mainly due to investments in distribution and renewable energy generation infrastructure;

(ii) Cash consumption of R$ 2,440 million arising from financing activities, due to: a) amortization of loans and debentures net of funding and settlement of derivative operations (R$ 1,977 million); b) dividends paid (R$ 337 million); c) decrease of capital by non-controlling shareholders in our subsidiary CERAN (R$ 123 million);

(iii) offset by the cash generation of R$ 2,034 million from operating activities, mainly due to:

a)    Net income adjusted (R$ 5,507 million);

b)    Dividends received from our subsidiaries to non-controlling shareholders (R$ 730 million);

c)    An increase in our Trade Payables balance suppliers (R$ 566 million), basically due to the increase in charges and wholesaler’s electricity sales (R$ 450 million), materials and services (R$ 105 million) and free energy (R$ 13 million);

d)    An increase of R$ 216 million in our Regulatory Charges balance from tariff flag;

e)    Off set by payments of:

a) debt and debentures charges (R$ 1,846 million);

b) income tax and social contribution (R$ 338 million); and

c) tax, civil and labor risks paid (R$ 207 million); decreased of:

d) financial assets and liabilities (R$ 1,515 million);

e) escrow deposits (R$ 248 million);

f) tax and social contributions (R$ 261 million); Increased in other operating assets and liabilities net (R$ 153 million).

Balance of R$ 6,165 million in 2016, corresponding to 14.6% of total assets, up 8.5% (R$482 million) from 2015, due to:

(i)         cash generation of R$4,634 million from operational activities, which is basically adjusted net income (R$5,016 million); the decreases of (i) sector financial assets and liabilities (R$2,782 million); (ii) escrow deposits (R$756 million); (iii) receivables from Eletrobrás (R$ 186 million); (iv) taxes recoverable (R$128 millions); partially offset by increase in consumers, concessionaires and licensees (R$206 million) and by decrease in operational liabilities, mainly: (i) trade payables (R$783 million); (ii) regulatory charges (R$515 million); (iii) tax, civil and labor risks paid (R$217 million); payment of: (i) debt and debentures charges (R$1,571 million) and; (ii) income tax and social contribution (R$876 million); and decrease of other receivables and other payables (R$361 million).

(ii)        cash consumption of R$ 3,815 million in investments activities, mainly due to fixed assets and intangibles assets acquisitions (R$ 2,238 million), in connection with infrastructure investments in distribution and renewable generation segments; and control acquisition of AES Sul through our integral subsidiary CPFL Jaguariúna (R$ 1,497 million, net of acquired cash).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

(iii)       cash consumption of R$ 337 million from financing activities, due mainly to i) paid dividends (R$ 232 million); (ii) repayment of borrowing and debentures (R$ 242 million); and iii) payment of business combination obligations (R$21 million); partially offset by net cash generation in financial derivatives operations (R$158 million).

Consumers, concessionaires and licensees:

Consumers, concessionaires and licensees amounted to R$ 5,301 million in 2018 in current and non-current assets, which represents 12.6% of total assets, increased by 16.8% (R$ 763 million) compared to 2017, basically due to amounts related to CCEE (R$ 271 million) and the general increase in tariffs, offset by the reduction of amounts related to the sale of electricity to other concessionaires, permission and licensees (R$ 111 million) by the subsidiary CPFL Brasil.

Consumers, concessionaires and licensees amounted to R$ 4,538 million in 2017 in current and non-current assets, which corresponds to 11.0% of total assets, was 14.3% (or R$ 569 million) higher than in 2016, due mainly to Sales energy on regulated market – CCEE (R$ 123 million) and the increase in the sale of electricity to other concessionaires and licensees (R$ 176 million), by the our subsidiary CPFL Brasil and general increase of tariffs.

Consumers, concessionaires and licensees amounted to R$3,969 million in 2016, which corresponds to 9.4% of total assets, was 20.1% higher than in 2015, due mainly to the receivables of R$767 million of RGE Sul, which was acquired and consolidated in 2016.

Deferred tax assets and liabilities:

Net deferred tax liabilities amount to R$ 180 million in 2018, a decrease of R$ 127 million compared to a net deferred tax liabilities of R$ 306 million in 2017, due mainly to decrease in net deferred tax liabilities arising from temporary differences that are not deductible from income tax and social contribution (R$ 48 million) and tax losses (R$ 79 million).

Net deferred tax liabilities amount to R$ 306 million in 2017, a decrease of R$ 95 million compared to a net deferred tax liabilities of R$ 401 million in 2016, due mainly to decrease in net deferred tax liabilities arising from temporary differences that are not deductible from income tax and social contribution (R$ 105 million).

Net deferred tax liabilities amount to R$ 401 million in 2016, a decrease of R$696 million compared to a net deferred tax liabilities of R$ 1,098 million in 2015, due mainly to decrease in net deferred tax liabilities arising from temporary differences that are not deductible from income tax (R$ 596 million) and social contribution (R$ 214 million); and PIS and COFINS in the amount of R$ 9 million. Such decreases were partially offset by a decrease in net deferred tax credits arising from tax benefit of merged intangible assets (R$ 35 million); decrease in tax credits from the tax loss on the income tax of R$ 59 million and negative social contribution basis of R$ 29 million.

Sector financial assets and liabilities:

The positive balance of net financial sector assets and liabilities of R$ 1,508 million in 2018 increased by R$ 991 million, compared to the balance of R$ 517 million recorded in 2017, due to:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

•The items of the CVA (compensation account for the variation of the values of items in parcel "A") in the amount of R$ 1,070 million, mainly due to the increase in the energy development account (CDE) (R$ 700 million) and pass-through from Itaipu (R$ 521 million) offset by the reduction in electricity costs (R$ 387 million).

• Overcontracting (R$ 334 million).

•  Off set by decrease in the neutrality of sectoral charges (R$ 194 million) and other financial components (R$ 219 million).

The positive balance of sector financial assets and liabilities of R$ 517 million in 2017 increased by R$ 1,432 million, compared to the negative balance of R$ 915 million in financial assets and liabilities recorded in 2016, due to:

  CVA items amounting of R$ 2,065 million, mainly due to the increase in the cost of electricity (R$ 2,354 million) and pass-through from Itaipu (R$ 495 million) and the decrease of energy service charge (“ESS”) and reserve energy charge (“EER”) (R$ 610 million);
  Other financial components (R$ 171 million);
  Offset by the decrease of the neutrality of industry charges of (R$ 162 million) and over-contracting (R$ 642 million).

The negative balance of net sector financial assets and liabilities amount to R$ 915 million in 2016, a decrease of R$ 2,869 million compared to a positive balance of R$ 1,954 million in 2015, mainly due to: (i) CVA items amounting R$ 1,759 million, due mainly to: a) cost of electricity purchased (R$ 752 million); b) energy service charge (“ESS”) and reserve energy charge (“EER”) (R$ 257 million); c) pass-through from Itaipu (R$ 731 million); (ii) overcontracting (R$ 11 million); partially offset by (iii) neutrality of industry charges in the amount of R$ 286 million (see note 8 of our consolidated financial statements).

Concession Financial Assets:

The balance of R$ 7,430 million in 2018 in current and non-current assets, which represented 17.6% of total assets, increased by 13.1% when compared to 2017 (R$ 6,569 million), mainly due to: i) investments for the expansion, maintenance, improvement, modernization and strengthening of the electric system (R$ 784 million); ii) adjustment of cash flow expectation of distributors (R$ 362 million); (iii) the effects of the adoption of IFRS 15 / CPC 47 in the cases of transmission subsidiaries (R$ 239 million) and (iv) the write-offs of the distributors' infrastructure (R$ 46 million), due to the lower costs of the distributors' infrastructure.

The balance of R$ 6,569 million in 2017 in current and non-current assets, which represented 15.9% of total assets, increased by 22.2% when compared to 2016 (R$ 1,196 million), due mainly to: i) investments in infrastructure of electricity distribution and transmission activities (R$ 1,019 million), in order to expand, maintain, improve, modernize and reinforce the electrical system; ii) adjustment of cash flow expectation of distribution segment (R$ 212 million); iii) of the update - asset measured at amortized cost in the cases of transmission subsidiaries (R$ 28 million); offset by write-off of items from distributors' infrastructure (R$ 35 million); v) Receives of items from regulatory basis assets transmission (or “RAB”) of (R$ 16 million), and vi) by the adjustment of the business combination finalization for the acquisition of RGE Sul (R$ 12 million).

Concession Financial Assets amounted to R$ 5,374 million in 2016, equivalent to 12.7% of total assets, an increase of 49.0% (R$ 1,767 million), due mainly to: i) infrastructure investments in distribution and transmission activities (R$ 706 million) in order to expand, maintain, improve, modernize and reinforce the electrical system; (ii) adjustment of cash flow expectation (R$203 million); (iii) restatement of concession financial assets, which is measured at amortized cost for transmission activities (R$ 16 million); iv) acquisition of RGE Sul (R$ 876 million), offset by: v) write-off of items from regulatory basis assets (or “RAB”) in the amount of R$ 25 million, as well as for payments received by our transmission subsidiaries (R$ 10 million).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Property, Plant and Equipment:

Property, plant and equipment amounted to R$ 9,457 million in 2018, which represents 22.4% of total assets, decreased 3.4% (R$ 331 million) compared to R$ 9,787 million in 2017, R$ 296 million, mainly in projects of CPFL Renováveis, offset by the effect of the depreciation of assets of R$ 598 million.

Property, plant and equipment amounted to R$ 9,787 million in 2017, which corresponds to 23.7% total assets, an increase of 0.8% (R$ 74 million) compared to R$ 9,713 million in 2016, due mainly to CPFL Renováveis project investments of R$ 757 million, offset by the effect of the depreciation of assets of R$ 598 million.

Property, plant and equipment amounted to R$ 9,713 million in 2016, which corresponds to 23.0% total assets, an increase of 5.9% (R$ 540 million) compared to R$ 9,173 million in 2015, due mainly to: (i) investments of R$ 1,085 million, substantially in construction projects from CPFL Renováveis; (ii) acquisition of RGE Sul (R$ 30 million), offset by: (iii) depreciation for the year amounting to R$ 525 million; (iv) write-offs of R$30 million; (v) R$15 million related to reclassification and transferring to other group of assets; and (vi) impairment losses amounting R$ 5 million (for further information, see note 14 of our consolidated financial statements).

Intangible Assets:

Intangible Assets amounted to R$ 9,463 million in 2018, which represents 22.4% of total assets, decreased by 10.6% (R$ 825 million) compared to 2017, mainly due to decreased of R$ 1,046 million due to application of CPC 47 / IFRS 15 that changed the classification of the infrastructure assets of the concessionaires' ongoing concession during the construction or improvement period for contract assets, and due to the recognition of the amortization of R$ 1,001 million, partially offset by the investments for expansion, maintenance, improvement, modernization and reinforcement of the electric system in the amount of R$ 742 million.

The balance of R$ 10,590 million in 2017, representing 25.7% of total assets, showed a slight decrease of 1.7% (R$ 186 million), compared to 2016, due to the amortization of the year (R$ 936 million) and transferring from Intangible Assets to Concession Financial Assets in the amount of R$ 972 million due to additions in the period partially offset by the investments for expansion, maintenance, improvement, modernization and reinforcement of the electric system in the amount of R$ 1,908 million .

Intangible Assets amounted to R$ 10,776 million in 2016 (25.6% of total assets), compared to R$ 9,210 million in 2015, an increase of 17.0% (R$ 1,565 million), due mainly to: (i) infrastructure investments in distribution and transmission activities in order to expand, maintain, improve, modernize and reinforce the electrical system (R$ 1,224 million); (ii) acquisition of RGE Sul (R$ 1,870 million); partially offset by (iii) amortization of the year (R$ 768 million); (iv) transferring from Intangible Assets to Concession Financial Assets in the amount of R$ 655 million due to acquisitions occurred in the period; (v) due to write-off and transferring to other group of assets amounting to R$ 63 million and (vi) impairment losses recognition amounting to R$ 43 million.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Comments on the most relevant variations in Liabilities:

Trades payable:

The balance of R$ 2,731 million in 2018, current and non-current, representing 8.3% of total liabilities and shareholders' equity, decreased by 27.3% (R$ 694 million) compared to 2017, mainly due to the reduction of electricity supply (R$ 437 million) and materials and services (R$ 283 million); (R$ 62 million) and free energy (R$ 9 million).

The balance of R$ 3,425 million in 2017, current and non-current, representing 8.3% of total liabilities and shareholders' equity, increased by 19.9% (R$ 567 million) compared to 2016, mainly due to the increase in systems service charges and electricity supply by (R$ 451 million), materials and services suppliers (R$ 105 million) and trade payables from purchase of energy in the spot market (R $ 13 million).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Trade payables amounted to R$ 2,858 million in 2016 (6.8% of total liabilities and equity), a decrease of R$ 9.6% (or R$ 304 million) compared to R$ 3,162 million in 2015, due mainly to: (i) decrease of R$ 405 million related to electricity supply; (ii) decrease of R$ 144 million in systems service charges; partially offset by: (iii) an increase of R$ 214 million related to materials and services suppliers; (iv) an increase of R$ 15 million in electricity network charges and; (v) an increase of R$ 16 million in trade payables from purchase of energy in the spot market. Those changes are explained due mainly to energy purchase bills renegotiation with joint-ventures, which maturity date was extended from 2015 to 2016, as well as consolidation of RGE Sul as from 2016.

Borrowings and debentures:

Borrowing and debentures (which comprises related accrued interest) amounted R$ 20,376 million in 2018, which represented 48.3% of total liabilities and shareholders' equity, increased by 1.03% (R$ 208 million) compared to R$ 20,168 million in 2017, mainly due to the amortization of principal of loans and debentures of R$ 10,204 million and payment of charges in the amount of R$ 1,353 million, offset by borrowings and debentures in the amount of R$ 9,611 million and for recognition of charges and monetary restatements of R$ 2,155 million.

Borrowing and debentures (which comprises related accrued interest) amounted R$ 20,169 million in 2017, which correspond to 48.9% of total liabilities and equity, a decrease of 8.51% (R$ 1,875 million) compared to R$ 22,044 million in 2016. Such increase was due mainly to amortization of borrowing and debentures principal amounting R$ 5,273 million and payment of interests amounting R$ 1,846 million; offset by iii) fund raising amounting R$ 3,398 million and the charges, net of payments, and inflation adjustments of R$ 1,936 million.

Borrowing and debentures (which comprises related accrued interest) amounted R$ 22,044 million in 2016, which correspond to 52.3% of total liabilities and equity, an increase of 1.4% (R$ 311 million) compared to R$ 21,733 million in 2015. Such increase was due mainly to: i) fund raising amounting R$ 3,774 million, in connection with strategic plan for expansion of generation and distribution segments; (ii) acquisition of RGE Sul, which led to the consolidation of R$ 1,156 million of debt; partially offset by iii) repayments of borrowing and debentures principal amounting R$ 4,017 million and; iv) payment of interests amounting R$ 602 million.

Main funding in 2018, 2017 and 2016 is disclosed in the Financial Statements.

Capital reserves:

The 2018 balance of R$469 million, equal to 1.1% of total liabilities and shareholders’ equity, was accrued due to: (i) the business combination of DESA by the subsidiary CPFL Renováveis in 2014, of R$180 million; (ii) the public offering of CPFL Renováveis, in 2013, of R$60 million; and (iii) the business combination of CPFL Renováveis in 2011, of R$228 million.

Legal Reserve:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

This variation refers to the accrual of the Legal Reserve, equal to 5% of Net Income in each of fiscal years.

Statutory reserve – financial asset of concession:

At the Extraordinary Shareholders' Meeting held on April 27, 2018, the Company approved the extinction of the statutory reserve of the financial asset of the concession and the transfer of the respective balance of R$ 827 million to the Retained Earnings account.

Statutory reserve – working capital improvement:

In 2018, considering the current macro scenario with an incipient economic recovery, and considering the uncertainties regarding hydrology, the Company's Management proposed the allocation of R$ 2,235 million to the statutory reserve - working capital reinforcement. The balance of the statutory reserve - working capital reinforcement on December 31, 2018 is R$ 3,528 million.

Comments on the most relevant variations in the Statement of Income:

2018	AH%	AH-R$	AV%	2017	AH%	AH-R$	AV%	2016
Operating revenue	**42,625**	6.4%	**2,572**	151.5%	**40,053**	30.1%	**9,268**	149.8%	**30,785**
Electricity sales to final consumers	17,925	9.1%	1,502	63.7%	16,423	9.5%	1,429	61.4%	14,994
Electricity sales to wholesalers	5,355	-12.1%	(735)	19.0%	6,090	74.2%	2,594	22.8%	3,496
Revenue from construction of concession infrastructure	1,772	-14.5%	(301)	6.3%	2,073	53.1%	719	7.8%	1,354
Other operating revenues	17,573	13.6%	2,106	62.5%	15,467	41.4%	4,526	57.8%	10,941
Deductions from operating revenue	(14,490)	-8.9%	(1,181)	-51.5%	(13,309)	-14.0%	(1,637)	-49.8%	(11,672)
Net operating revenue	**28,135**	5.2%	**1,391**	100.0%	**26,744**	39.9%	**7,631**	100.0%	**19,113**
Cost of eletric energy service	**(17,838)**	-5.5%	**(937)**	-63.4%	**(16,901)**	-50.9%	**(5,701)**	-63.2%	**(11,200)**
Electricity purchased for resale	(15,466)	1.0%	151	-55.0%	(15,617)	-58.6%	(5,768)	-58.4%	(9,849)
Electricity network usage charge	(2,372)	-84.7%	(1,088)	-8.4%	(1,284)	5.0%	67	-4.8%	(1,351)
Operating expenses	**(6,590)**	3.4%	**232**	-23.4%	**(6,822)**	-26.6%	**(1,433)**	-25.5%	**(5,389)**
Personnel	(1,414)	-2.7%	(37)	-5.0%	(1,377)	-25.9%	(283)	-5.1%	(1,094)
Private pension plans	(90)	21.1%	24	-0.3%	(114)	-48.1%	(37)	-0.4%	(77)
Materials	(258)	-3.2%	(8)	-0.9%	(250)	-31.6%	(60)	-0.9%	(190)
Third party services	(692)	4.8%	35	-2.5%	(727)	-11.7%	(76)	-2.7%	(651)
Depreciation and amortization	(1,307)	-5.1%	(64)	-4.6%	(1,243)	-20.0%	(207)	-4.6%	(1,036)
Cost of infrastructure construction	(1,772)	14.5%	300	-6.3%	(2,072)	-53.3%	(720)	-7.7%	(1,352)
Amortization of concession intangible asset	(287)	-0.3%	(1)	-1.0%	(286)	-12.2%	(31)	-1.1%	(255)
Others	(770)	-2.3%	(17)	-2.7%	(753)	-2.6%	(19)	-2.8%	(734)
Income from eletric energy services	**3,707**	22.7%	**686**	13.2%	**3,021**	19.7%	**497**	11.3%	**2,524**
Equity interests in joint ventures	**334**	7.1%	**22**	1.2%	**312**	0.3%	1	1.2%	**311**
Finance income (costs)	**(1,103)**	25.9%	**385**	-3.9%	**(1,488)**	-2.4%	**(35)**	-5.6%	**(1,453)**
Finance income	762	-13.4%	(118)	2.7%	880	-26.7%	(321)	3.3%	1,201
Finance costs	(1,865)	21.2%	503	-6.6%	(2,368)	10.8%	286	-8.9%	(2,654)
Profit before taxes	**2,940**	59.2%	**1,093**	10.4%	**1,847**	33.7%	**466**	6.9%	**1,381**
Social contribution	(214)	-26.6%	(45)	-0.8%	(169)	-11.9%	(18)	-0.6%	(151)
Income tax	(560)	-28.7%	(125)	-2.0%	(435)	-23.9%	(84)	-1.6%	(351)
Profit for the year	**2,166**	74.3%	**923**	7.7%	**1,243**	41.4%	**364**	4.6%	**879**
Profit attributable to owners of the Company	2,058	74.4%	878	7.3%	1,180	31.0%	279	4.4%	901
Profit (loss) attributable to noncontrolling interests	108	71.4%	45	0.4%	63	-386.4%	85	0.2%	- 22

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Net operating revenue:

Net operating revenue is the sum of revenue from electric energy operations, other operating revenue and deductions from operating revenue (taxes and sector contributions). Below is a comparative table of revenue from 2018, 2017 and 2016:

2018			2017			2016	
	R$	GWh	AH %	R$	GWh	AH %	R$	GWh
Revenue from Electric Energy Operations								
Residential	13,550	19,618	16.2%	11,663	19,122	12.5%	10,367	16,473
Industrial	5,189	13,834	1.8%	5,096	14,661	-3.5%	5,282	13,022
Commercial	6,038	10,211	9.8%	5,499	10,220	1.2%	5,432	9,720
Rural	1,335	3,583	13.7%	1,174	3,762	43.7%	817	2,474
Public administration	880	1,459	11.7%	788	1,456	14.2%	690	1,271
Public lighting	767	2,003	17.1%	655	1,964	12.9%	580	1,746
Public services	1,150	2,348	17.6%	978	2,157	8.4%	902	1,840
(-) Adjustment of revenues from excess demand and excess reactive power	-		-100.0%	(66)	-	-8.3%	(72)	
Billed	**28,909**	**53,057**	12.1%	**25,787**	**53,342**	7.5%	**23,998**	**46,546**
Own comsuption	-	34	0.0%	-	34	0.0%	-	32
Unbilled (net)	112		-224.4%	(90)		-280.0%	50	
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(11,096)		19.6%	(9,274)		2.4%	(9,055)	
Electricity sales to final consumers	**17,925**	**53,091**	9.1%	**16,423**	**53,376**	9.5%	**14,994**	**46,578**
Furnas Centrais Elétricas S.A.	544	2,875	-3.9%	566	3,026	6.0%	534	3,034
Other concessionaires and licensees	3,825	17,757	18.0%	3,241	16,337	36.7%	2,371	12,252
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	(97)	-	70.2%	(57)	-	0.0%	(51)	-
Spot market energy	1,083	3,828	-53.7%	2,340	8,194	264.5%	642	6,173
Electricity sales to wholesalers	**5,355**	**24,459**	-12.1%	**6,090**	**27,557**	74.2%	**3,496**	**21,459**
Revenue due to Network Usage Charge - TUSD - Captive Consumers	11,193		20.0%	9,331		2.5%	9,106	
Revenue due to Network Usage Charge - TUSD - Free Consumers	2,651		24.0%	2,138		3.9%	2,057	
Compensation paid for failure to comply with the limits of continuity	(58)		0.0%	-		0.0%	-	
(-) Adjustment of revenues from excess demand and excess reactive power	-		-100.0%	(22)		22.2%	(18)	
Revenue from construction of concession infrastructure	1,772		-14.5%	2,073		53.1%	1,354	
Sector financial asset and liability (Note 8)	1,208		-36.5%	1,901		-190.7%	(2,095)	
Concession financial asset - fair value adjustment (Note 10)	345		69.1%	204		9.7%	186	
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions	1,536		8.2%	1,419		12.1%	1,266	
Other revenues and income	698		40.7%	496		13.0%	439	
Other operating revenues	**19,345**		10.3%	**17,540**		42.7%	**12,295**	
Total gross operating revenue	**42,626**		6.4%	**40,053**		30.1%	**30,785**	
ICMS	(6,188)		13.4%	(5,456)		10.6%	(4,935)	
PIS	(659)		9.3%	(603)		27.8%	(472)	
COFINS	(3,037)		9.3%	(2,778)		27.8%	(2,173)	
ISS	(17)		6.3%	(16)		45.5%	(11)	
Global reversal reserve - RGR	-		-100.0%	(3)		-25.0%	(4)	
Energy development account - CDE	(4,016)		26.1%	(3,186)		-5.2%	(3,361)	
Research and development and energy efficiency programs	(208)		8.3%	(192)		38.1%	(139)	
PROINFA	(152)		-9.0%	(167)		36.9%	(122)	
Tariff flags and others	(179)		-79.6%	(878)		0.0%	(430)	
Others	(33)		0.0%	(30)		0.0%	(27)	
Deductions from operating revenues	**(14,490)**		8.9%	**(13,309)**		14.0%	**(11,672)**	
Net operating revenue	**28,137**		5.2%	**26,745**		39.9%	**19,112**

Main variations in Net Operating Revenue between 2018 and 2017:

Gross Operating Revenue in 2018 was R$ 42,625 million, an increase of 6.4% (R$ 2,572 million) when compared to 2017.

The main factors of this variation were:

I.          Compared to the year ended December 31, 2017, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from Captive Consumers) increased 12.9% (or R$3,325 million) in the year ended December 31, 2018, to R$29,022 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our distribution subsidiaries, as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below. In the year ended December 31, 2018, overall average energy prices increased by 12.4%, mainly due to the result of the RTP for CPFL Paulista and RGE Sul and the RTA for CPFL Piratininga and CPFL Santa Cruz. In 2018, our tariff adjustments were of 21.27%, 20.01%, 18.45%, 5.71% and 12.68% for RGE, CPFL Piratininga, RGE Sul, CPFL Santa Cruz and CPFL Paulista, respectively. Furthermore, the red tariff flag was in effect for the most part of 2018.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

II.        Compared to the year ended December 31, 2017, our gross operating revenues from sales to wholesalers in the year ended December 31, 2018 decreased 12.1% (or R$734 million) to R$5,356 million (12.6% of gross operating revenues), due mainly to a decrease of 53.7% (or R$1,258 million) in sales of energy in the spot market, which was mainly driven by (i) a decrease of 53.3% (or 4,366 GWh) in the volume of energy sold and (ii) a decrease of 1.0% in the average price of sales to wholesalers as compared to 2017. These decreases were partially offset by an increase of 18.0% (or R$585 million) in sales of electricity to other concessionaires and licensees.

III.     Compared to the year ended December 31, 2017, our other gross operating revenues (which excludes TUSD revenue from Captive Consumers) decreased 0.7% (or R$58 million) to R$8,152 million in the year ended December 31, 2018 (19.1% of our gross operating revenues), mainly due to: (i) a decrease of R$693 million in revenue from sector financial assets and liabilities, which posted revenue of R$1,208 million in 2018 compared to R$1,901 million in 2017. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while such tariff is in effect, creating a contractual obligation to pay (or right to receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession. This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to account for lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The decrease in this item in 2018 was driven mainly by (a) a decrease of R$2,954 million related to electric energy cost, (b) a decrease of R$22 million related to neutrality of sector charges; and (c) a decrease of R$11 million related to the pass-through costs from Itaipu, partially offset by (a) an increase of R$993 million in overcontracting, (b) an increase of R$760 million in the CDE Account and (c) an increase of R$744 million in the ESS and the EER; (ii) a decrease of R$301 million in revenue from construction of concession infraestructure; (iii) a decrease of R$58 million in compensation paid for failure to comply with the limits of continuity (performance indicators, such as individual interruption duration per consumer unit, individual interruption frequency per consumer unit and maximum continuous interruption duration per consumer unit or connection point); (iv) an increase of R$513 million in revenue due to TUSD relating to Free Consumers; (v) an increase of R$202 million in other revenues and income; (vi) an increase of R$141 million in concession financial assets adjustments; (vii) an increase of 8.3% (or R$117 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account; and (viii) an increase of R$22 million in adjustment of revenues from excess demand and excess reactive power.

Deductions from Operating Revenue:

Compared to the year ended December 31, 2017, these deductions increased by 8.9% (or R$1,181 million) to R$14,490 million in 2018, mainly due to: (i) an increase of 9.34% (or R$316 million) in PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the basis for calculation of these taxes); (ii) an increase of 13.43% (or R$733 million) in ICMS taxes; and (iii) an increase of R$831 million in contributions made to the CDE Account as a result of the new quotas established by ANEEL in 2018. These increases were partially offset by a decrease of R$700 million in recognized tariff flag revenues, which are required to be paid into the CCRBT administered by the CCEE.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Main variations in Net Operating Revenue between 2017 and 2016:

Gross Operating Revenue:

Compared to the year ended December 31, 2016, gross operating revenue increased 30.1% (R$9,269 million) in the year ended December 31, 2017, to R$40,053 million. Excluding the effects of the RGE Sul consolidation, acquired in October 2016, operating income to R$ 34,596 million, an increase of R$ 15.7% (R$ 4,685 million) when compared to 2016. The consolidated balance sheet includes the 12-month RGE Sul result in 2017 versus 2 months in 2016.

The main factors of this variation were:

Increase of 7.5% (R$ 1,788 million) in the electric energy billed, due to: (i) an increase of 14.6% (or R$ 3,285 million) in the total volume of energy sold to Final Consumers, mainly impacted by the acquisition of RGE Sul on October 31, 2016 (R$ 3,232 million), partially offset by (ii) overall average energy prices decreased by 6.2% (or R$ 1,497 million), mainly due to the negative tariff adjustment of 10.50% for CPFL Paulista, the negative tariff adjustment of 6.43% for RGE SUL, the positive tariff adjustment of 5.00% for RGE and the positive tariff adjustment of 17.28% for CPFL Piratininga. As a result, although the red tariff rate was in effect for the majority of 2017, when compared to 2016, the effects of tariff adjustments (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) exceeded the other tariff effects.

An increase of 74.2% (or R$2,594 million) in our gross operating revenues from sales to wholesalers due to: (i) an increase of 264.7% (or R$1,699 million) in sales of energy in the spot market (mainly driven by higher average prices of 2.75% and effects of the RGE SUL acquisition); (ii) an increase of 36.7% (or R$869 million) in other concessionaries and licensees driven by the 1.1% increase in the average price practiced presented a small decrease of 0.3% in the amount of energy sold.

An increase of R$ 5,021 million in other operating revenues (excluding TUSD revenues from captive consumers) mainly due to the increase (i) of R$ 3,996 million in revenue from Sector Financial Assets and Liabilities, representing a revenue of R$ 1,901 million in 2017 compared to an expense of R$ 2,095 million in 2016. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession (see note 8 to our financial statements); (ii) 53.1% (R$ 719 million) of concession infrastructure construction revenue; (iii) 12.1% (R $ 153 million) in low income subsidy and tariff discounts with CDE funds (see note 25.3 of our financial statements).

Deductions from Operating Revenue:

The Operating Income Deductions in 2017 amounted to R$ 13,309 million, an increase of 14.0% (R$ 1,637 million) compared to 2016. Excluding the effects of RGE SUL of R$ 1,719 million, as a result of its acquisition in October of 2016, the deductions from operating revenue had a small decrease of R$ 83 million.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The increase in deductions from operating revenues was mainly due to the increase (i) of R$ 736 million (27.8%) related to PIS and COFINS mainly due to the increase in our gross operating revenues (basis for calculation of these taxes); (ii) 104.3% (R$ 448 million) in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE (see note 25.4 to our financial statements); (iii) 10.6% (R $ 521 million) with ICMS, as a result of the increase in our electric energy billed. These increases were partially offset the decrease of 5.2% (or R$ 175 million) in the Energy Development Account (CDE) as a result of the new quotas established by ANEEL for 2017 (see notes 25.5 to our financial statements).

Main variations in the Cost of Electric Energy in 2018 compared to 2017:

The Cost of Electric Energy in 2018 amounted to R$17,838 million, an increase of 5.5% (R$937 million) compared to 2017.

•     Electric Energy Purchased for Resale:

Our costs for the purchase of energy for resale decreased 1.0% (or R$151 million) in the year ended December 31, 2018, to R$15,466 million (representing 63.3% of our total operating costs and operating expenses) compared with R$15,617 million for the year ended December 31, 2017 (representing 65.8% of our total operating costs and operating expenses), mainly due to a decrease of 5.5% (or 4,285 GW) in the volume of energy purchased, reflecting:

(i) a decrease of 3.9% (or R$566 million) in the cost of energy purchased in the Regulated Market; and

(ii) a decrease of 5.6% (or 662 GWh) in the volume and of 20.13% in the average price of energy purchased from Itaipu.

These decreases were partially offset by (i) an increase of just R$317 million in purchases of energy from Itaipu, reflecting an increase of 4.8% in the total average price of energy purchased, itself caused by a short decrease of 3.0% in the applicable Itaipu tariff and a 5.6% decrease in the volume of energy purchased; (ii) an increase of R$37 million (or 12.8%) in the cost of energy purchased in the Proinfa Program; and (iii) a decrease of R$60 million in PIS and COFINS tax credits (representing a decrease of 3.8% compared to 2017) related to purchases of energy, which represents an increase in the cost of energy.

•     Electricity network usage charges:

Our charges for the use of our transmission and distribution system increased 84.7% (or R$1,088 million) to R$2,372 million in the year ended December 31, 2018, mainly as a result of: (i) an increase of R$573 million in Basic Network Charges; (ii) an increase of R$347 million in System Service Charges, net of transfers from CCEE’s energy reserve account (conta de energia de reserva – CONER); (iii) an increase of R$135 million in Reserve Energy Charges; (iv) an increase of R$106 million in transmission from Itaipu. These increases were partially offset by an increase of R$123 million in PIS and COFINS tax credits.

Main variations in the Cost of Electric Energy in 2017 compared to 2016:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The Cost of Electric Energy in 2017 amounted to R$16,902 million, an increase of 50.9% (R$5,701 million) compared to 2016. Excluding the effects of RGE SUL, the cost of electricity in 2017 was R$ 14,667 million, an increase of 34.9% (R$ 3,792 million).The increase in electricity costs is due to:

•     Electric Energy Purchased for Resale:

Increase of 58.6% (R$ 5,768 million), mainly due to: (i) an increase of 67.1% (R$ 5,728 million) in energy purchased in the spot market, reflecting an increase of 36.7% (R$ 3,135 million) in the average purchase price and 22.2% (R$ 2,593 million) in the volume of energy purchased; (ii) an increase of 16.0% (R$ 325 million) in energy purchased from Itaipu, reflecting the 3.4% increase in the average price of electricity purchased due to an 11.4% tariff increase (which is established annually by ANEEL in US$/kW) and a decrease of 8.1% in the average real against the US dollar in 2017 compared to 2016, offset by an increase of 12.2% in the volume of energy purchased; (iii) an increase of 107.6% (or R$ 290 million) in the cost of energy purchased in the short-term market, mainly driven by a 59.6% increase in the volume of electricity purchased. These increases were partially offset by the increase in PIS and COFINS credits in the amount of R$ 575 million related to energy purchases, which represents a decrease in the cost of energy.

•     Electricity network usage charges:

A decrease of 4.9% (R $ 67 million), mainly due to the decrease (i) of 224.9% (R$ 816 million) with the System Service Charges (ESS) referring to the PLD surplus on the transferred reserve energy to consumers by reducing costs with ESS; (ii) 100.3% (R$ 107 million) with Reserve Energy Charges (ERR). These decrease were partially offset by increases (iii) of 84.8% (R$ 707 million) with Basic Network Charges; (iv) 200.3% (R$ 107 million) with transportation charges of Itaipu and (v) 44.3% (R$ 38 million) with connection charges.

Operating Costs and Expenses:

Main variations in Operating Costs and Expenses in 2018 compared to 2017:

Compared to the year ended December 31, 2017, our other costs and operating expenses decreased 3.4% (or R$232 million), to R$6,590 million in the year ended December 31, 2018, mainly driven by the following variations:

•       a decrease of 14.5% (or R$300 million) in expenses related to the construction of concession infrastructure;

•       a decrease of 4.9% (or R$35 million) in expenses related to outsourced services;

•       a decrease of 21.1% (or R$24 million) in private pension plans; and

•       a decrease of R$20 million in impairment.

•       These decreases were partially offset by:

•       an increase of 59.5% (or R$79 million) in gain (loss) on disposal, retirement and other noncurrent assets;

•       an increase of 5.2% (or R$64 million) in depreciation and amortization expenses; and

•       an increase of 2.7% (or R$37 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements.

Main variations in Operating Costs and Expenses in 2017 compared to 2016:

Operating Costs and Expenses in 2017 amounted to R$ 6,822 million, an increase of 26.6% (R$ 1,432 million) compared to 2016. Excluding the effects of RGE SUL, operating costs and expenses in 2017 would be R$ 5,714 million, represented an increase of 10.5% (R$ 542 million).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The increase in operating costs and expenses driven by the following variations:

•         an increase of 53.2% (or R$719 million) in expenses related to the construction of concession infrastructure, arising from investments in improvement and expansion of the distribution and transmission system;

•         an increase of 25.9% (or R$283 million) in our personnel expenses, reflecting in addition to the effects of the acquisition of RGE Sul, increased costs under our collective bargaining agreements;

•         an increase of 19.9% (or R$207 million) in depreciation and amortization expenses due to the start-up of the Pedra Cheirosa plant;

•         an increase of 11.7% (or R$76 million) in expenses related to outsourced services;

•         an increase of 31.6% (or R$60 million) in inventory consumption;

•         an increase of 48.9% (or R$ 37 million) with private pension plan;

•         an increase of R$ 31 million in amortization expenses of Intangible Assets of Concession;

•         an increase of 2.5% (or R$ 18 million) with other operating expenses.

Net finance costs:

Main variations in net finance costs in 2018 compared to 2017:

Compared with the year ended December 31, 2017, our net financial expense decreased 25.8% (or R$385 million), from R$1,488 million in 2017 to R$1,103 million in the year ended December 31, 2018, mainly due to a decrease of R$503 million in our financial expenses, offset by a decrease of R$118 million in our financial income.

The reasons for the decrease in financial expenses are: (i) a decrease of 31.8% (or R$172 million) in financial expenses from monetary and exchange adjustments because of lower average interest rates; (ii) a decrease of 20.0% (or R$332 million) in debt charges; (iii) a decrease of R$82 million in financial expenses from monetary adjustments of sector financial liabilities; and (iv) a decrease of 43.4% (or R$22 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The decrease in financial income is mainly due to the following reasons: (i) a decrease of 51.3% (or R$234 million) in income from financial investments due to the reduction of the cash and cash equivalents balance; (ii) a decrease of 24.6% (or R$12 million) in income from adjustments of escrow deposits; and (iii) a decrease of R$5 million in adjustments of tax credits. These decreases were partially offset by (i) an increase of 100% (or R$80 million) in income from monetary adjustments of sector financial assets (see Note 8 to our audited annual consolidated financial statements); (ii) an increase of 29.0% (or R$25 million) in other revenues; and (iii) an increase of 4.1% (or R$11 million) in interest and fine payments.

At December 31, 2018, we had R$14,746 million (compared with R$15,310 million at December 31, 2017) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates. The average CDI interbank rate during the year decreased to 6.47% in 2018, compared to 10.06% in 2017; and the average TJLP (which was replaced by the TLP (Long-Term Rate) in financing contracts executed on or after January 1, 2018) decreased to 6.72% in 2018, compared to 7.12% in 2017. We also had the equivalent of R$5,631 million (compared with R$4,858 million at December 31, 2017) of debt denominated in foreign currency, principally U.S. dollars. In order to reduce the exchange rate risk with respect to this foreign currency-denominated debt and variations in interest rates, we implemented a policy of using exchange and interest rate derivatives.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Main variations in net finance costs in 2017 compared to 2016:

Net Finance Costs amounted to R$ 1,488 million in 2017, an increase of R$ 34 million (2.3%) compared to 2016, due mainly to:

The decrease in financial income of 26.7% (or (R$ 320 million) is mainly due to following reasons: (i) 31.5% (or R$210 million) in income from financial investments, due to the decrease of the cash and cash equivalents balances; (ii) 58.7% (or R$87 million) in income from monetary and exchange adjustments; (iii) 100% (or R$33 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iv) 39.4% (or R$13 million) in adjustments of tax credits; and (v) 99.2% (or R$9 million) in interest on loan agreements.

These decreases were partially offset by an increase of (i) 7.9% (or R$19 million) in interest and fine payments mainly due to the receipt of overdue electricity bills by the distribution subsidiaries; (ii) 40.5% (or R$14 million) in income from adjustments of escrow deposits; (iii) R$ 18 million with guarantees, mainly due to the write-off of the loan guarantee granted to the joint venture Foz do Chapeco; and (iv) an increase of 16.1% (or R$11 million) in PIS and COFINS on other finance income.

The decrease in financial expenses of 10.8% (or R$286 million) is mainly due to following reasons: (i) a decrease of (i) 8.3% (or R$ 150 million) of debt charges; (ii) 14.5% (R$ 106 million) in monetary and exchange rate adjustments; (iii) 46.2% (R$ 7 million) with the amortization of the use of public asset - UBP. These decrease in financial expenses were partially offset by a decrease of R$ 18 million (25.8%) with capitalized loan interest, which represents an increase in financial expenses.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

The Company’s operational segments are separated in accordance with the internal structure of financial information and Management, segmented by type of business: distribution activities, conventional sources for generation, renewable sources for generation, commercialization and services.

The profitability of each of our segments differs. Our Distribution segment primarily reflects sales to Captive Consumers and TUSD charges paid by Free Consumers at prices determined by the regulatory authority. The volume sold varies according to external factors such as weather, income level and economic growth. This segment represented 79.9% of our net operating revenue in 2018 (compared with 78.8% in 2017 and 78.7% in 2016); its contribution to our net income was larger at 64.3% of our net income for the year (53.5% of our net income in 2017 and 52.2% in 2016).

The contributions of our Distribution, Conventional Generation, Renewable Generation, Commercialization and Services segments to the net operating revenues and net income for the years ended December 31, 2018, 2017 and 2016 are presented in the following table:

	Distribution	Conventional Generation	Renewable Generation	Commercialization	Services
2018
Net operating revenue	79.9%	4.1%	6.9%	12.4%	1.9%
Net income	64.3%	34.5%	5.5%	2.4%	1.9%
2017
Net operating revenue	78.8%	4.5%	7.3%	12.8%	1.8%
Net income	53.5%	52.6%	1.6%	7.3%	4.4%
2016
Net operating revenue	78.6%	5.6%	8.6%	10.9%	2.0%
Net income	52.2%	60.1%	-16.3%	12.1%	6.2%

Our Conventional Generation sources segment consists in substantial part of Hydroelectric Power Plants, and our Renewable Generation sources segment consists of wind farms, Biomass Thermoelectric Power Plants, Small Hydroelectric Power Plants and a solar power plant. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing. Once these projects become operational, they generally result in a higher margin (operating income as a percentage of revenue) than the Distribution segment, but will also contribute to higher interest expenses and other financing costs. As a result, in the year ended December 31, 2018, our Renewable Generation Sources segment provided 15.5% of our operating income, but due to the significant financing costs incurred to finance these projects, the segment’s contribution to net income was 5.5%. As of December 31, 2018, 1.9% of the property, plant and equipment in our Renewable Generation Sources segment was under construction, compared to 2.6% as of December 31, 2017.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Our Commercialization segment sells electricity to Free Consumers and other concessionaries or licensees.

Our Services segment offers our consumers a wide range of electricity-related services. These services are designed to help consumers improve the efficiency, cost-electiveness and reliability of the electric equipment they use.

Our segments also purchase and sell electricity and value-added services from and to one another. In particular, our Generation (from both conventional and renewable sources), Commercialization and Services segments sell electricity and provide services to our Distribution segment. Our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another, which is reflected in the column entitled “Elimination” in the table below. However, the analysis of results by segment would be inaccurate if the same set-offs were carried through with respect to sales between segments. As a result, sales from one segment to another have not been eliminated or set-off in the discussion of results by segment below.

Beginning in 2018, due to the way that our new management monitors the segments’ results, intangible assets acquired in business combination transactions that were previously allocated to their respective segments are allocated to the segment “Others.” For comparison purposes, the information disclosed for 2017 and 2016 is being restated following the same criteria used for 2018.

The "Total Assets" line for 2018 and 2017 are presented excluding in each segment the investments recorded in other segments.

i. description of any important components of the revenue;

Our operating revenue is from distribution, generation (conventional and renewable sources), commercialization and services activities related to energy, as explained below:

•       Distribution: consists, in large part, of the supply of electric energy to captive customers, as well as the receipt of a tariff for use of the distribution network;

•       Generation: consists of the sale of energy generated by conventional sources (hydroelectric plants and thermoelectric plants) and alternative and renewable sources, such as small hydroelectric plants, wind farms and thermoelectric plants run on sugarcane biomass and transmission assets (starts in 2017);

•       Commercialization: consists of supply and sale to wholesalers of electric energy to free customers, and sale to other concessionaires and licensees;

•       Services: consist of the rendering of value-added services related to electric energy, such as self-production systems, distribution systems, transmission systems, electric maintenance, equipment recovery and energy efficiency, among other services provided.

In addition, to our four operating segments above, we consolidate a number of activities known as “Others”. The activities consolidated under Other consist of (i) CPFL Telecom and (ii) our holding company expenses other than the amortization of intangible assets related to our concessions, which is allocated to our operational segments. It is important to mention that in 2017, we began consolidating the activities of our two transmission assets held through CPFL Geração within the conventional generation.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The "Total Assets" lines for 2018 and 2017 are presented excluding in each segment the investments recorded in other segments.

ii. factors which materially affected the operational results

Operating Results - 2018 versus 2017

Compared to the year ended December 31, 2017, our net operating revenues increased 5.2% (or R$1,392 million) to R$28,137 million in the year ended December 31, 2018.

This increase in operating revenue was primarily due to the combined effect of: (i) an increase of R$1,503 million in electricity sales to final consumers, as discussed in the section “Sales by Destination” below; (ii) an increase of R$584 million in other concessionaires and licensees; (iii) an increase of R$513 million in revenue due to TUSD for captive and free consumers; (iv) an increase of R$202 million in other revenues and income; and (v) an increase of R$117 million in judicial injunctions and other tariff discounts of the CDE Account. These increases were partially offset by (i) an increase of R$1,181 million in deductions from operating revenues, as discussed in the section “Deductions from operating revenues” below, which represents a decrease in net operating revenues, and (ii) a decrease of R$693 million in sector financial asset and liability.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2017, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 12.9% (or R$3,325 million) in the year ended December 31, 2018, to R$29,022 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our distribution subsidiaries, as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below. Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial categories.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each category of consumer. The month in which the annual tariff adjustment becomes effective by subsidiary, impacting both the year in which the tariff adjustment occurs as well as the following year. The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE Sul) and October (CPFL Piratininga).

In the year ended December 31, 2018, overall average energy prices increased by 12.4%, mainly due to the result of the RTP for CPFL Paulista and RGE Sul and the RTA for CPFL Piratininga and CPFL Santa Cruz. In 2018, our largest tariff adjustments were of 21.27%, 20.01%, 18.45%, 5.71% and 12.68% for RGE, CPFL Piratininga, RGE SUL, CPFL Santa Cruz and CPFL Paulista, respectively. Furthermore, the red tariff flag was in effect for the most part of 2018. For further information, see Note 25.2 of our audited annual consolidated financial statements. Overall average prices for Final Consumers in 2018 were higher for all consumer classes:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

•          Residential and commercial consumers. With respect to Captive Consumers (which represent 94.7% of the total amount sold to this category in our consolidated statements), average prices increased 13.2% for residential consumers and 11.8% for commercial consumers, due to the RTP described above. With respect to Free Consumers, the average price for the commercial consumers increased 5.9%.

•          Industrial consumers. Average prices increased 11.2%, mainly due to the tariff adjustments described above. With respect to Free Consumers, the average price for industrial consumers increased 1.7% due to the tariff adjustments, which resulted from new negotiations of tariffs in contracts with Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2018 decreased 0.5% compared to the year ended December 31, 2017. This decrease represents the effect of a decrease of 1.1% (or 106 GW) in the volume of energy sold to Conventional Free Consumers, mainly due to a decrease of 413 GW in the volume of energy sold to industrial consumers, an increase of 261 GW in the volume of energy sold to commercial consumers and an increase of 46 GW to other consumers by our commercialization subsidiaries as a result of the migration of these consumers from the captive to the free consumer categories.

The volume sold to residential and commercial categories, which accounts for 56.2% for our sales to Final Consumers, increased by 2.6% (or 496 GW) and decreased 0.1% (or 10 GW), respectively. These changes were due to the combined effect of:

•          Residential: an increase of 2.6% (or 496 GW) of the volume sold by our distribution subsidiaries to the residential category due to our residential consumers’ greater economic strength in 2018, which was driven by the GDP growth of 1.1% in 2018 as compared to the GDP of 1.0% in 2017.

•          Commercial: an increase of 21.24% (or 261 GW) in the volume sold by our commercialization subsidiaries due to the migration of consumers from the captive to the free consumer category, which was partially offset by a decrease of (i) 43.80% (or 73 GW) in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, and (ii) 2.24% (or 198 GW) in the volume of energy sold to Captive Consumers in the commercial category.

The volume sold to industrial consumers, which represented 26.1% of our sales to Final Consumers in 2018 (compared with 27.5% in 2017), decreased by 1.4% in the year ended December 31, 2018 compared to the year ended December 31, 2017. Volumes to Captive Consumers in this category decreased 6.2%, (or 405 GW) in our distribution subsidiaries and a decrease of 5.1% (or 413 GW) in the migration of industrial consumers from the Captive to the Free Market. Regarding Free Consumers, volumes sold increased by 4.3% (or 261 GW), reflecting the same migration of industrial consumers mentioned above, as well as improvements in Brazil’s economic conditions during 2018.

Sales to wholesalers

Compared to the year ended December 31, 2017, our gross operating revenues from sales to wholesalers in the year ended December 31, 2018 decreased 12.1% (or R$734 million) to R$5,356 million (12.6% of gross operating revenues), due mainly to a decrease of 53.7% (or R$1,258 million) in sales of energy in the spot market, which was mainly driven by (i) a decrease of 53.3% (or 4,366 GWh) in the volume of energy sold and (ii) a decrease of 1.0% in the average price of sales to wholesalers as compared to 2017. These decreases were partially offset by an increase of 18.0% (or R$585 million) in sales of electricity to other concessionaires and licensees. For more information on net operating revenues from our segments, see “—Sales by Segment”.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Other operating revenues

Compared to the year ended December 31, 2017, our other gross operating revenues (which excludes TUSD revenue from captive consumers) decreased 0.7% (or R$58 million) to R$8,152 million in the year ended December 31, 2018 (19.1% of our gross operating revenues), mainly due to:

(i)         a decrease of R$693 million in revenue from Sector Financial Assets and Liabilities, which posted revenue of R$1,208 million in 2018 compared to R$1,901 million in 2017. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while such tarriff is in effect, creating a contractual obligation to pay (or right to receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession. This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to account for lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The decrease in this item in 2018 was driven mainly by (a) a decrease of R$2,954 million related to electric energy cost, (b) a decrease of R$22 million related to neutrality of sector charges; (c) a decrease of R$11 million related to the pass-through costs from Itaipu; partially offset by (a) an increase of R$993 million in overcontracting, (b) an increase of R$760 million in the CDE Account and (c) an increase of R$744 million in the System Service Charge and the Reserve Energy Charge.;

(ii)        a decrease of R$301 million in revenue from construction of concession infraestructure;

(iii)       a decrease of R$58 million in compensation paid for failure to comply with the limits of continuity (performance indicators, such as Individual interruption duration per consumer unit "DIC", Individual interruption frequency per consumer unit ("FIC") and maximum continuous interruption duration per consumer unit or connection point (DMIC));

(iv)       an increase of R$513 million in revenue due to TUSD relating to Free Consumers;

(v)        an increase of R$202 million in other revenues and income;

(vi)       an increase of R$141 million in concession financial assets adjustments;

(vii)      an increase of 8.3% (or R$117 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account; and

(viii)     an increase of R$22 million in adjustment of revenues from excess demand and excess reactive power.

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue. The state-level value-added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue. The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue. Other regulatory charges vary depending on the regulatory effect reflected in our tariffs. These deductions represented 34.0% of our gross operating revenue in the year ended December 31, 2018 and 33.2% in the year ended December 31, 2017. Compared to the year ended December 31, 2017, these deductions increased by 8.9% (or R$1,181 million) to R$14,490 million in 2018, mainly due to: (i) an increase of 9.34% (or R$316 million) in PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the basis for calculation of these taxes); (ii) an increase of 13.43% (or R$733 million) in ICMS taxes; and (iii) an increase of R$831 million in contributions made to the CDE Account as a result of the new quotas established by ANEEL in 2018. These increases were partially offset by a decrease of R$700 million in recognized tariff flag revenues, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Sales by segment

Distribution

Compared to the year ended December 31, 2017, net operating revenues from our Distribution segment increased 6.6% (or R$1,391 million) to R$22,467 million in the year ended December 31, 2018. This increase primarily reflected the increase of R$2,542 million in gross operating revenue due to the following fluctuations:

(i)         an increase of 20.7% (or R$2,377 million) in revenue due to TUSD for Captive and Free Consumers;

(ii)        an increase of 10.3% (or R$202 million) in unbilled revenue ;

(iii)       an increase of 8.3% (or R$117 million) in low-income subsidy;

(iv)       an increase of R$203 million in other revenues and income;

(v)        an increase of R$11 million in revenue related to discounts on tariffs reimbursed by funds from the CDE Account (see Note 25.5 to our audited annual consolidated financial statements and “Other Operating Revenues” above).

These increases were partially offset by a decrease of R$693 million in revenue from Sector Financial Assets and Liabilities, which represented a revenue of R$1,208 million in 2018 compared with R$1,901 million in 2017 (see “Other Operating Revenues” above).

The deductions from our Distribution segments operating revenues increased by 9.1% (or R$1,151 million) to R$13,845 million in 2018, mainly due to: (i) an increase of 12.3% (or R$1,017 million) in deductions related to PIS, COFINS and ICMS taxes, driven by the increase in our gross operating revenues (the basis for calculation of these taxes) and (ii) an increase of 26.1% (or R$831 million) in contributions made to the CDE Account due to new quotas established by ANEEL in 2018 (see Note 25.4 to our audited annual consolidated financial statements). These increases were partially offset by a decrease of R$700 million in deductions related to recognized tariff flag revenues, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE..

Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2018 amounted to R$1,144 million, a decrease of 3.9% (or R$46 million) compared to R$1,190 million in the year ended December 31, 2017, due mainly to: (i) a decrease of R$46 million of revenue from construction related to CPFL Morro Agudo; (ii) the price-driven decrease of 3.8% (R$21 million) in revenue from sales from our facility Serra da Mesa to Furnas; (iii) an increase of 19.4% (R$19 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation of these taxes); and (iv) a decrease of R$14 million in other revenues and income. These decreases were partially offset by (i) an increase of 6.2% (or R$36 million) in other concessionaries and licensees; (ii) an increase of R$16 million in spot market energy; and (iii) an increase of R$7 million in revenue from sales to our distribution subsidiaries.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2018 amounted to R$1,936 million, a decrease of 1.2% (or R$23 million) compared to R$1,959 million in the year ended December 31, 2017. This decrease was due mainly to: (i) a decrease of R$55 million in revenue from energy sales on the spot market; (ii) a decrease of R$19 million in revenue from Free Consumers in the commercial sector driven mainly by Special Free Consumers migrating from the Captive Market to the Free Market; (iii) a decrease of 50.0% (or R$2 million) in deductions from revenue due to the increase in fiscalization tax with the purpose of financing the operation of ANEEL; and (iv) a decrease of 100% (or R$3 million) in global reversion reserve charges with the purpose of financing improvement and expansion projects for companies in the energy sector. These decreases were partially offset by (i) an increase of R$52 million in revenue from other concessionaires and licensees; and (ii) an increase of 2% (or R$2 million) in PIS and COFINS tax deductions from revenue due to the decrease in gross operating revenues from the segment (the basis for calculation of these taxes).

Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2018 amounted to R$3,496 million, an increase of 2.4% (or R$82 million) compared to R$3,414 million in the year ended December 31, 2017. This increase was mainly due to: (i) an increase of 22.4% (or R$344 million) in revenue from sales to other concessionaires and licensees, driven by an increase of 8.7% (or 830 GW) in sales volume; and (ii) an increase of 28.4% (or R$73 million) in revenue from Commercial Free Consumers, driven by an increase of 21.2% in sales volume. These increases were partially offset by: (i) a decrease of 68.3% (or R$277 million) in revenue from sales in the spot market, driven by a 62.2% (or 639 GW) decrease in sales volume; (ii) a decrease of 3.5% (or R$56 million) in revenue from Industrial Free Consumers, driven by a decrease of 5.1% in sales volume; (iii) an increase of 1.8% (or R$8 million) in ICMS, PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis for calculation of these taxes).

Services

Net operating revenues from our Services segment in the year ended December 31, 2018 amounted to R$533 million, an increase of 9.7% (or R$47 million) compared to R$486 million in the year ended December 31, 2017. This increase was mainly due to: (i) an increase of R$23 million in revenues from construction and maintenance services; (ii) an increase of R$19 million in revenues from administrative, call center and information technology outsourcing; and (iii) an increase of R$7 million in scrap sales of used equipment. These increases were partially offset by an increase of 14.6% (or R$5 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in our gross operating revenues (the basis for calculation of these taxes).

Income from Electric Energy Service by Destination

Cost of Electric Energy

Electricity purchased for resale. Our costs for the purchase of energy for resale decreased 1.0% (or R$151 million) in the year ended December 31, 2018, to R$15,466 million (63.3% of our total operating costs and operating expenses) compared with R$15,617 million for the year ended December 31, 2017 (representing 65.8% of our total operating costs and operating expenses), mainly due to a decrease of 5.5% (or 4,285 GW) in the volume of energy purchased, reflecting:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

(i)         a decrease of 3.9% (or R$566 million) in the cost of energy purchased in the Regulated Market;

(ii)        a decrease of 5.6% (or 662 GWh) in the volume and 20.13% in the average price of energy purchased from Itaipu;

These decreases were partially offset by (i) an increase of just R$317 million in purchases of energy from Itaipu, reflecting an increase of 4.8% in the total average price of energy purchased, itself caused by a short decrease of 3.0% in the applicable Itaipu tariff and a 5.6% decrease in the volume of energy purchased; (ii) an increase of R$37 million (or 12.8%) in the cost of energy purchased in the Proinfa Program; and (iii) a decrease of R$60 million in PIS and COFINS tax credits (representing a decrease of 3.8% compared to 2017) related to purchases of energy, which represents an increase in the cost of energy.

Electricity network usage charges.  Our charges for the use of our transmission and distribution system increased 84.7% (or R$1,088 million) to R$2,372 million in the year ended December 31, 2018, mainly as a result of: (i) an increase of R$573 million in Basic Network Charges; (ii) an increase of R$347 million in System Service Charges, net of transfers from CONER (Conta de energia de reserva); (iii) an increase of R$135 million in Reserve Energy Charges; (iv) an increase of R$106 million in transmission from Itaipu. These increases were partially offset by an increase of R$123 million in PIS and COFINS tax credits.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2017, our other costs and operating expenses decreased 3.4% (or R$232 million) to R$6,590 million in the year ended December 31, 2018, mainly due to the following events: (i) a decrease of 14.5% (or R$300 million) in expenses related to the construction of concession infrastructure; (ii) a decrease of 4.9% (or R$35 million) in expenses related to outsourced services; (iii) a decrease of 21.1% (or R$24 million) in private pension plans; and (iv) a decrease of R$20 million in impairment. These decreases were partially offset by (i) an increase of 59.5% (or R$79 million) in gain (loss) on disposal, retirement and other noncurrent assets; (ii) an increase of 5.2% (or R$64 million) in depreciation and amortization expenses; and (iii) an increase of 2.7% (or R$37 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements.

Income from Electric Energy Service

Compared to the year ended December 31, 2017, our income from electric energy service increased 22.7% (or R$687 million) to R$3,709 million in the year ended December 31, 2018, since our net operating revenue increased by more in absolute terms (R$1,392 million) than the increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$705 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2017, income from electric energy service from our Distribution segment increased R$707 million to R$2,237 million in the year ended December 31, 2018. As discussed above, net operating revenues from the segment increased by 6.6% (or R$1,391 million) while costs and operational expenses related to the segment increased by 3.5% (or R$684 million). The main contributing factors to the changes in costs and operational expenses were as follows:

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Electricity costs. Compared to the year ended December 31, 2017, electricity costs increased 6.2% (or R$876 million), to R$15,022 million in the year ended December 31, 2018.

The cost of energy purchased for resale decreased 1.8% (or R$231 million), reflecting: (i) a decrease of 15.5% (or R$1,785 million) in the cost of energy purchased in the Regulated Market; (ii) a decrease of 12.8% in the volume of energy purchased; and (iii) an increase of 4.8% in average energy purchase prices. The decrease in the cost of energy purchased for resale was partially offset by (i) an increase of 706% (or R$1,120 million) in the cost of purchases in the spot market, reflecting an increase of 421.9% in the volume of energy purchased and an increase of 54.4% in average purchase prices; (ii) an increase of R$317 million in purchases of energy from Itaipu, reflecting a decrease of 5.6% in the volume of energy purchased, itself caused by a 3.0% decrease in the tariff, reflecting the net effects by an increase of 20.3% in the average price of energy purchased and a 14.9% increase in the average rate of the real against the U.S. dollar during 2018 as compared to 2017; (iii) an increase of 12.8% (or R$37 million) in the Proinfa Program costs; and (iv) a decrease of 5.9% (or R$78 million) in PIS and COFINS tax credits related to purchases of energy.

In addition, as mentioned above, charges for the use of the transmission and distribution system increased 94.1% (or R$1,107 million) to R$2,599 million in the year ended December 31, 2018, mainly due to: (i) an increase of R$576 million in Basic Network Charges; (ii) an increase of R$347 million of System Service Charges; and (iii) an increase of R$135 million in Reserve Energy Charges and an increase of R$9 million in charges for use of the distribution system.

Other costs and operating expenses. Compared to the year ended December 31, 2017, our other costs and operating expenses for the Distribution segment decreased 3.5% (or R$192 million) to R$5,207 million in the year ended December 31, 2018. This decrease was mainly due to (i) a decrease of 12.6% (or R$254 million) in expenses related to the construction of concession infrastructure; and (ii) a decrease of 20.9% (or R$23 million) in private pension plans. These decreases were partially offset by (i) an increase in the third party services expenses of 1.6% (or R$14 million); and (ii) an increase of 8.6% (or R$13 million) in allowance for doubtful accounts.

Generation (conventional sources)

Compared to the year ended December 31, 2017, income from electric energy service from our Conventional Generation segment increased 7.2% (or R$55 million) to R$821 million in the year ended December 31, 2018. This increase was mainly due to (i) an increase of 6.2% (or R$36 million) related to sales other concessionaries and licensees; and (ii) an increase of R$16 million in purchases in the spot market energy; and (iii) an increase of R$7 million in revenue from sales to our distribution subsidiaries. These increases were partially offset by (i) a decrease of 17.8% (R$19 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation of these taxes); (ii) a decrease of 3.5% (R$4 million) in depreciation and amortization expenses; (iii) a decrease of 10.7% (R$8 million) in personnel expenses; and (iv) a decrease of 16.1% (R$6 million) in expenses related to outsourced services.

Generation (renewable sources)

Compared to the year ended December 31, 2017, income from electric energy service from our Renewable Generation segment decreased 3.1% (or R$19 million) to R$586 million in the year ended December 31, 2018. This decrease was mainly due to the decrease of 1.2% (or R$23 million) in net operating revenue (as discussed in the section “Sales by Segment” above) partially offset by the decrease of 0.3% (or R$4 million) in costs and operational expenses. The increase in operational expenses was mainly due to (i) an increase of 5.2% (or R$18 million) in general and administrative expenses caused by a decrease of R$20 million in the amount of provisions for losses and write-off of assets in 2018 in relation to 2017; (ii) an increase of R$6 million in depreciation, amortization expenses. These increases were partially offset by a decrease of 7.0% (or R$17 million) in energy purchase costs.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Commercialization

Compared to the year ended December 31, 2017, income from electric energy service from our Commercialization segment decreased 43.9% (or R$74 million) to R$94 million in the year ended December 31, 2018. This decrease was due to the net effect of the increase of 4.9% (or R$157 million) in costs and operational expenses, which exceeded the increase of 2.4% (or R$82 million) in net operating revenues of the segment, as discussed in the section “Sales by Segment” above. The increase in costs and expenses was mainly due to an increase of 4.9% (or R$173 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 0.5% in the volume of energy purchased and increase of 1.34% in the purchase prices.

Services

Compared to the year ended December 31, 2017, income from electric energy service from our Services segment increased 7.4% (or R$5 million) to R$73 million in the year ended December 31, 2018. This increase was due to the net effect of the increase of 9.7% (or R$47 million) in net operating revenues as discussed in the section “Sales by Segment” above, which exceeded the increase of 10.1% (or R$42 million) in costs and operational expenses.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2017, our net financial expense decreased 25.8% (or R$385 million), from R$1,488 million in 2017 to R$1,103 million in the year ended December 31, 2018, mainly due a decrease of R$503 million in our financial expenses, offset by a decrease of R$118 million in our financial income.

The reasons for the decrease in financial expenses are: (i) a decrease of 31.8% (or R$172 million) in financial expenses from monetary and exchange adjustments because of lower average interest rates; and (ii) a decrease of 20.0% (or R$332 million) in debt charges; (iii) a decrease of R$82 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (iv) a decrease of 43.4% (or R$22 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The decrease in financial income is mainly due to following reasons: (i) a decrease of 51.3% (or R$234 million) in income from financial investments due to the reduction of the cash and cash equivalents balance; (ii) a decrease of 24.6% (or R$12 million) in income from adjustments of escrow deposits; and (iii) a decrease of R$5 million in adjustments of tax credits. These decreases were partially offset by (i) an increase of 100% (or R$80 million) in income from monetary adjustments of Sector Financial Assets (see Note 8 to our audited annual consolidated financial statements); (ii) an increase of 29.0% (or R$25 million) in other revenues; and (iii) an increase of 4.1% (or R$11 million) in interest and fine payments.

At December 31, 2018, we had R$14,746 million (compared with R$15,310 million at December 31, 2017) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates. The average CDI interbank rate during the year decreased to 6.47% in 2018, compared to 10.06% in 2017; and the average TJLP (which was replaced by the TLP (Long-Term Rate) in financing contracts executed on or after January 1, 2018) decreased to 6.72% in 2018, compared to 7.12% in 2017. We also had the equivalent of R$5,631 million (compared with R$4,858 million at December 31, 2017) of debt denominated in foreign currency, principally U.S. dollars. In order to reduce the exchange rate risk with respect to this foreign currency-denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes increased to R$774 million in the year ended December 31, 2018 compared with R$604 million in the year ended December 31, 2017. Our effective rate of 26.3% on pretax income in the year ended December 31, 2018 was lower than the official rate of 34%, principally due to our ability to recognize further prior year tax loss carryforwards. Our unrecorded tax credits relate to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see Note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2017, and due to the factors discussed above, net income increased 74.2% (or R$923 million), to R$2,166 million in the year ended December 31, 2018.

Net Income by Segment

In the year ended December 31, 2018, 64.3% of our net income derived from our Distribution segment, 34.5% from our Generation from Conventional Sources segment, 5.3% from our Generation from Renewable Sources segment, 2.4% from our Commercialization segment, 1.9% from our Services segment and negative 8.6% from Others. See the table under “Background – Operating Segments” earlier in this Item 5 for the equivalent contributions from our segments in 2017 and 2016.

Distribution

Compared to the year ended December 31, 2017, net income from our Distribution segment increased 115.5% (or R$768 million), to R$1,432 million in the year ended December 31, 2018, as a result of: (i) an increase of 46.2% (or R$707 million) in income from electric energy service; and (ii) a decrease of 45.3% (or R$257 million) in net financial expense partially offset by an increase of 65.3% (or R$196 million) in income and social contribution taxes expenses.

The decrease in the segment’s net financial expense was mainly due to:

(i)         a decrease of 24.0% (or R$279 million) in financial expenses, mainly due to: (a) a decrease of R$580 million in derivatives expenses; (b) a decrease of R$41 million in financial expenses from debt charges as a result of lower indebtedness; and (c) an increase of R$170 million in expenses from monetary and exchange rate variations; and

(ii)        a decrease of R$23 million in financial income, mainly due to: (a) a decrease of 66.0% (or R$144 million) in income from financial investments; and (b) a decrease of 26.6% (or R$13 million) in income from interest of escrow deposits.

These decreases were partially offset by: (i) an increase of 100% (or R$163 million) in income from the adjustment of Sector Financial Assets and Liabilities (see Note 8 to our audited annual consolidated financial statements); (ii) an increase of 71.5% (or R$29 million) in income from monetary and exchange rate variations; (iii) an increase of 106.1% (or R$17 million) in discounts on the purchase of ICMS credit; and (iv) an increase of 4.3% (or R$11 million) in interests and fines.

Generation (conventional sources)

Manual for the Annual and Extraordinary General Meeting

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Net income from our Generation from Conventional Sources segment increased by 17.7% (or R$116 million), to R$770 million during the year ended December 31, 2018 from R$654 million for the year ended December 31, 2017. This increase was mainly due to: (i) an increase of 7.2% (or R$55 million) in income from electric energy service; and (ii) a decrease of 24.4% (or R$80 million) in net financial expense.

The decrease in net financial expense was due mainly to: (i) a decrease of R$63 million of expenses from derivatives; and (ii) a decrease of 29.4% (or R$104 million) in interest on debts. These decreases were partially offset by: (i) an increase of R$163 million in monetary and exchange rate variations expenses; (ii) net increase of R$151 million in derivatives income; and (iii) a decrease of 49.2% (or R$39 million) in income from financial investments.

Generation (renewable sources)

The net income from our Generation from Renewable Sources segment increased by 504.2% (or R$99 million), to R$119 million in the year ended December 31, 2018 compared to net income of R$20 million in 2017, mainly due to the combined effect of: (i) a decrease of R$111 million in income tax and social contribution tax expenses, (ii) the decrease of 3.1% (or R$19 million) in income from electric energy service; and (iii) a decrease of 1.3% (or R$7 million) in net financial expense.

The decrease in net financial expense was driven by (i) a decrease of R$109 million in debt expenses and monetary and exchange rate variations expenses; (ii) a decrease of R$19 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses; and (iii) an increase of R$26 million in other financial revenue from CCEE financial settlements, offset by (i) an increase of R$64 million in other financial expenses driven by an increase of R$15 million in the monetary rate of GSF and an increase of R$10 million in financial settlement expenses; (ii) a decrease of R$33 million in income from financial investments; and (iii) an increase of R$12 million in intercompany agreement interest.

Commercialization

Compared to the year ended December 31, 2017, net income from our Commercialization segment decreased 41.2% (or R$37 million), to R$53 million in the year ended December 31, 2018, reflecting the combined effect of: (i) a decrease of R$20 million in net financial income mainly related to the impact in monetary and exchange rate variations and derivatives; and (ii) a decrease of R$17 million in income and social contribution tax expenses.

Services

Compared to the year ended December 31, 2017, net income from our Services segment decreased 21.7% (or R$12 million), to R$43 million in the year ended December 31, 2018, reflecting the combined effects of : (i) a decrease of R$13 million in income and social contribution tax expenses; (ii) a decrease of R$4 million of net financial income; and (iii) an increase of 7.4% (or R$5 million) in the income from electric energy service.

Operating Results - 2017 versus 2016

Net Operating Revenues

Compared to the year ended December 31, 2016, our net operating revenues increased 39.9% (or R$7,633 million) to R$26,745 million in the year ended December 31, 2017. Excluding the effects of the consolidation of RGE Sul, acquired in October 2016, net operating revenue increased to R$ 23,375 million, an increase of R$ 25.6% (R$ 4,768 million) when compared to 2016.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

This increase in operating revenue was primarily due to the combined effect of: (i) a positive variation of R$3,996 million in the Sector Financial Assets and Liabilities, as discussed in the section “Other Operating Revenue” below; (ii) an increase of R$1,699 million in energy sales in the spot market, as discussed in the section “Sales by Destination” below; (iii) an increase of R$1,430 million in electricity sales to final consumers, as discussed in the section “Sales by Destination” below; and (iv) an increase of R$869 million in other concessionaries and licenses, partially offset by an increase of R$1,637 million in deductions from operating revenues, discussed in the section “Deductions from operating revenues” below.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

Sales by Destination

Sales to Final Consumers

Compared to the year ended December 31, 2016, our gross operating revenues from sales to Final Consumers (which includes TUSD revenue from captive consumers) increased 7.5% (or R$1,788 million) in the year ended December 31, 2017, to R$25,787 million. Our gross operating revenues primarily reflect sales to Captive Consumers in concession areas from our five distribution subsidiaries, as well as TUSD revenue from the use of our network by Captive Consumers, both of which are subject to tariff adjustment as described below. Our gross operating revenue also reflects sales to Free Consumers in commercial and industrial classes.

Distribution companies’ tariffs are adjusted every year, in percentages specific to each classes of consumer. The month in which the annual tariff adjustment becomes effective varies, impacting both the year in which the tariff adjustment occurs as well as the following year. The adjustments for our largest subsidiaries occur in April (CPFL Paulista), June (RGE Sul and RGE) and October (CPFL Piratininga).

In the year ended December 31, 2017, overall average energy prices decreased by 6.2%, mainly due to the negative tariff adjustment of 10.50% for CPFL Paulista, the negative tariff adjustment of 6.43% for RGE Sul, the positive tariff adjustment of 5.00% for RGE and the positive tariff adjustment of 17.28% for CPFL Piratininga. As a result, although the red tariff rate was in effect for the majority of 2017, when compared to 2016, the effects of tariff adjustments (Annual Adjustment – RTA or Periodic Revision – RTP, since there is no Annual Adjustment in the year of Periodic Revisions) exceeded the other tariff effects. For more information, see note 25.2 to our audited annual consolidated financial statements. Overall average prices for Final Consumers in 2017 were lower for all consumer classes:

  Residential and commercial consumers. With respect to Captive Consumers (which represent 95.3% of the total amount sold to this class in our consolidated statements), average prices decreased 5.3% for residential consumers and 3.6% for commercial consumers, due to the annual tariff adjustment described above. With respect to Free Consumers, the average price only for the commercial consumers decreased 25.7%.
  Industrial consumers. Average prices decreased 5.6%, mainly due to the tariff adjustments described above. With respect to Free Consumers, the average price for industrial consumers decreased 31.4%. The decrease in the average price for the industrial consumers was due to the tariff applied to the contracts governing the use of our TUSD by Free Consumers.

The total volume of energy sold to Final Consumers in the year ended December 31, 2017 increased 14.6% compared to the year ended December 31, 2016. This increase represents the effect of an increase of 86% (or 4,427 GWh) in the volume of energy sold to Conventional Free Consumers (driven by increases of (i) 3,512 GW to industrial, (ii) 725 GW to commercial consumers and (iii) 190 GW to other consumers by our commercialization subsidiaries as a result of the migration of these consumers from captive to the free consumer category) and the inclusion of RGE Sul’s distribution operations in our consolidated results for the full year in 2017, which led to an increase of 5,563 GW (compared to RGE Sul’s 1,141 GW consolidation during the last two months of 2016).

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The volume sold to residential and commercial classes, which accounts for 66.6% for our sales to Final Consumers, increased by 16.1% (or 2,649 GW) and 5.2% (or 501 GW), respectively. These increases were due to the combined effect of:

  Residential: (i) the inclusion of RGE Sul’s distribution operations in our consolidated results for the full year in 2017 (compared to inclusion in only the last two months of 2016), which led to an increase of 2,230 GW sold to residential consumers, compared to 426 GW in 2016; and (ii) an increase of 2.6% of the volume sold by our distribution subsidiaries (excluding RGE Sul) to the residential classes; due to our residential consumers’ greater economic strength in 2017, driven by the GDP growth of 1.0% in 2017 compared to the GDP contraction of 3.5% in 2016.
  Commercial: (i) an increase of 142 GW in the volume of energy sold to Captive Consumers in the commercial category; and (ii) an increase of 617 GW in the volume sold by our commercialization subsidiaries due to the migration of consumers from captive to the free consumer class. This increase was partly offset by a decrease of 60.9% (or 258 GW) in the volume of energy from renewable sources sold to commercial consumers who elected to become Special Free Consumers, whose contracted energy demand is between 500 kV and 3 MW, and who are allowed to purchase energy only from renewable sources.

The volume sold to industrial consumers, which represented 19.8% of our sales to Final Consumers in 2017 (compared with 22.0% in 2016), decreased by 2.2% compared to the year ended December 31, 2016. Volumes to Captive Consumers in this category decreased 6.6%, which represents the net effect of a decrease of 463 GW related to our distribution subsidiaries and the increase in migration of industrial consumers from the captive to the free market. Regarding Free Consumers, volumes sold increased by 5.1% (or 725 GW), reflecting the same migration of consumers, as well as improvements in Brazilian economic conditions during 2017.

Sales to wholesalers

Compared to the year ended December 31, 2016, our gross operating revenues from sales to wholesalers in the year ended December 31, 2017 increased 74.2% (or R$2,594 million) to R$6,090 million (15.2% of gross operating revenues), due mainly to (i) an increase of 264.7% (or R$1,699 million) in sales of energy in the spot market (mainly driven by higher average prices), and (ii) an increase of 36.7% (or R$869 million) in sales of electricity to other concessionaires and licensees. These increases reflect the combined effect of an increase of 28.4% in energy volumes sold and an increase of 35.7% in the average price of sales to wholesalers compared to 2016.

Other operating revenues

Compared to the year ended December 31, 2016, our other gross operating revenues (which excludes TUSD revenue from captive consumers) increased 157.4% (or R$5,021 million) to R$8,210 million in the year ended December 31, 2017 (20.5% of our gross operating revenues), mainly due to:

Manual for the Annual and Extraordinary General Meeting

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(i)         a positive variation of R$3,996 million in revenue from Sector Financial Assets and Liabilities, which represented a revenue of R$1,901 million in 2017 compared with an expense of R$2,095 million in 2016. This revenue reflects timing differences between our budgeted costs included in the tariff at the beginning of the tariff period, and those actually incurred while it is in effect, creating a contractual right to pay (or receive) cash to or from consumers through subsequent tariffs or to pay to or receive from the granting authority any remaining amounts at the expiration of the concession. This leads to an adjustment in order to recognize the future decrease (or increase) in tariffs to take account of lower (or additional) costs in the current year, such adjustment being recognized as a positive (or negative) item of revenue. The increase in this item in 2017 was driven mainly by an increase of R$2,353 million related to electric energy cost, an increase of R$642 million related to the pass-through from Itaipu and an increase of R$610 million in contributions to the ESS and EER. For further information, see note 8 to our audited annual consolidated financial statements;

(ii)        an increase of R$719 million in revenue from construction of concession infrastructure; and

(iii)       the increase of 12.1% (or R$153 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 25.3 to our audited annual consolidated financial statements).

Deductions from operating revenues

We deduct certain taxes and industry charges from our gross operating revenue to calculate net revenue. The state-level value-added tax (ICMS) is calculated based on gross operating revenue from final consumers (billed), while federal PIS and COFINS taxes are calculated based on total gross operating revenue. The research and development and energy efficiency programs (regulatory charges) are calculated based on net operating revenue. Other regulatory charges vary depending on the regulatory effect reflected in our tariffs. These deductions represented 33.2% of our gross operating revenue in the year ended December 31, 2017 and 37.9% in the year ended December 31, 2016. Compared to the year ended December 31, 2016, these deductions increased by 14.0% (or R$1,637 million) to R$13,309 million in 2017, mainly due to: (i) an increase of 27.9% (or R$736 million) in PIS and COFINS taxes, mainly due to the increase in our gross operating revenues (the calculation basis for these taxes); (ii) an increase of 10.6% (or R$521 million) in ICMS taxes; (iii) an increase of R$448 million in tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; and (iv) a decrease of R$175 million in contributions made to the CDE Account as a result of the new quotas defined by ANEEL in 2017.

Sales by segment

Distribution

Compared to the year ended December 31, 2016, net operating revenues from our Distribution segment increased 40.3% (or R$6,050 million) to R$21,077 million in the year ended December 31, 2017. This increase primarily reflected the increase of R$7,519 million in gross operating revenue, due to the following fluctuations:

(i)         a positive variation of R$3,996 million in revenue from Sector Financial Assets and Liabilities, which represented a revenue of R$1,901 million in 2017 compared with an expense of R$2,095 million in 2016 (see “Other Operating Revenues” above);

Manual for the Annual and Extraordinary General Meeting

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(ii)        an increase of R$1,272 million in electricity sales to wholesalers, driven by significant increases in the energy prices we were able to obtain on the Spot Market;

(iii)       an increase of R$722 million in revenue from construction of concession infrastructure; and

(iv)       the increase of 12.1% (or R$153 million) in revenue related to the low income subsidy and discounts on tariffs reimbursed by funds from the CDE Account (see note 25.5 to our audited annual consolidated financial statements and “Other Operating Revenues” above).

The deductions from our Distribution segments operating revenues increased by 13% (or R$1,460 million) to R$12,692 million in 2017, mainly due to: (i) an increase of 38.4% (or R$1,125 million) in deductions related to PIS and COFINS taxes, driven by the increase in our gross operating revenues (the basis for calculation for these taxes); (ii) an increase of R$448 million in deductions related to tariff flag revenues recognized, which are required to be paid into the Tariff Flag Resources Centralizing Account administered by the CCEE; and partially offset by (iii) a decrease of 5.2% (or R$175 million) in contributions made to the CDE Account due to new quotas defined by ANEEL in 2017 (see note 25.5 to our audited annual consolidated financial statements). For more information, see “Deduction from operating revenues” above).

                        Generation (conventional sources)

Net operating revenues from our Generation from Conventional Sources segment in the year ended December 31, 2017 amounted to R$1,190 million, an increase of 11.6% (or R$124 million) compared to R$1,066 million in the year ended December 31, 2016, due mainly to (i) the price-driven increase of 5.9% (R$32 million) in revenue from sales from our facility Serra da Mesa to Furnas, (ii) an increase of 6.6% (R$37 million) in revenue from sales to our distribution subsidiaries; (iii) an increase of R$47 million of revenue from construction of concession infrastructure related to CPFL Morro Agudo; (iv) an increase of R$72 million in other revenues and income; and (v) an increase of 181.9% (or R$11 million) in spot market energy. This increase was partially offset by an increase of 8.8% (R$8 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation for these taxes).

Generation (renewable sources)

Net operating revenues from our Generation from Renewable Sources segment in the year ended December 31, 2017 amounted to R$1,959 million, an increase of 19.0% (or R$312 million) compared to R$1,647 million in the year ended December 31, 2016. This increase was due mainly to: (i) an increase of R$210 million in revenue from Other concessionaries and licensees, driven by new volumes; and (ii) an increase of R$148 million in revenue from energy sales on the Spot Market. These increases were partially offset by a decrease of 60.9% (or R$58 million) in revenue from Free Consumers in the Commercial sector, driven principally from Special Free Consumers migrating from the captive market and an increase of 6.8% (or R$7 million) in PIS and COFINS tax deductions from revenue due to the increase in gross operating revenues from the segment (the basis for calculation for these taxes).

                        Commercialization

Net operating revenues from our Commercialization segment in the year ended December 31, 2017 amounted to R$3,414 million, an increase of 63.8% (or R$1,329 million) compared to R$2,085 million in the year ended December 31, 2016. This increase was mainly due to: (i) an increase of 102.5% (or R$782 million) in revenue from sales for Other concessionaries and licenses, driven by a 76.2% (or R$4,121 million) increase in volume; (ii) an increase of 600.8% (or R$347 million) in revenue from sales in the spot market, driven by a 130.6% (or R$582 million) increase in volume; (iii) an increase of 21.3% (or R$281 million) in revenue from Industrial Free Consumers, driven by an increase of 38.9% in volumes; and (iv) an increase of 81.5% (or R$116 million) in revenue from Commercial Free Consumers, driven by an increase of 101.3% in volumes.

Manual for the Annual and Extraordinary General Meeting

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These increases were partially offset by: (i) an increase of 63.6% (or R$136 million) in PIS and COFINS tax deductions from operating revenues, mainly due to the increase in gross operating revenues for the segment (the basis for calculation for these taxes); (ii) a decrease of 99.1% (or R$57 million) in other revenues and income; and (iii) a decrease of 100% (or R$12 million) of Electricity sales to Furnas (Wholesalers).

Services

Net operating revenues from our Services segment in the year ended December 31, 2017 amounted to R$486 million, an increase of 24.3% (or R$95 million) compared to R$390 million in the year ended December 31, 2016. This increase was mainly due to: (i) an increase of R$75 million in revenues from construction and maintenance services; (ii) an increase of R$27 million in revenues from administrative, call center and IT outsourcing. These increases were partially offset by: (i) a decrease of 23.5% (R$25 million) in revenue from our self-generation energy efficiency business; and (ii) an increase of 53.8% (or R$9 million) in PIS and COFINS tax deductions from revenues, mainly due to the increase in our gross operating revenues (the basis for calculation for these taxes).

Income from Electric Energy Service by Destination

            Cost of Electric Energy

Electricity purchased for resale. Our costs for the purchase of energy for resale increased 58.6% (or R$5,768 million) in the year ended December 31, 2017, to R$15,617 million (65.8% of our total operating costs and operating expenses) compared with R$9,849 million for the year ended December 31, 2016 (representing 59.4% of our total operating costs and operating expenses), mainly due to an increase of 30.1% in average prices, reflecting:

(i) an increase of 67.1% (or R$5,728 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 22.2% in the volume of energy purchased and a 36.7% increase in average purchase prices;

(ii) an increase of R$325 million in purchases of energy from Itaipu, reflecting an increase of 3.4% in the average price of energy purchased (in reais), itself caused by a 11.4% increase in the tariff (which is established on an annual basis by ANEEL in US$/kW), a 8.3% depreciation in the average rate of the real against the U.S. dollar during 2017 compared with 2016 and a 12.2% increase in the volume of energy purchased; and

(iii) an increase of 107.6% (or R$290 million) in cost of energy purchased in the spot market, driven mainly by an increase of 59.6% in volume purchased.

 These increases were partly offset by an additional R$575 million in PIS and COFINS tax credits (representing an increase of 58.2% compared to 2016) related to purchases of energy, which represents a decrease in the cost of energy.

Manual for the Annual and Extraordinary General Meeting

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Electricity network usage charges. Our charges for the use of our transmission and distribution system decreased 5.0% (or R$67 million) to R$1,284 million in the year ended December 31, 2017, mainly as a result of: (i) a decrease of R$816 million of System Service Charges; and (ii) a decrease of R$107 million in Reserve Energy Charges (EER). These decreases were partially offset by (i) an increase of R$707 million in Basic Network Charges; (ii) an increase of R$107 million in transmission from Itaipu charges; and (iii) an increase of R$38 million in Connection Charges.

For further information about electricity network usage charges, see note 26 to our audited annual consolidated financial statements.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, costs related to construction of concession infrastructure, sales expenses, general and administrative expenses and other operating expenses.

Compared to the year ended December 31, 2016, our other costs and operating expenses increased 26.6% (or R$1,432 million) to R$6,822 million in the year ended December 31, 2017, mainly due to the following events: (i) an increase of 53.2% (or R$719 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 25.9% (or R$283 million) in our personnel expenses, reflecting increased costs under our collective bargaining agreements; (iii) an increase of 19.9% (or R$207 million) in depreciation and amortization expenses; (iv) an increase of 11.7% (or R$76 million) in expenses related to outsourced services; (v) an increase of R$49 million in expenses related to disposal of assets; (vi) an increase of 31.6% (or R$60 million) in inventory consumption; and (vii) a decrease of 12.1% (or R$21 million) in allowance for doubtful accounts.

            Income from Electric Energy Service

Compared to the year ended December 31, 2016, our income from electric energy service increased 19.8% (or R$499 million) to R$3,022 million in the year ended December 31, 2017, since our net operating revenue increased by more in absolute terms (R$7,633 million) than the increase in our cost of generating and distributing electric energy and other operating costs and expenses (R$7,134 million).

Income from Electric Energy Service by Segment

Distribution

Compared to the year ended December 31, 2016, income from electric energy service from our Distribution segment increased R$217 million to R$1,531 million in the year ended December 31, 2017. As discussed above, net operating revenues from the segment increased by R$6,037 million while costs and operational expenses related to the segment increased by R$5,819 million. The main contributing factors to the changes in costs and operational expenses were as follows:

Electricity costs. Compared to the year ended December 31, 2016, electricity costs increased 45.1% (or R$4,399 million), to R$14,147 million in the year ended December 31, 2017.

The cost of energy purchased for resale increased 52.6% (or R$4,473 million), reflecting: (i) an increase of 61.3% (or R$4,365 million) in the cost of energy purchased in the Regulated Market, reflecting an increase of 9.8% in the volume of energy purchased and an increase of 46.9% in average purchase prices; (ii) an increase of R$325 million in purchases of energy from Itaipu, reflecting an increase of 3.4% in the average price of energy purchased (in reais), itself caused by a 11.4% increase in the tariff (which is established on an annual basis by ANEEL in US$/kW) and 8.3% depreciation in the average rate of the real against the U.S. dollar during 2017 compared with 2016, offset by a 12.2% increase in the volume of energy purchased; and (iii) an increase of 109% (or R$236 million) in PROINFA costs. This increase in the cost of energy purchased for resale was partially offset by an increase of 52.3% (or R$452 million) in PIS and COFINS tax credits related to purchases of energy.

Manual for the Annual and Extraordinary General Meeting

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In addition, as mentioned above, charges for the use of the transmission and distribution system decreased 5.0% (or R$67 million) to R$1,284 million in the year ended December 31, 2017, mainly as a result of: (i) a decrease of R$816 million of System Service Charges; and (ii) a decrease of R$107 million in Reserve Energy Charges. These decreases in charges were partially offset by (i) an increase of R$707 million in Basic Network Charges; and (ii) an increase of R$29 million in Connection Charges.

Other costs and operating expenses. Compared to the year ended December 31, 2016, our other costs and operating expenses for the Distribution segment increased 36.2% (or R$1,248 million), to R$4,695 million in the year ended December 31, 2017, mainly due to (i) an increase of 55.3% (or R$722 million) in expenses related to the construction of concession infrastructure; (ii) an increase of 29.7% (or R$195 million) in expenses related to outsourced services; (iii) an increase of 26.3% (or R$192 million) in our personnel expenses principally due to the acquisition of RGE Sul as well as salary increases under our collective bargaining agreement; and (iv) an increase of 15% (or R$84 million) in depreciation and amortization expenses. These increases were partially offset by a decrease of 7.7% (or R$13 million) in allowance for doubtful accounts.

Generation (conventional sources)

Compared to the year ended December 31, 2016, income from electric energy service from our Conventional Generation segment increased 11.0% (or R$76 million) to R$766 million for the year ended December 31, 2017. This increase was mainly due to an increase of 11.6% (or R$124 million) in net operating revenue as discussed in the section “Sales by Segment” above, partly offset by an increase of 20.5% (or R$52 million) in costs and operational expenses.

The increase in costs and operational expenses was mainly due to (i) an increase of 62.4% (or R$46 million) in expenses related to the construction of concession infrastructure of CPFL Morro Agudo; (ii) an increase of 17.8% (or R$4 million) in expenses related to outsourced services; (iii) an increase of R$49 million in the cost of electric energy driven by a 49.6% increase in volume and a 26.1% increase in average prices.

In 2017, in order to minimize the impacts of the GSF and PLD increases due to hydroelectric generation, there was a strategy of acquiring energy in the spot market, since the decrease of hydroelectric generation was due to lack of rainfall and consequent low level in the reservoirs, an increase in thermal generation, making the PLD more expensive.

This increase was partially offset by the recognition of R$7 million expense related to amortization of GSF costs

Generation (renewable sources)

Compared to the year ended December 31, 2016, income from electric energy service from our Renewable Generation segment increased 37.4% (or R$165 million) to R$605 million for the year ended December 31, 2017. This increase was mainly due to the increase of 17.1% (or R$286 million) in net operating revenue (as discussed in the section “Sales by Segment” above) partially offset by the increase of 9.9% (or R$122 million) in costs and operational expenses.

Manual for the Annual and Extraordinary General Meeting

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The increase in costs and operational expenses mainly reflects: (i) an increase of 15.2% (or R$61 million) in depreciation and amortization expenses related to the entry into operation of Pedra Cheirosa; (ii) an increase of R$16 million in purchases of operating materials and equipment; (iii) R$15 million in expenses related to impairment on Bio Formosa and CPFL Solar Tanquinho projects; and (iv) an increase of 10.8% (or R$10 million) in charges for use of the transmission and distribution system. These increases in costs were partially offset by a decrease of 5.6% (or R$10 million) in expenses for outsourced services.

Commercialization

Compared to the year ended December 31, 2016, income from electric energy service from our Commercialization segment increased 5.6% (or R$9 million), to R$168 million in the year ended December 31, 2017. This increase was due to the net effect of the increase of 63.6% (or R$1,327 million) in net operating revenues of the segment, as discussed in the section “Sales by Segment” above, which exceeded the increase of 68.5% (or R$1,319 million) in costs and operational expenses. The increase in costs and expenses was mainly due to an increase of 70.1% (or R$1,317 million) in the cost of energy purchased in the Regulated Market, driven by an increase of 86% in the volume of energy purchased partly offset by lower purchase prices.

Services

Compared to the year ended December 31, 2016, income from electric energy service from our Services segment increased 3.4% (or R$2 million), to R$68 million in the year ended December 31, 2017. This increase was due to the net effect of the increase of 24.3% (or R$95 million) in net operating revenues as discussed in the section “Sales by Segment” above, which exceeded the increase of 27.5% (or R$86 million) in costs and operational expenses.

Net Income

Net Financial Expense

Compared with the year ended December 31, 2016, our net financial expense increased 2.3% (or R$34 million), from R$1,453 million in 2016 to R$1,488 in the year ended December 31, 2017, mainly due a decrease of R$286 million in our financial expenses, more than offset by a decrease of R$320 million in our financial income.

The reasons for the decrease in financial expenses are: (i) a decrease of 24.4% (or R$171 million) in financial expenses from monetary and exchange adjustments, because of lower average interest rates ; and (ii) a decrease of 8.0% (or R$144 million) in debt charges. These decreases in financial expenses were partially offset by (i) an increase of R$57 million in financial expenses from monetary adjustments of Sector Financial Liabilities; and (ii) a decrease of 25.8% (or R$18 million) in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

The decrease in financial income is mainly due to following reasons: (i) a decrease of 31.5% (or R$210 million) in income from financial investments, due to the decrease of the cash and cash equivalents balances; (ii) a decrease of 58.7% (or R$87 million) in income from monetary and exchange adjustments; (iii) a decrease of 100% (or R$33 million) in income from adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iv) a decrease of R$13 million in adjustments of tax credits. These decreases were partially offset by (i) an increase of 7.9% (or R$19 million) in interest and fine payments; (ii) a decrease of 23.6% (or R$15 million) in PIS and COFINS on other finance income; and (iii) an increase of 40.5% (or R$14 million) in income from adjustments of escrow deposits.

Manual for the Annual and Extraordinary General Meeting

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At December 31, 2017, we had R$15,310 million (compared with R$16,452 million at December 31, 2016) in debt denominated in reais, which accrued both interest and inflation adjustments based on a variety of Brazilian indices and money market rates. The average CDI interbank rate during the year decreased to 9.93% in 2017, compared to 14% in 2016; and the average TJLP decreased to 7.1% in 2017, compared to 7.5% in 2016. We also had the equivalent of R$4,858 million (compared with R$5,502 million at December 31, 2016) of debt denominated in foreign currency, principally U.S. dollars. In order to reduce the exchange rate risk with respect to this foreign currency denominated debt and variations in interest rates, we implement a policy of using exchange and interest rate derivatives.

Income and Social Contribution Taxes

Our net charge for income and social contribution taxes increased to R$604 million in the year ended December 31, 2017 compared with R$501 million in the year ended December 31, 2016. Our effective rate of 32.7% on pretax income in the year ended December 31, 2017 was lower than the official rate of 34%, principally due to our ability to use certain tax loss carryforwards. Our unrecorded tax credits relate to losses generated for which there is no currently reasonable certainty that future taxable income will be sufficient to absorb such losses (see note 9.5 to our audited annual consolidated financial statements).

Net Income

Compared to the year ended December 31, 2016, and due to the factors discussed above, net income increased 41.4% (or R$364 million), to R$1,243 million in the year ended December 31, 2017.

Net Income by Segment

In the year ended December 31, 2017, 53.5% of our net income derived from our Distribution segment, 52.6% from our Generation from Conventional Sources segment, 1.6% from our Generation from Renewable Sources segment, 7.3% from our Commercialization segment, 4.4% from our Services segment and negative 14.3% from Other.

Distribution

Compared to the year ended December 31, 2016, net income from our Distribution segment increased 45.0% (or R$206 million), to R$665 million in the year ended December 31, 2017, as a result of: (i) an increase of 17.3% (or R$217 million) in income from electric energy service; offset by (ii) an increase of 2.9% (or R$16 million) in net financial expenses; and (iii) an increase of 1.3% (or R$4 million) in Income and Social Contribution Taxes expenses.

The increase in the segment’s net financial expenses was mainly due to:

•        a decrease of 12.7% (or R$169 million) in financial expenses, mainly due to (i) a decrease of R$1,294 million in derivatives expenses, (ii) an increase of R$1,224 million in monetary and exchange rate variations; and (iii) a decrease of R$ 67 million in financial expenses from debt charges, as a result of lower indebtedness.

Manual for the Annual and Extraordinary General Meeting

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•        a decrease of R$184 million in financial income, mainly due to: (i) a decrease of 41.4% (or R$153 million) in income from financial investments; (ii) a decrease of 100% (or R$33 million) in income from the adjustment of Sector Financial Assets and Liabilities (see note 8 to our audited annual consolidated financial statements); and (iii) a decrease of 48.5% (or R$38 million) in monetary and exchange rate variations. These decreases were partly offset by: (i) an increase of 10% (or R$24 million) in arrears of interest and fines; and (ii) an increase of 33% (or R$12 million) in income from monetary adjustment of escrow deposits.

Generation (conventional sources)

Net income from our Generation from Conventional Sources segment increased by 23.7% (or R$125 million) to R$654 million during the year ended December 31, 2017 from R$529 million for the year ended December 31, 2016. This increase is mainly due to: (i) the increase of 13.7% (or R$91 million) in income from electric energy service; and (ii) a decrease of 13.4% (or R$51 million) in net financial expenses.

The decrease in net financial expenses was due mainly to: (i) a decrease of 72.3% (or R$49 million) in positive monetary and exchange variations, both classified in financial income; and (ii) a decrease of 24.2% (or R$25 million) in income from financial investments. These decreases were partially offset by (i) a decrease of R$114 million in derivatives expenses; and (ii) a decrease of R$24 million in debt charges and negative monetary and exchange variations, driven by lower average interest rates.

Generation (renewable sources)

The net income from our Generation from Renewable Sources segment increased by 113.7% (or R$163 million) to R$20 million in the year ended December 31, 2017 compared to net loss of R$144 million in 2016, mainly due to the combined effect of: (i) the increase of 37.4% (or R$165 million) in income from electric energy service, (ii) an increase of R$28 million in Income and Social Contribution Taxes expenses; and (iii) a decrease of 4.5% (or R$24 million) in net financial expenses .

The increase in net financial expenses was driven by a decrease of R$45 million in debt expenses and monetary and exchange rate variations, offset by an increase of R$25 million in capitalized borrowing costs, which is accounted for as a decrease in financial expenses.

Commercialization

Compared to the year ended December 31, 2016, net income from our Commercialization segment decreased 15.4% (or R$16 million), to R$90 million in the year ended December 31, 2017, reflecting the combined effect of: (i) a decrease of R$40 million in net financial income; (ii) an increase of 5.6% (or R$9 million) in the income from electric energy service; and (iii) a decrease of R$9 million in Income and Social Contribution Taxes expenses.

Services

Compared to the year ended December 31, 2016, net income from our Services segment increased 1.4% (or R$1 million), to R$55 million in the year ended December 31, 2017. This relatively stable number reflects the combined effect of: (i) an increase of 3.4% (or R$2 million) in the income from electric energy service and (ii) a slight decrease of R$1 million of net financial income.

Manual for the Annual and Extraordinary General Meeting

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b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity. In particular, most of our revenues are derived from sales of electricity to Captive Consumers at regulated tariffs. In 2018, sales to Captive Consumers represented 66.2% of the volume of electricity we delivered and 63.3% of our operating revenues, compared to 65.9% of the volume of electricity we delivered and 59.7% of our operating revenues in 2017. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff‑setting process, and our Management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff‑setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment — RTA

On December 31, 2017, the Extraordinary General Meetings ("EGM") approved the consolidate the concessions of our five distribution companies (CPFL Luz e Força Santa Cruz; Companhia Leste Paulista de Energia; Companhia Sul Paulista de Energia; Companhia Luz e Força de Mococa; and CPFL Jaguari, together the Merged Companies). According to Normative Resolution No. 716/2016, until the first tariff review of the Merged Companies in March 2021, ANEEL may institute a policy that reconciles the variations in the old tariffs for each of the Merged Companies and the new unified tariff for CPFL Santa Cruz over time. The tariff adjustment will occur in March, 2018.

On December 4, 2018, through the Resolution for Authorization No. 7,499/2018, ANEEL approved our proposal to consolidate the concessions of our two distribution companies (RGE and RGE Sul), pursuant to Normative Resolution No.716/2016, amended by Normative Resolution No. 835/2018. Effective as of January 1, 2019, RGE was merged with and into RGE Sul. This transaction was approved by Extraordinary General Meetings held on December 31, 2018 at each of RGE and RGE Sul. This merger is expected to optimize our administrative and operational costs and produce large-scale savings and synergy in 2019.

Tariff increases apply differently to different consumer classes, with generally higher increases for consumers using higher voltages, to reduce the effects of historical cross‑subsidies in their favor that were mostly eliminated in 2007. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2015 through the date of this annual report. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

Manual for the Annual and Extraordinary General Meeting

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	CPFL Paulista	CPFL Piratininga	RGE (8)	RGE Sul	CPFL Santa Cruz(7)	CPFL Mococa(7)	CPFL Leste Paulista(7)	CPFL Sul Paulista(7)	CPFL Jaguari(7)
2016
Economic adjustment(1)	-0.29%	-5.35%	-0.67%	(6)	11.59% (4)	11.90% (5)	17.01% (5)	16.89% (5)	17.01% (4)
Regulatory adjustment (2)	10.18%	-7.19%	-0.81%	(6)	10.92% (4)	4.67% (5)	4.03% (5)	7.46% (5)	12.45% (4)
Total adjustment	9.89%	-12.54%	-1.48%	(6)	22.51% (4)	16.57% (5)	21.04% (5)	24.35% (5)	29.46% (4)
2017
Economic adjustment(1)	2.13%(3)	6.33%	2.37%	2.95%	1.37%	3.45%	3.18%	0.97%	3.88%
Regulatory adjustment(2)	-2.93%(3)	1.37%	1.21%	-3.15%	-2.65%	-1.80%	-2.41%	0.66%	-1.83%
Total adjustment	-0.80%(3)	7.69%	3.57%	-0.20%	-1.28%	1.65%	0.77%	1.63%	2.05%
2018
Economic adjustment(1)	8.67%	8.83%	15,.56%	11.57%	4.41%	(7)	(7)	(7)	(7)
Regulatory adjustment(2)	4.01%	11.18%	5.71%	6.88%	1.30%	(7)	(7)	(7)	(7)
Total adjustment	12.68%	20.01%	21.27%	18.45%	5.71%	(7)	(7)	(7)	(7)
2019
Economic adjustment(1)	(10)	(3)	(9)	(8)	2.02%	(7)	(7)	(7)	(7)
Regulatory adjustment(2)	(10)	(3)	(9)	(8)	11.29%	(7)	(7)	(7)	(7)
Total adjustment	(10)	(3)	(9)	(8)	13.31%	(7)	(7)	(7)	(7)

(1)    This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)   This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)   Annual adjustments for CPFL Piratininga occur in October.

(4)   Represents the effect of RTPs for CPFL Piratininga that occurred in 2015, considering that there is no RTA in the year of RTPs.

(5)   Represents the effect of RTPs for CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista, CPFL Sul Paulista and CPFL Jaguari (now all merged into CPFL Santa Cruz) that occurred in 2016, considering that there is no RTA in the year of RTPs. Additionally, on February 3, 2016, ANEEL changed the annual adjustment period for CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari (now all merged into CPFL Santa Cruz) to March every year.

(6)   Tariffs defined prior to the acquisition of RGE Sul.

(7)   CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista merged into CPFL Santa Cruz (formerly CPFL Jaguari) effective as of January 1, 2018.

(8)   RGE merged into RGE Sul (which now operates under the name RGE) effective as of January 1, 2019.

(9)   Annual adjustments for RGE occur in June.(10) Information being prepared by ANEEL.

Periodic Revisions

On November 22, 2011, ANEEL defined the methodology applicable to the third periodic revision cycle (2011 to 2014) through Resolution No. 457/2011. For the third cycle, ANEEL has designated a method of recognizing which costs we may pass through to our consumers. In addition, ANEEL approved the methodology for calculating the tariff for using the distribution system (Tarifa de Uso do Sistema de Distribuição), or TUSD, and other electricity tariffs, under which distribution companies assume all market risk resulting from tariff indicators. As compared to the previous tariff cycle, this methodology negatively impacted our financial condition and results of operations.

On April 28, 2015, ANEEL established the methodology to be applied in the fourth periodic revision cycle (2015 to 2016) through Resolutions Nos. 648/2015, 649/2015, 650/2015, 652/2015, 657/2015, 660/2015, 682/2015, 685/2015 and 686/2015. The fourth cycle maintains most of the parameters used for the third cycle, such as the definition, by ANEEL, of the costs we may pass to our consumers. Some of the changes for the fourth cycle include a tariff incentive to the development of certain public policies and also the increased importance of the X Factor component in the new tariff formula. Compared to the previous tariff cycle, the new methodology has positively impacted our financial condition and results of operations.

Manual for the Annual and Extraordinary General Meeting

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As of 2015, ANEEL now reviews the underlying methodologies applicable to the electrical energy sector from time to time on an item by item basis, whereas previously all methodologies were addressed in set cycles such as in 2008-2010 and 2010-2014.

The following table sets forth the percentage change in our tariffs resulting from the first, second, third and fourth cycles of periodic revisions.

	First Cycle		Second Cycle		Third Cycle		Fourth Cycle
	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.	Adjust. Date	Economic Adjust.
		(%)		(%)		(%)		(%)
CPFL Paulista	Apr 2003	20.66	Apr 2008	-14.00	Apr 2013	-4.67(3)	Apr 2018	8.67
CPFL Piratininga	Oct 2003	10.14	Oct 2007	-12.77	Oct 2011	-3.95(1) (3)	Oct 2015	40.14
RGE(6)	Apr 2003	27.96	Apr 2008	2.34	Jun 2013	-10.27(3)	Jun 2018	15.56
RGE Sul	Apr 2003	(4)	Apl 2008	(4)	Apr 2013	(4)	April 2018	11.57
CPFL Santa Cruz(5)	Feb 2004	17.14	Feb 2008	-14.41	Feb 2012	4.16 (1) (2)	Mar 2016	11.59
CPFL Mococa(5)	Feb 2004	21.73	Feb 2008	-7.60	Feb 2012	7.18 (1) (2)	Mar 2016	11.90
CPFL Leste Paulista(5)	Feb 2004	20.10	Feb 2008	-2.18	Feb 2012	-2.00 (1) (2)	Mar 2016	17.01
CPFL Sul Paulista(5)	Feb 2004	12.29	Feb 2008	-5.19	Feb 2012	-4.48 (1) (2)	Mar 2016	16.89
CPFL Jaguari(5)	Feb 2004	-6.17	Feb 2008	-5.17	Feb 2012	-7.15 (1) (2)	Mar 2016	17.01

(1)     As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, the periodic review process for CPFL Piratininga was concluded on October 23, 2012, rather than the October 23, 2011, which is the date that complies with the concession agreement. CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista had their revision process concluded on February 3, 2013, rather than February 3, 2012, which is the date that complies with the concession agreement. However, the difference of tariffs billed from the date of the revision process specified in the concession agreement and the actual date on which the process was concluded was reimbursed to consumers.

(2)     CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista filed administrative appeals questioning the results of their periodic review processes. The appeals were assessed by ANEEL in January 2014, with the following results: (i) Dispatch No. 165 of January 28, 2014 alters the tariff revision index from 7.20% to 7.18% for CPFL Mococa, mainly because of a Regulatory Asset Base, or RAB, decrease; (ii) Dispatch 212 of January 30, 2014 alters the tariff revision index from 4.36% to 4.16% for CPFL Santa Cruz, mainly because of a RAB decrease; (iii) Dispatch No. 166 of January 28, 2014 alters the tariff revision index from -2.20% to -2.00% for CPFL Leste Paulista, mainly because of an increase in RAB and regulatory non-technical losses; (iv) Dispatch No. 211 of January 30, 2014 alters the tariff revision index from -3.72% to -3.78 % for CPFL Sul Paulista, mainly because of a RAB decrease; and (v) Dispatch No. 167 of January 28, 2014 alters the tariff revision index from -7.10% to -7.09% for CPFL Jaguari, mainly because of a RAB increase.

(3)     CPFL Piratininga, CPFL Paulista and RGE filed administrative appeals questioning the results of their periodic review processes. CPFL Piratininga questioned the regulatory losses in the periodic review process. The appeal was assessed by ANEEL, and Dispatch No. 3,426, issued on October 8, 2013, altered the result of the periodic review process from -4.45% to -3.95%. CPFL Paulista questioned the Regulatory Asset Base, and Dispatch No. 733 of March 25, 2014 altered the result of the periodic review process from 4.53% to 4.67%. RGE also had the Regulatory Asset Base altered once the assets of the two municipalities, Putinga and Anta Gorda that won on a tender, were included in the RAB. Therefore, Dispatch No. 1,857 of June 17, 2014 altered the result of the periodic review process from -10.66% to -10.27%.

(4)     Tariffs defined prior to the acquisition of RGE Sul.

(5)     CPFL Santa Cruz, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista merged into CPFL Santa Cruz (formerly CPFL Jaguari) effective as of January 1, 2018.

(6)     RGE merged into RGE Sul (which now operates under the name RGE) effective as of January 1, 2019.

Manual for the Annual and Extraordinary General Meeting

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Sales to Potential Free Consumers

Brazilian regulations permit Potential Free Consumers to opt out of the Regulated Market and become Free Consumers who contract freely for electricity. Our Potential Free Consumers represent a relatively small portion of our total revenues, as compared to our Captive Consumers. Even if a Potential Free Consumer migrates from the Regulated Market and purchases energy in the Free Market, the Free Consumer is still required to pay us the TUSD network usage charge for their energy. Regarding the decrease in energy sales revenues, we are able in some cases to reduce our energy purchases by the amount required to service these customers in the year of the consumer’s migration, while in other cases we are able to offset the excess by adjusting our energy purchases in future years. Accordingly, we do not believe that the loss of Potential Free Consumers would have a material adverse effect on our results of operations.

Historically, relatively few of our Potential Free Consumers have elected to become Free Consumers. We believe this is because: (i) they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and long term price risk; and (ii) some of our Potential Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as Small Hydroelectric Power Plants or biomass. We do not expect that a substantial number of our consumers will become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its long-term implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by our distribution companies under long term contracts executed in the Regulated Market are: (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law; and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the Free Market are agreed by bilateral negotiation based on prevailing market rates. In 2018, we purchased 73,689 GWh, compared to 77,974 GWh in 2017. Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation. Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs. Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take or pay obligations at prices that are governed by regulations adopted under an international agreement. Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity. In 2018, we purchased 11,117 GWh of electricity from Itaipu (15.1% of the electricity we purchased in terms of volume), as compared to 11,779 GWh (15.1% of the electricity we purchased in terms of volume) in 2017. The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness. Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar (and decreases when the real appreciates). The change in our costs for Itaipu electricity in any year is subject to the Parcel A Cost recovery mechanism described below.

Manual for the Annual and Extraordinary General Meeting

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Most of the electricity we acquired in the Free Market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaires and licensees (including our subsidiaries).

Recoverable Cost Variations—Parcel A Costs

We use the CVA (the Parcel A cost variation account) to recognize some of our costs in the distribution tariff, referred to as “Parcel A Costs”, that are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

The costs of electricity purchased from Itaipu are set in U.S. dollars and are therefore subject to U.S. dollar exchange rates. If the U.S. dollar appreciates against the real, our costs will increase and, consequently, our income will decrease in the same period. These losses will be offset in the future, when the next annual tariff adjustments occur.

See note 8 to our consolidated financial statements and “—Sector financial asset and liability”.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economic Conditions

All of our operations are in Brazil, and we are affected by general Brazilian economic conditions. In particular, the general performance of the Brazilian economy affects demand for electricity, and inflation affects our costs and our margins.

Some factors may significantly affect demand for electricity, depending on the category of consumers:

•         Residential and Commercial Consumers. These segments are highly affected by weather conditions, labor market performance, income distribution and credit availability, amongst other factors. Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales. Conversely, rising unemployment and decreasing household income tend to reduce demand and depress our sales.

•         Industrial consumers. Consumption for industrial consumers is related to economic growth and investments, mostly correlated to industrial production. During periods of financial crisis, this category suffers the strongest impact.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation‑indexed debt instruments. We are able to recover a portion of these increased costs through a recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments. The amounts owed to us under Parcel A Costs are primarily indexed to the variation of the SELIC rate until they are passed through to our tariffs and Parcel B costs are indexed to the IGP-M net of factor X.

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu Power Plant, a Hydroelectric Facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs.

Manual for the Annual and Extraordinary General Meeting

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The following table shows the main performance indicators of Brazilian economy for the years ended December 31, 2018, 2017 e 2016:

	2018	2017	2016
Growth in GDP (in reais) (1)	1.1%	1.0%	(3.3%)
Unemployment rate ‑ % average(2)	12.3%	12.7%	11.5%
Credit to individuals (non‑earmarked resources) ‑ % GDP	13.8%	13.0%	12.9%
Growth in Retail Sales	2.3%	2.1%	(6.3%)
Growth (contraction) in Industrial Production	1.1%	2.5%	(6.4%)
Inflation (IGP‑M)(3)	7.5%	(0.5%)	7.2%
Inflation (IPCA)(4)	3.8%	2.9%	6.3%
Average exchange rate–US$1.00(5)	R$3.680	R$3.202	R$3.483
Year‑end exchange rate–US$1.00	R$3.875	R$3.308	R$3.259
Depreciation (appreciation) of the real vs. U.S. dollar	17.1%	1.5%	(16.5%)

Sources: Focus Report, Fundação Getúlio Vargas, Instituto Brasileiro de Geografia e Estatística and the Brazilian Central Bank.

(1)  Source: Focus Report.

(2)   Unemployment rate based on the National Household Sampling Survey (Pesquisa Nacional por Amostra de Domicílios, or PNAD), released by the Instituto Brasileiro de Geografia e Estatística (IBGE).

(2)   Inflation (IGP‑M) is the general market price index measured by the Fundação Getúlio Vargas.

(4)   Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística (IBGE) and the reference for inflation targets set forth by the Brazilian Monetary Council (Conselho Monetário Nacional, or CMN).

(5)   Represents the average of the commercial selling exchange rates on the last day of each month during the period.

The year 2016 in Brazil was marked by strong economic contraction with significant political crises and uncertainties, and poor economic indicators. However, in 2017, the Brazilian economy began to improve, showing recovery in principal areas of activity and financial indicators, with GDP growth of 1.1% (compared with a GDP contraction of 3.3% in 2016), according to IBGE. In 2018, the Brazilian economy continued to improve, with GDP growth of 1.1%, according to IBGE.

The recovery of household consumption as a result of a gradual acceleration of employment in 2018, coupled with the improvement in credit conditions such as the reduction of household indebtedness and interest rates, helped to boost domestic activity. According to IBGE, in 2018 household consumption increased 1.9% compared with a growth of 1.4% in 2017. The unemployment rate, income and credit statistics, which are key indicators of electricity consumption, demonstrated a significant recovery in 2017 and 2018.

Despite the growth in the Brazilian economy in 2018, our industry experienced worse results in 2018 when compared to 2017. This decline in industry results was due to a decrease in confidence following the May 2018 Brazilian trucker’s strike and resulting consequences, political turbulence during the October 2018 presidential elections and a significant reduction in external demand, mainly from Argentina, one of the main buyers of Brazilian manufactured products.

Manual for the Annual and Extraordinary General Meeting

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In 2018, the inflation rate (IPCA) reached a historical low level (3.75% e.o.p.), which allowed for a more flexible monetary policy. As a result, the Central Bank was able to sustain continued reductions in the SELIC rate throughout the year, reaching 6.50% in April 2018.

Manual for the Annual and Extraordinary General Meeting

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10.3. Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

Not applicable, as the company did not introduce or dispose any operational segments.

b) organization, acquisition or disposal of equity interest

On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A. (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda. RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State. The transaction closed on October 31, 2016, and the financial results of RGE Sul are reflected in our consolidated financial statements for November and December 2016. The purchase price after adjustment amounted to R$1,592 million. After accounting for R$95 million in cash and cash equivalents acquired within RGE Sul, our net cash outflow on acquisition of RGE Sul was R$1,497 million.

At the Extraordinary General Meetings (“EGM”) held on December 15, 2017, approval was given for the merger of CPFL Jaguariúna into RGE Sul. Accordingly, the merged company was wound up and RGE Sul became the successor to its assets, rights and obligations.

At the time of the merger, the concepts of CVM Instructions No. 319/99 and 349/01 were applied, which resulted in the recognition of a goodwill rectifying account, generating a tax credit of R$ 100 million (note 9 to our audited annual consolidated financial statements). To reassess its investments, the Company and CPFL Brasil recognized, proportionally to its investments in RGE Sul, (i) a reassessed concession intangible asset of R$ 148 million and R$ 46 million respectively, totaling R$ 194 million corresponding to the fair value adjustment (value added) of the intangible assets relating to the distribution infrastructure and the right to operate the concession; and (ii) a net adjustment corresponding to the surplus value and decrease in value in the amounts of R$ 66,607 and R$ 20 million, respectively, corresponding to the fair value of the provision for tax, civil and labor risks, decrease in value of consumers, and surplus value of indemnification asset. Both amounts are non-deductible for tax purposes for the Company and for CPFL Brasil.

On November 21, 2017, ANEEL through Resolution No. 6,723/2017 authorized the grouping of the power distribution companies Companhia Luz e Força Santa Cruz, Companhia Leste Paulista de Energia, Companhia Sul Paulista de Energia, Companhia Luz e Força de Mococa and Companhia Jaguari de Energia, pursuant to Normative Resolution No, 716/2016 of May 3, 2016. Effective as of January 1, 2018, the operations of these subsidiaries are controlled only by Companhia Jaguari de Energia, which adopted the trade name “CPFL Santa Cruz”. This operation was approved by the Extraordinary General Meetings (“EGM”) held on December 31, 2017 at the grouped companies.

Manual for the Annual and Extraordinary General Meeting

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On December 4, 2018, through the Resolution for Authorization No. 7,499/2018, ANEEL approved our proposal to consolidate the concessions of our two distribution companies (RGE and RGE Sul), pursuant to Normative Resolution No. 716/2016. Effective as of January 1, 2019, RGE was merged with and into RGE Sul, and RGE Sul began doing business under the name RGE. This transaction was approved at the Extraordinary General Meetings held on December 31, 2018.

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

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10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

2018

The 2018 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2018, of which the most important ones are IFRS 9 and IFRS 15.

IFRS 9/CPC 48

The Group’s distribution subsidiaries have material assets, recorded as financial asset of concession, previously classified as “available for sale”, according to the requirements of IAS 39 / CPC 38. These assets represent the right to indemnity at the end of the concession period of the distribution subsidiaries. The designation of these instruments as available for sale occurred due to non-classification into the other three categories described in IAS 39 / CPC 38 (loans and receivables, fair value through profit or loss and held to maturity). These assets have been classified as measured at fair value through profit or loss according to the new standard, and the effects of the subsequent measurement have been recognized in profit or loss. On 2018 the amount registered related to this assets was R$ 7,430,149 (R$ 6,569,404 at 2017) and there were no material impacts related to the initial recognition due to the classification of financial assets.

The sector financial assets recorded in the Group’s distribution companies related to the tariff definition mechanism, in respect of the timing differences between the budged costs and those that are actually incurred, were previously recorded as “loans and receivables” in accordance with the requirements of IAS 39 / CPC 38. After the application of IFRS 9 / CPC 48, these financial assets are classified as amortized cost. In 2018 the recorded amount for these assets was R$ 1,554,861 (R$ 565,837 in 2017) and there were no impacts on the balances as a result of the change in classification.

Accordingly, there was no significant measurement impact on the Group’s consolidated financial statements due to the initial adoption related to the classification of financial assets.

As regards the changes in the calculation of impairment of financial instruments, the accumulated effects of the initial adoption were recognized retrospectively on January 1st 2018, representing a reduction of R$73,426 (R$48,461 net of tax effects) from the “Consumers, concessionaires and permit holders” line item.

Considering the changes in credit risk, the financial liabilities, which were designated at fair value through profit or loss up to the 2017 statements, generated impacts on the entries about changes in credit risk in other comprehensive income, instead of directly in the income statement for the year. The accumulated effects of the initial adoption were recognized retrospectively on January 1, 2018, amounting to a loss of R$ 51,736 (R$ 34,146 net of tax effects) in retained earnings, which the counterpart was the account of other comprehensive income.

IFRS 15 / CPC 47

Beginning January 1, 2018, the Group’s management assessed the effects on its consolidated financial statements, comprising the new model of five steps mentioned above, and the compensation for non-compliance with technical indicators is now recognized as operating revenue, in line item Other Income, whereas until December 31, 2017 it was recognized in Other Operating Expenses. The amount recognized in 2018 was R$ 57,630.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The distribution companies have infrastructure concession assets during the construction period, previously recorded as “intangible assets”. These assets are now recorded as “contract asset in progress” according to IFRS 15 / CPC 47 requirements. This change had no material impacts on consolidated financial statements.

In addition, the transmission subsidiaries had assets previously classified as financial assets, “loans and receivables”, according to the requirements of IAS 39 / CPC 38, comprising two components: the right to receive the “Permitted Annual Revenue– RAP” to be received over the concession period and the indemnity at the end of the concession. These two components are now classified as contract asset, according to the requirements of IFRS 15/ CPC 47. This change did not have material impacts on the Group’s consolidated financial statements.

2017

The 2017 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2017. These pronouncements did not have any significant effects on our consolidated financial statements.

2016

The 2016 financial statements were prepared in accordance with IFRS issued by IASB and in accordance with accounting practices adopted in Brazil, in compliance with guidelines issued by CPC including the effects of changes to pronouncements applicable as of 2016. These pronouncements did not have any significant effects on our consolidated financial statements, except for the effects described in note 2.8 of our financial statements.

In addition, after the review of their accounting practices, the Company and its electricity distribution subsidiaries, for a better presentation of their operating and financial performance, concluded that the adjustment of the expected cash flow of the indemnifiable concession financial asset of each distribution company, originally presented in the line item of finance income, within finance income (costs), should be more properly classified in the group of operating income, together with the other income related to their core activity. This allocation reflects more accurately the electricity distribution business model and allows a better presentation regarding its performance. This conclusion is based on the fact that:

i. Investing in infrastructure is an essential activity of the electricity distribution business whose management model is to construct, maintain and operate this infrastructure;

ii. Most players in distribution activity, as well as Transmission companies, have already adopted such classification, which improves comparability of financial statements among industry companies;

iii. Increase of inflation rates observed over the past few years has contributed to the rise of Concession Financial Asset’s carrying amount, which has contributed for the increasing relevance of such income in company’s consolidated income statement.

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b) significant effects of changes in accounting practices

Significant effects of changes in accounting practices are presented in 10.4.

There were no significant changes in 2017 accounting practices.

In the year of 2016, according to the guidance in CPC 23 / IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the Company and its subsidiaries changed their accounting policy previously adopted to an accounting policy that better reflects the business performance of the Company and its subsidiaries (as stated in item a) above) and, therefore, made the retrospective reclassifications in their statements of profit or loss and value added, originally issued on March 7, 2016.

The reclassifications made do not change the total assets, equity, profit for the year or the statement of cash flows for the year.

c) notes and emphases presented in the auditor’s opinion

There were no notes and/or emphases presented in the auditor’s opinion in the year of 2018, issued by KPMG Auditores Independentes, on March 11, 2019.

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10.5. Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available. It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used. There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation. Please see the notes to our consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Intangible assets and Contract asset – in progress

Includes rights related to non-physical assets such as goodwill and concession exploitation rights, software and rights-of-way.

Goodwill that arises on the acquisition of subsidiaries is measured based on the difference between the fair value of the consideration transferred for acquisition of a business and the net fair value of the assets, adding the portion of noncontrolling interests and liabilities of the subsidiary acquired.

Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill and other intangible assets with indefinite useful lives, if any, are not subject to amortization and are tested annually for impairment.

Negative goodwill is recognized as a gain in the statement of profit or loss in the year of the business acquisition.

In the individual financial statements, fair value adjustments (value added) of net assets acquired in business combinations are included in the carrying amount of the investment and the amortization is classified in the individual statement of income as “equity interest in associates and joint ventures” in accordance with ICPC 09 (R2). In the consolidated financial statements, the amount is stated as intangible asset and its amortization is classified in the consolidated statement of profit and loss as “amortization of concession intangible asset” in other operating expense.

Intangible assets corresponding to the right to operate concessions may have three origins, as follows:

(i)         Acquisitions through business combinations: the portion arising from business combinations that corresponds to the right to operate the concession amortized in straight-line method over the remaining period of the concessions.

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(ii)        Investments in infrastructure (application of ICPC01 (R1) and IFRIC 12 – Concession contracts) - in progress: under the electric energy distribution concession agreements with the subsidiaries, the recognized intangible asset corresponds to the concessionaires' right to charge the consumers for use of the concession infrastructure. Since the exploration term is defined in the agreement, intangible assets with defined useful lives are amortized over the concession period in proportion to a curve that reflects the consumption pattern in relation to the expected economic benefits. For further information, see note 3.2.

Items comprised in the infrastructure are directly tied to the Company’s electric energy distribution operation and shall comply with the same regulatory rules described in item 3.4.

(iii)       Use of public asset: certain generation concessions were granted with the condition of payments to the federal government for use of public asset. On the signing date of the respective agreements, the Company’s subsidiaries recognized intangible assets and the corresponding liabilities, at present value. The intangible assets, capitalized by interest incurred on the obligation until the start-up date, are amortized on a straight-line basis over the remaining period of each concession.

As of January 1, 2018, the concession infrastructure assets of the distribution companies must be classified as contract assets during the construction or improvement period in accordance with the criteria of CPC 47 / IFRS 15.

Impairment of financial assets

CPC 48 / IFRS 9 replaces the 'incurred loss’ model in IAS 39 / CPC 38 with an ‘expected credit loss’ (ECL) model.

The Group assesses evidence of impairment for certain receivables at both an individual and a collective level. Receivables that are not individually significant are collectively assessed for impairment. Collective assessment is carried out by grouping together assets with similar risk characteristics.

The Group recognizes impairment losses for ECLs on: (i) financial assets measured at amortized cost; (ii) debt investments measured at FVOCI; and (iii) contract assets.

The Group measures impairment allowances, adopting the simplified method of recognizing, at an amount equal to lifetime ECLs, except for debt securities that are determined to have low credit risk at the reporting date, which are measured at 12-month ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating the expected credit losses, the Group considers a simplified approach of default assessment which consists in measuring the expected loss of a financial asset equivalent to the lifetime expected credit loss of an asset including reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group's historical experience and informed credit assessment and including forward-looking information.

The Group uses an allowance matrix based on its historical default rates observed along the expected lifetime of the trade receivables to estimate the expected credit losses for the lifetime of the asset where the history of losses is adjusted to consider the effects of the current conditions and its forecasts of future conditions that did not affect the period in which the historical data were based.

The methodology developed by the Group resulted in a percentage that is in compliance with IFRS 9 described as expected credit losses, comprising in a single percentage the probability of loss weighted by the expected loss and possible results, that is, comprising the Probability of Default (“PD”), Exposure At Default (“EAD”) and Loss Given Default (“LGD”).

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At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit‑impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit‑impaired includes the following observable data:

  significant financial difficulty of the borrower or issuer;
  a breach of contract;
  the restructuring of a loan or advance by the Group on terms that the Group would not consider otherwise;
  it is probable that the borrower will enter bankruptcy or other financial reorganization; or
  the disappearance of an active market for a security because of financial difficulties.

Impairment losses related to consumers, concessionaires and licensees recognized in financial assets and other receivables, including contract assets, are recognized in profit or loss.

Pension Liabilities

We sponsor pension plans and disability and death benefit plans covering substantially all our employees. The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions, including discount rates, inflation and etc. For further information about the actuarial assumptions see note 18 to our consolidated financial statements.

Deferred Tax Assets and Liabilities

We account for income, which requires an asset and liability approach to recording current and deferred taxes. Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in our consolidated financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

We regularly review our deferred tax assets for recoverability. If evidences are not enough to prove that it is more likely than not that we will not recover such deferred tax assets, then such asset is not registered in the balance sheet of the company. Also, if there are no evidences that allow us to expect sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Provisions for tax, civil and labor risks

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We and our subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other matters.

Accruals for provision for tax, civil and labor risks are estimated based on historical experience, the nature of the claims, and the current status of the claims. The evaluation of these risks is performed by various specialists, inside and outside of the company. Accounting for provision for tax, civil and labor risks requires significant judgment by Management concerning the estimated probabilities and ranges of exposure to potential liability. Management’s assessment of our exposure to provision for tax, civil and labor risks could change as new developments occur or more information becomes available. The outcome of the risks could vary significantly and could materially impact our consolidated results of operations, cash flows and financial position.

Financial Instruments

Policy applicable from January 1, 2018:

-           Financial Assets

Financial assets are recognized initially on the date that they are originated or on the trade date at which the Company or its subsidiaries become parties to the contractual provisions of the instrument. Derecognition of a financial asset occurs when the contractual rights to the cash flows from the asset expire or when the risks and rewards of ownership of the financial asset are transferred.

Subsequent Measurement and gains and losses: Policy applicable from January 1, 2018:

Financial assets measured at fair value through profit or loss (FVTPL)	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on the derecognition is recognized in profit or loss.

Debt investments at fair value through other comprehensive income (FVOCI)

These assets are subsequently measured at fair value. Net gains and losses are recognized in other comprehensive income, except the interest income calculated using the effective interest method, foreign exchange gains and losses and impairment, that are recognized in profit or loss. In the moment of the derecognition, the accumulated gain or loss in other comprehensive income (loss) is reclassified to profit or loss for the period.

Equity instruments at fair value through other comprehensive income

These assets are subsequently measured at fair value. Changes in fair value are recognized in other comprehensive income (loss) and never will be reclassified in profit or loss. Dividends are recognized as gains in profit or loss (unless the dividend clearly represents a recovery of part of the investment cost).

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Subsequent measurement and gain and loss: Policy applicable before January 1, 2018:

Financial assets measured at fair value through profit or loss (FVTPL)	These assets are subsequently measured at fair value. Net gains or losses, including interest or dividend income, are recognized in profit or loss.
Held-to maturity financial assets	These assets are measured at amortized cost using the effective interest method.
Loans and receivables	These assets are measured at amortized cost using the effective interest method.
Available-for-sale financial assets

These assets are measured at fair value and changes therein (other than impairment losses, interest income and foreign currency differences on debt instruments), are recognized in Other Comprehensive Income and accumulated in the fair value reserve. When these assets were derecognized, the gain or loss accumulated in equity are reclassified to profit or loss.

The rights of indemnity at the end of the concession term of the distribution subsidiaries are classified as measured at fair value through profit or loss and the changes in the fair value of this asset are recognized in profit or loss.

Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

Amortized cost: A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

(i)    it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

(ii)   its contractual terms give rise on specified dates to cash flows that are related solely to payments of principal and interest on the principal amount outstanding.

Fair Value through Other Comprehensive Income (FVOCI): A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

(i)    it is held within a business model whose objective is archieved by both collecting contractual cash flows and selling financial assets ; and

(ii)   its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in Other Comprehensive Income. This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets (see Note 33). On initial recognition, the Group may irrevocably designate a non derivative financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

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Business model assessment:

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether:

-           management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets;

-           how the performance of the portfolio is evaluated and reported to the Group’s management;

-           the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

-           how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

-           the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

The transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sales for this purpose, consistent with the Group’s continuing recognition of the assets.

Financial assets that are held for trading or are managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

Assessment whether contractual cash flows are solely payments of principal and interest:

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

(i)    contingent events that would change the amount or timing of cash flows;

(ii)   terms that may adjust the contractual coupon rate, including variable‑rate features;

(iii)  prepayment and extension features; and

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(iv) terms that limit the Group’s claim to cash flows from specified assets (e.g. based on the performance of an asset).

For transactions involving the purchase and sale of energy by the trading subsidiaries, the Group has an accounting policy defined according to the business strategy with instruments measured at amortized cost, which refer to agreements already entered into and still held with the purpose of receipt or delivery of energy in accordance with the requirements by the company related to purchase or sale. The transactions are usually long term and are never settled by the net cash amount or with another financial instrument and, even if some contract has a certain flexibility, the strategy of the Group’s portfolio is not changed for this reason.

-           Financial liabilities

Financial liabilities are initially recognized on the date that they are originated or on the trade date at which the Company or its subsidiaries become a party to the contractual provisions of the instrument. The Group have the following main financial liabilities:

(i)         Measured at fair value through profit or loss: these are financial liabilities that are: (i) held for trading, (ii) Designated at fair value in order to match the effects of recognition of income and expenses to obtain more relevant and consistent accounting information, or (iii) derivatives. These liabilities are measured at fair value, which fair value changes recognized in profit or loss except for changes in fair value attributable to credit risk which are recognized in comprehensive income.

 (ii)       Measured at amortized cost: these are other financial liabilities not classified into the previous category. They are measured initially at fair value net of any cost attributable to the transaction and subsequently measured at amortized cost using the effective interest rate method.

The Group recognizes financial guarantees when these are granted to non-controlled entities or when the financial guarantee is granted at a percentage higher than the Company's interest to cover commitments of joint ventures. Such guarantees are initially measured at fair value, by recognizing (i) a liability corresponding to the risk of non-payment of the debt, which is amortized against finance income simultaneously and in proportion to amortization of the debt, and (ii) an asset equivalent to the right to compensation by the guaranteed party or a prepaid expense under the guarantees, which is amortized by receipt of cash from other shareholders or at the effective interest rate over the term of the guarantee. After initial recognition, guarantees are measured periodically at the higher of the amount determined in accordance with CPC 25 / IAS 37 and the amount initially recognized less accumulated amortization.

Financial assets and liabilities are offset and presented at their net amount when there is a legal right to offset the amounts and the intent to realize the asset and settle the liability simultaneously.

The classifications of financial instruments (assets and liabilities) are described in Note 33.

- Issued Capital

Common shares are classified as equity. Additional costs directly attributable to share issues and share options are recognized as a deduction from equity, net of any tax effects.

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Depreciation and Amortization of Intangible Assets

We account for depreciation using the straight line method, at annual rates based on the estimated useful life of assets in accordance with ANEEL and adopted local practices.

Amortization of intangible assets varies according to the way they are acquired:

  Intangible assets acquired in a business combination: The portion arising from business combinations that corresponds to the right to operate the concession is stated as an intangible asset. Such amounts are amortized over the remaining term of the concessions, on a straight line basis or based on the net income curves projected for the concessionaires, as applicable;
  Investments in infrastructure (application of ICPC 01 and IFRIC 12 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre determined useful life. We account for the amortization of these assets using a curve that reflects the consumption standard as compared to the expected profits;
  Public utilities: We account for the amortization of intangible assets relating to our use of a public asset using the straight line method for the remaining term of the concession.

Revenue recognition

Policy applicable from January 1, 2018.

The operating revenue in the normal course of our subsidiaries’ activities is measured at the fair value of the consideration received or receivable. The operating revenue is recognized when it represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

IFRS 15 establishes a revenue recognition model that considers five steps: (i) identify the contract with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Thus, revenue is recognized only when (or if) the performance obligation is satisfied, that is, when the “control” of the goods or services of a certain transaction is actually transferred to the customer.

The revenue from energy generation sales is recognized based on the assured energy and at tariffs specified in the terms of the supply contracts or the current market price, as appropriate.

The revenue from energy commercialization is recognized based on bilateral contracts with market agents and properly registered with the CCEE.

The revenue from services provided is recognized when the service is provided, under a service agreement between the parties.

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The revenue from construction contracts is recognized based on the reach of the performance obligation over time, considering the fulfillment of one of the following criteria:

(i)     the customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs;

(ii)   the entity’s performance creates or enhances an asset (for example, work in progress) that the customer controls as the asset is created or enhanced; or

(ii)    the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The provision of infrastructure construction services is recognized in accordance with IFRS 15, against a contract asset.

The revenues of the transmission companies, recognized as operating revenue, are:

•          Construction Revenue: Refers to the services of construction of electric energy transmission facilities. These are recognized according to the percentage of completion of the construction works.

•          Remuneration: Refers to the interest recognized under the straight-line method on the amount receivable from the construction revenue.

•          Revenue from Operations and Maintenance: Refers to the services of operations and maintenance of electric energy transmission facilities aimed at non-interruption of availability of these facilities.

No single consumer accounts for 10% or more of the CPFL Energia group’s total revenue.

Unbilled revenue

Revenue from electric energy distribution is recognized when the energy is supplied. Our distribution subsidiaries perform the reading of energy consumed by our customers based on different reading routines (schedule and routes) for different classes of customers. The invoice is issued in a monthly basis, and comprises the actual volumes consumed (in MWh) for each customer until the date of such reading, which may comprise only part of the month. As a result of different reading schedules as mentioned above, part of the energy distributed during the month is not billed to the customers at the end of the month and, consequently, an estimate is developed by Management in order to recognize the total amount of energy distributed. Such revenue is recorded as “unbilled revenue,” and is calculated based on the total volume of energy distributed by our distribution subsidiaries during the month, adjusted by technical and commercial losses annualized rates.

Manual for the Annual and Extraordinary General Meeting

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10.6. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

As of December 31, 2018, there were no items that fail to appear on our balance sheet that have, or may come to have, a relevant effect on our financial condition, revenue or expenses, operating results, liquidity, investments or capital funds.

The Company has contractual obligations and commitments, such as commitments related to long-term contracts for the purchase and sale of energy and projects for the construction of plants, which are presented in a table in item 10.1, c, herein.

b)    other items not evidenced in the financial statements.

There are no other relevant items not evidenced in the financial statements of the issuer.

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10.7. In regard to each of the items not evidenced in the financial statements indicated in item 10.6, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

There are no other relevant items not recorded in the financial statements.

b)                    the nature and purpose of the operation;

There are no other relevant items not recorded in the financial statements.

c)         the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are no other relevant items not recorded in the financial statements.

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10.8. The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the Company in the years ended on December 31, 2018, 2017 and 2016, and the forecast for the five-year period of 2019-2023:

	Year ended on December 31
	2016	2017	2018	2019*	2020*	2021*	2022*	2023*
	(in million)

Distribution	1,201	1,883	1,770	1,907	2,105	2,109	2,076	1,897
Generation	8	9	12	12	13	15	11	8
Renewables	979	621	225	133	70	80	278	408
Commercialization and other investments	50	58	56	63	29	25	26	28
Transmission	51	46	3	58	348	217	19	-
Total	2,288	2,617	2,066	2,174	2,565	2,447	2,410	2,341
* Planned investment, considering the Company’s forecast

In addition to the capital expenditures shown above, we invested R$3 million in 2018 and R$46 million in 2017 related to the construction of transmission lines, which, in accordance with the requirements of IFRIC 15, was recorded as a contractual asset of our transmission companies (in other credits).

We plan to make capital expenditures aggregating approximately R$2,174 million in 2019, R$2,565 million in 2020, R$2,447 million in 2021, R$2,410 million in 2022 and R$2,341 million in 2023. Of total budgeted capital expenditures over this period, R$11,938 million are expected to be invested in our Distribution segment, R$968 million in our Renewable Generation segment and R$60 million in our Conventional Generation segment. In addition, over this period, we plan to invest R$642 million in our transmission activities and R$175 million in our commercialization and services activities. Part of these expenditures, particularly in generation projects, is already contractually committed.

ii. Sources of financing for the investments;

The main sources of resources for our subsidiaries come from operating cash generation and financing. For the two-year period of 2019-2020, our subsidiaries plan to raise funds mainly by (i) new financing with BNDES, (ii) new funding with financial institutions and (iii) new debenture issuances.

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iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipment, patents or other assets which may materially influence the productive capacity of the issuer;

2017 and 2018

  There was no acquisition of new plants, equipment or other assets which may materially influence the productive capacity of the Company.

2016

  On June 15, 2016, our subsidiary CPFL Jaguariúna Participações Ltda. agreed to acquire 100% of AES Sul Distribuidora Gaúcha de Energia S.A. (which subsequently changed its name to RGE Sul Distribuidora de Energia S.A., or RGE Sul) from AES Guaíba II Empreendimentos Ltda. RGE Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the exclusive right for distribution of energy to the captive market of 118 cities in the State.

For further information on acquisitions of plants and other assets, see item 10.3.b above.

c) new products and services:

i.   description of ongoing researches already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

ii. total amounts expend by the issuer in research for the development of new products and services;

Not applicable in view of the fact that there are no new products or services under development.

iii. projects in development already disclosed;

Not applicable in view of the fact that there are no new products or services under development.

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services under development.

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10.9. Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section.

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

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ANNEX II TO THE MANAGEMENT’S PROPOSAL

Manual for the Annual and Extraordinary General Meeting

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APPENDIX II

ALLOCATION of NET INCOME

 ANNEX 9-1-II OF CVM INSTRUCTION No. 481/2009

1.     Inform the net income in the fiscal year.

2018 (R$)
2,058,040,313.27

2.     Inform the total amount and amount per share of the dividends, including any prepaid dividends and already declared interest on equity.

2018
(R$)
Global amount Interim dividends paid Undistributed dividends	488,784,574.40 - 488,784,574.40
Dividend per share (R$ per unit)	0.480182232

Management proposes to the General Meeting the distribution of dividends in the total amount of R$488,784,574.40. There was no prepayment of dividends by the Company during 2018. Thus, the amount to be distributed as dividends amounts to R$488,784,574.40, which corresponds to R$0.480182232 per share, which will be paid up to December 31st, 2019.

3.     Inform the percentage of distributed net income in the fiscal year.

2018
25%

4.     Inform the total amount and amount per share of the distributed dividends based on net income in prior fiscal years.

Not applicable, as there was no result to be distributed from previous fiscal years.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

5.     Inform, deducting any prepaid dividends and already declared interest on equity.

a.     the gross amount per share of dividends and interest on equity, separately for each type and class of share.

	2018 (R$)	Per Share (Common) (R$)
Dividend	488,784,574.40	0.480182232

For this fiscal year, considering the current economic scenario and uncertainties regarding market projections for distributors, the Company’s Management proposes the allocation of R$ 2,235,464,542.85   to the statutory reserve for working capital improvement.

b.     The form and date for the payment of dividends and interest on equity.

Dividends, except when approved otherwise by the Meeting of Shareholders, are paid within sixty (60) days of the date on which their distribution is approved and, in all cases, within the fiscal year, pursuant to Article 31 of the Bylaws.

The Company declares dividends from interim semi-annual balance sheets, which are paid on a date to be determined by the Executive Board, in accordance with the availability of funds, observing the above mentioned term for payment, pursuant to Article 17 (U) of the Bylaws.

In addition, the Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9 of Law 9,249/95 and to Article 17 of the Bylaws and calculate them towards the minimum mandatory dividends.

c.     Any restatement and interest applicable on the dividends and interest on equity.

The Company does not monetarily restate or pay interest on dividends attributed to shareholders or on interest on equity, pursuant to Article 33 of its Bylaws.

d.     Declaration date of the payment of dividends and interest on equity considered for identifying those shareholders entitled to receive aforesaid payments.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

The declaration will be made on the date of the Ordinary and Extraordinary General Meeting, that is, April 30, 2019.

6.     If there were any declarations of dividends or interest on equity based on the net income ascertained by semiannual balance sheets or statements for shorter periods.

a.     Inform the amount of already declared dividends or interest on equity.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

b.     Inform the respective payment dates.

Not applicable, since the Company does declared dividends or interest on equity based on semiannual balance sheets.

7.     Provide a comparative table indicating the following amounts per share for each type and class of share:

a.     Net income for the fiscal year and in the three (3) prior fiscal years.

2018 (R$/share)(1)	2017 (R$/share) (1)	2016 (R$/share) (1)
2.021819923	1.158987439	0.885029669

(1)       The calculation per share was based on net income as of December 31 of the respective fiscal year, divided by the number of shares on the same date.

b.     Distributed dividends and interest on equity in the three (3) most recent fiscal years.

2018 (R$/share)	2017 (R$/share)	2016 (R$/share)
0.480182232	0.275259517	0.217876793

(1) The calculation per share was based on the dividends for the respective fiscal years, divided by the number of shares on the same date.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

8.     If net income was allocated to the legal reserve.

a.     Identify the amount allocated to the legal reserve

2018 (R$)
102,902,015.66

b.     Detail the method for calculating the legal reserve.

The amount allocated to the Legal Reserve corresponds to five percent (5%) of the net income for the fiscal year, up to the limit of twenty percent (20%) of the subscribed capital.

9.     If the company has preferred shares entitling to fixed or minimum dividends.

a.     Describe the method for calculating the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

b.     Inform if the net income in the fiscal year is sufficient for the full payment of the fixed or minimum dividends.

Not applicable, since the Company does not issue preferred shares.

c.     Identify if any unpaid portion is cumulative.

Not applicable, since the Company does not issue preferred shares.

d.     Identify the total amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

e.     Identify the amount of fixed or minimum dividends to be paid for each class of preferred shares.

Not applicable, since the Company does not issue preferred shares.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

10. Regarding the mandatory dividend.

a.     Describe the calculation method provided for in the Bylaws.

Article 28 of the Bylaws of the company provides for the distribution to its Shareholders a minimum of twenty-five percent (25%) of adjusted net income, pursuant to Article 202 of Law 6,404 of December 15, 1976, as amended.

b.     Inform if it is being fully paid.

Yes. In the three (3) most recent fiscal years, the amount paid as dividends was equal or exceeded the minimum provided for by the Company's Bylaws.

c.     Inform any amount withheld.

No portion of the mandatory dividend is being withheld.

11. If the mandatory dividend was withheld due to the company's financial situation.

a.     Inform the amount withheld.

No proposal was made to withhold the minimum mandatory dividend.

b.     Describe in detail the company's financial situation, including the aspects related to the analyses of liquidity, working capital and positive cash flows.

No proposal was made to withhold the minimum mandatory dividend.

c.     Justify the withholding of dividends.

No proposal was made to withhold the minimum mandatory dividend.

12. If net income was allocated to the contingency reserve.

a.     Identify the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

b.     Identify the loss considered probable and the associated cause.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

c.     Explain why the loss was considered probable.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

d.     Justify the recording of the reserve.

Not applicable, since the Company does not allocate any portion of net income to a contingency reserve.

13. If net income was allocated to the unearned profit reserve.

a.     Inform the amount allocated to the unearned profit reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

b.     Inform the nature of the unearned profit that led to the creation of the reserve.

Not applicable, since the Company does not allocate any portion of net income to the unearned profit reserve.

14. If net income was allocated to the statutory reserves.

a.     Describe the clauses in the Bylaws that establish the reserve.

In addition to the legal reserve, Reserves for Contingencies, Tax Risks and Unrealized Profits, the Bylaws also provides for the following reserve: reserve for working capital improvement, in accordance with Article 27, Paragraph2 of the Bylaws, in verbis:

“Article 27 - The fiscal year shall end on December 31 of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. All financial statements shall include the statement of the Company’s cash flow, which shall state, at least, the changes occurring in the balance of cash and cash equivalents, broken down in operating, financing and investment cash flows. The financial statements for the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders Meeting, together with a proposal for the allocation of the net income for the year.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

(...)

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

a) five per cent (5%), before any other allocation, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

c) the remaining profit, except as otherwise resolved by the Shareholders Meeting, shall be allocated to form the working capital improvement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

At the Shareholders’ General Meeting held on April 27th, 2018, the shareholders approved the termination of the statutory Reserve for Adjustment of Financial Assets of Concession, and the transfer of the reserve amount (R$826,600,358.43) to Retained Earnings.

b.     Identify the amount allocated to the reserve.

The statutory working capital improvement reserve recorded in the 2018 fiscal year is R$ 2,235,464,542.85.

On December 31, 2018 the balance of the Working capital improvement came to R$3,527,510,483.37.

c.     Describe how the amount was calculated.

For the year ended by December 31, 2018, considering (i) the slow economic recovery scenario, and (ii) the lack of previsibility for the hydrologic situation, the Company’s management is proposing to be allocated the total amount of R$ 2,235,464,542.85 as statutory reserve – working capital improvement.

15. If the withholding of net income was provided for in the capital budget.

a.     Identify the amount withheld.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

b.     Provide a copy of the capital budget.

Not applicable as the Company does not allocate a portion of profits to the capital budget.

16. If net income was allocated to the fiscal incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

b.     Explain the nature of the allocation.

Not applicable, since the Company does not allocate any portion of net income to the fiscal incentive reserve.

*******

Manual for the Annual and Extraordinary General Meeting

of April 30th, 2019

ANNEX III TO THE MANAGEMENT’S PROPOSAL

ANNEX III

12. INFORMATION REGARDING THE APOINTED CANDIDATES FOR MEMBERS OF THE BOARD OF DIRECTORS AND MEMBERS OF THE FISCAL COUNCIL

12.5. Information of the candidates to directors and members of the fiscal council of the issuer

The table below shows the key information of the candidates to the positions of members of the Board of Directors:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of investiture	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Mandates (ii)
Bo Wen	17/12/1965	Administrator	242.163.038-03	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	1
Shirong Lyu	03/09/1964	Administrator	PE1386983	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	1
Yang Qu	07/08/1965	Administrator	061.362.877-22	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	3
Yumeng Zhao	28/08/1973	Administrator	239.777.708-88	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	Deputy Chief Executive Officer	Yes	No	3
Gustavo Estrella	11/03/1974	Administrator	037.234.097-09	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	Chief Executive Officer	Yes	No	1(iii)
Anselmo Henrique Seto Leal	07/02/1982	Electric Engineer	220.943.838-14	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	0
Li Hong	14/08/1970	Accountant	PE1406167	Standing Member of the Board of Directors	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	0
Antonio Kandir	02/05/1953	Engineer	146.229.631-91	Standing Member of the Board of Directors (Independent Member)	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes (i)	Yes (i)	4
Marcelo Amaral Moraes	10/07/1967	Administrator	929.390.077-72	Standing Member of the Board of Directors (Independent Member)	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	Yes	3

(i) In view of the provisions of Article 15 of the Regulation of New Market (Regulação do Novo Mercado), which determines the filling of at least 20% (twenty per cent) of the positions of the Board of Directors by independent member, the controlling shareholders appoint Mr. Antonio Kandir to held, together with Mr. Marcelo Amaral Moraes, the positions of independent member of the Board of Directors.

The Company informs that in order to determine the independence of the Director, it uses the criterion expressed in the Novo Mercado Regulation, as defined in article 16, paragraphs 1 and 2 of the Regulation. And

(ii) Refers to the number of consecutive terms, considering that they are elected at the AGM of 04/30/2019.

(iii) The Company clarifies that Mr. Gustavo Estrella only held the office from January 31st, 2019 to April 30th, 2019, due to the resignation of Mr. André Dorf as member of the Board of Directors.

The table below shows the key information of the candidates to the positions of members (seating and alternate) of the Fiscal Council:

(a) Name	(b) Date of birth	(c) Profession	(d) CPF or passport	(e) Elective office to be occupied	(f) Date of election	(g) Date of investiture	(h) Term of Office	(i) Other positions or functions in the Company	(j) Indicated by the controller shareholder	(k) Independent Member	(l) Consecutive Terms of office
Lisa Birmann Gabbai	17/08/1984	Accountant	326.680.018-46	Standing Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	1
Ran Zhang	23/02/1983	Accountant	063.980.997-96	Standing Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	3
Chenggang Liu	09/01/1976	Accountant	063.843.197-21	Deputy Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	3
Jia Jia	26/10/1982	Accountant	063.817.437-60	Deputy Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	No	3
Ricardo Florence dos Santos	26/02/1955	Administrator	812.578.998-72	Standing Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	Yes	3
Reginaldo Ferreira Alexandre	03/03/1959	Economist	003.662.408-03	Deputy Member of the Fiscal Council	30.04.2019	To be confirmed	Until Shareholders Ordinary General Meeting of 2020	No	Yes	Yes	3

12.5.(m). Information about the candidates for Executive Officers and members of the Fiscal Council of the issuer

Member of the Board of Directors: Bo Wen

Graduated and got the bachelor’s degree of engineering in Power System and Automation from Chongqing University of China in 1988, got the master's degree in Management Science from Xian Jiaotong University of China in 2002. He began his career in State Grid Gansu Electric Power Company, having experience in the field of grid planning, grid dispatch, project design and construction, grid operation and maintenance, procurement, rural electrification, law and policy research, as well as enterprise management, serving as field engineer, section head, division head, general manager, department director, deputy chief engineer in different regional branches and headquarters. In 2005, he was appointed as senior vice president of State Grid Gansu Electric Power Company. In 2009, he was appointed as Executive vice president of State Grid Xinjiang Electric Power Company. Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years. He is not considered as a politically exposed person.

Member of the Board of Directors: Shirong Lyu (also spelled Shirong Lü)

Graduated in Electrical Power Systems and Automation from Xi'an Jiaotong University (1983-1987), and the Doctor's degree in Electrical Power Systems and Automation from Xi'an Jiaotong University（1995-1999）. He began his career in the electric power sector of State Grid Group, and of which CPFL Energia was a member, in Northwest China Gird Company Limited, where he served as Director of Construction Department since 2003. He was also the Deputy Director General of SGCC’s Office in the Philippines and Head of P&E Group of National Grid Corporation of the Philippines (NGCP) (2007-2010), Vice President of State Grid Brazil Holding Company (2010-2014), Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia). He is not considered a politically exposed person.

Member of the Board of Directors: Yang Qu

Graduated in Electrical Power Systems and Automation from Chengdu University of Science and Technology (1982-1986). Since 1986, in the State Grid group, and of which CPFL Energia was a member, he began his career in Henan Transmission and Transformation Engineering Company (1986-2003). Between 2003 and 2006, he served as Deputy Chief Engineer and Director at the Henan Transmission and Transformation Engineering Company/ State Grid Henan Electric Power Company's Office in Vietnam. Then he held the position of Deputy Director of State Grid Henan Electric Power Company in Vietnam Office (2006-2008), Deputy Director at General Office of the International Cooperation Department of the State Grid Corporation of China (2008-2009), Deputy Director of the International Business Department of State Grid International Development Co., Ltd (2009-2010), and Director (2011-2014) of the Business Development Department of State Grid Brazil Holding SA. Since 2014, he has been serving as the Vice President of State Grid Brazil Holding SA. He is not considered a politically exposed person.

Member of the Board of Directors: Yumeng Zhao

Graduated in Eletromagnetic Instruments and Measuring from Huazhong University of Science and Technology (1990-1994) and the master's degree in Business Administration from the Royal Melbourne Institute of Technology, and the Master's degree in Electrical Power System and Automation from Hefei University of Technology. He began his career in 1994, in the electric power sector of State Grid Group, of which CPFL Energia was a member, in Hefei Electric Power Company, where he held the position of Head of the Marketing Department (2004 -2006), also as the manager of the Marketing Department of State Grid Anhui Electric Power Company (2006), Vice-President of Xuancheng Electric Power company from 2006 to 2009, President of Chuzhou Electric Power Company from 2009 to 2013 and President of Anqing Electric Power Company since 2013. He is currently the Deputy CEO of CPFL Energia S.A.. He is not considered a politically exposed person.

Member of the Board of Directors: Gustavo Estrella

Graduated in Business Administration from the State University of Rio de Janeiro (UERJ) in 1997. He holds a master's degree in Finance from the Brazilian Institute of Capital Markets (IBMEC / RJ) in 2000. He worked for the Lafarge Group and Light and Brasil Telecom companies. He has held positions in the Company since 2001, acting as Manager of Economic and Financial Planning, Investor Relations Officer and Planning and Control Director. In 2013 assumed the positions of Chief Financial and Investor Relations Officer at CPFL Energia, and Financial and Investor Relations Officer at CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE, as well as Financial Officer in several subsidiaries of CPFL Group, ending his term on January 31st, 2019, and assuming the position of Chief Executive Officer at CPFL Energia. He is currently Vice-Chairman of the Board of Directors of CPFL Renováveis and member of the Board of Directors of RGE, CPFL Paulista, CPFL Piratininga and of the Company. He is not considered a politically exposed person.

Member of the Board of Directors: Anselmo Henrique Seto Leal

Graduated in Electrical Engineering in Centro Universitário FEI, Post Degree in Environmental Assessment and MBA on Finance. He started his career in 2004 on Energy Industry SIEMENS, in charge of Senior Development Engineer until 2009. Also acted as Executive Manager of New Business in EDP Brasil, electric sector company. Joined the State Grid Brazil Holding in 2016 as Planning Construction and Control Director of Xingu Rio Transmissora de Energia, and works until today as CEO Assistant and Environmental, Safety and Land Director. He is not considered a politically exposed person.

Member of the Board of Directors: Li Hong

Graduated in Accountancy, Changsha Water Conservancy and Electric Power Normal College. Began his career in 1992 as Foreign Currency Cashier, at Finance Division, China International Water & Electric Corp., until 1996 as Assistant Accountant, at Finance Department. In 1997, started at China Electric Power Technology Import & Export Corp., as Senior Supervisor, passing in 2005 to the position of Director, at the Finance Department, until 2009. In October,31st,2017 was selected as the National Top CFO Leading Talent by Ministry of Finance of China. Then, assumed as CFO in State Grid International Development Limited, and nowadays is the CFO at State Grid International Development Limited Co., and Member of Board of Directors of ADMIE S.A.. He is not considered a politically exposed person.

Member of the Board of Directors: Antonio Kandir

He was Minister of Planning and Budget of the State, Congressman, President of Conselho Nacional de Desestatização, Governor in BID, Special Secretary of Economic Policy, President of the do Instituto de Pesquisa Econômica Aplicada (IPEA), President Officer of Kandir e Associados S/C Ltda (1992-1994) and coordinator of studies of Itaú Planejamento e Engenharia (1981-1982), officer of private equity and hedge funds. Partner at Governança &Gestão Investimentos Ltda. (since 2004) and GG Capital Investimentos Ltda. (2012-2016). He also worked as a professor at the Universidade Estadual de Campinas -UNICAMP, the Pontifícia Universidade Católica de São Paulo (1984-1985), Assistant Faculty Fellow at the University of Notre Dame (1987). Graduated at Mechanic Engineering at Escola Politécnica of the Universidade de São Paulo (USP), a master's degree in economics from the Universida de Estadual de Campinas - UNICAMP and Ph.d. in economics from the Universidade Estadual de Campinas – UNICAMP. Currently participates of the board of directors of the companies: (i) CSU Cadsystem, a high technology services provider company; (ii) Amil Saúde, a healthcare insurance company; (iii) Companhia Providência Indústria e Comércio, a nonwoven fabrics industry; (iv) GOL Linhas Aéreas Inteligentes, an aviation company; (v) Banco Ribeirão Preto, a financial institution. None of these companies is part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Member of the Board of Directors: Marcelo Amaral Moraes

Graduated in economics from the Federal University of Rio de Janeiro (UFRJ) (1986-1990), he completed an MBA from COPPEAD at UFRJ in November 1993, and a postgraduate degree in Corporate Law and Arbitration from Fundação Getúlio Vargas in November 2003. He is an Effective Member Of the Fiscal Council of Vale SA (since 2004), where he also held the position of Alternate Member of the Board of Directors (2003), is Chairman of the Fiscal Council of Aceco TI S.A. and member of the Board of Directors of Eternit S.A. His main professional experiences in the last 5 years include: (i) Executive Officer of Stratus Investimentos Ltda. (from 2006 to 2010), private equity manager; (ii) Executive Officer of Capital Dynamics Investimentos Ltda. (from 2012 to 2015), private equity manager; and (iii) Observer Member of the Board of Directors of Infinity Bio-Energy S.A. (from 2011 to 2012). None of these companies are part of CPFL Energia's economic group, nor is it controlled by a shareholder holding more than 5% of the common shares of CPFL Energia. He is not considered a politically exposed person.

Standing Member of the Fiscal Council: Lisa Birmann Gabbai

Graduated in Economics from Tufts University and post-graduated in Corporate Finance from Fundação Getúlio Vargas. He began his career at the EcoDiesel Finance Department in Brazil (2008). He is currently the Manager of the Investment and Financing Department of State Grid Brazil Holding S.A., leading a team of 2 senior analysts. Not considered a politically exposed person.

Standing Member of the Fiscal Council: Ran Zhang

She holds a degree in accounting from London South Bank University (2002-2004) and a master's degree in accounting at Beijing Technology and Business University. Manager of the Financial Assets Department of the China Electric Power Technology Import and Export Corporation from 2009 to 2010, being responsible for the accounting and cost control in this sector. From 2010 to 2012, was responsible for the group taxation and internal risk control of State Grid International Development Co., Ltd, where she was also responsible for group consolidation accounting and group budgeting management of Financial Assets Department (2012-2016). She is currently Assistant Director of the Financial Department of the State Grid Brazil Holding S.A. and Chief Financial Officer of Belo Monte Transmissora de Energia S.A.. She is certified by The Association of Chartered Certified Accountants of the Chartered Certified Accountant. She is not considered a politically exposed person.

Standing Member of the Fiscal Council: Ricardo Florence dos Santos

He was Chief Financial Officer (CFO) of Marfrig Global Foods SA between 2013 and 2016 and as Investor Relations Officer between 2007 and 2014. He holds a Chemical Engineering degree from the Polytechnic School of USP and a Business Administrator from Mackenzie University. He holds an MBA in Strategy and Finance from IBMEC-SP. Previously he worked for the Groupo Pão de Açúcar for 16 years (1984-2000) in several positions as Director of Strategic Planning, Financial and Investor Relations Officer. He was also responsible for the investor relations areas of UOL Inc. (Folha de São Paulo Group - 2000/2001) and Brasil Telecom (2005-2007). He has taken part in several processes for the opening of capital, mergers, acquisitions and asset sales in the companies in which he worked. He was a member of the Board of Directors of Grupo Pão de Açúcar (1995-1999), UOL - Grupo Folha (2001), IBRI - Brazilian Investor Relations Institute (1998-2001), and of the Advisory Board of Dentalcorp S.A. (2002 to 2006). Since 2014 he has been a member of the Board of Directors of IBRI (Brazilian Institute of Investor Relations) for a term of office until 2017. Mr. Ricardo Florence dos Santos does not hold positions in other companies or third sector organizations. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Reginaldo Ferreira Alexandre

Has 18 years’ experience in research, as analyst, coordinator and team boss at Citibank, Unibanco, Paribas, BBA Creditanstalt and Itau. He also has 5 years’ experience in the area of credit analysis (most at Citibank) and practice, having acted as administrator and assistant director in the consulting companies Accenture and Deloitte, in structured transactions related to the capital markets, as well as on activities in the area of Investment Banking, such as mergers and acquisitions and corporate reorganizations. Today, this experience extends to Proxycon Business Consulting (governance and corporate finance). He is also a member of the Conselho de Normas Contábeis do Brasil (since 2005), Certified Investment Analyst, Portfolio Manager certified by the Brazilian Securities Commission (CVM), President of the Associação Brasileira de Pesquisa de Investimentos, Member of the corporate governance committee of the Câmara de Comércio Americana do Brasil (Amcham) one of the authors of the Brazilian Corporate Governance Code – Listed Companies (Código Brasileiro de Governança Corporativa – Companhias Abertas), Member of the Board of Corporate Governance of the Corporate Governance Commission (BM&F Bovespa). Mr. Reginaldo is a member of the Fiscal Council of the following publicly traded companies: (i) BRF S.A., food company (elected in April 2015 and re-elected in April 2016), (ii) Iochpe Maxion S.A., a company of wheels and auto parts (elected in April 2013 and re-elected in April 2014, 2015 and 2016), (iii) Petróleo Brasileiro S.A.-Petrobras, oil and gas company (elected in April 2013 and re-elected in April 2014 , 2015 and 2016); (iv) Ser Educacional S.A., educational company (Chairman of the Fiscal Council, elected in April 2015 and re-elected in April 2016) and (v) a deputy member of the Fiscal Council of Mahle Metal Leve SA, auto parts company (elected in April 2015 and re-elected in 2016). None of the above is part of the economic group of CPFL Energia, or is controlled by shareholder owning more than 5% stake of common shares of CPFL Energia. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: Chenggang Liu

He holds a degree in accounting from Hunan University of Finance and Economics and a master's degree from the school of business at the University of Montreal. He acted as Officer of Financial Operations and Chief Accountant (2001-2004) of Changde Electric Power Industry Development Corporation and also as the Executive Vice President and Financial Officer (2005-2007) of the Changde Real Estate Development Company. From 2008 to 2015, he was the manager of the Human Resources Department of State Grid Hunan Electric Power Company, belonging to the State Grid Group. Since 2015, holds the position of Chief Financial Officer of the Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

Deputy Member of the Fiscal Council: JiaJia

Graduated in internationals marketing and finance in Swinburne University of Technology (2002-2005) and master in accountant and business law by Deakin University (2005-2008), both in Australia. From 2008 to 2010, he began his career at the Microfinance Department of Citibank in Melbourne in Australia. He served as a Project Finance Manager (2010-2013) and as Finance Supervisor (2013-2015) at Hubei Transmission and Transformation Engineering Company, belonging to the State Grid Group. He is currently the Finance Supervisor of Xingu Rio Transmissora de Energia S.A. He is not considered a politically exposed person.

12.5. (n). Description of any of the following events that have occurred in the last 5 (five) years (i). Any criminal conviction, (ii) any conviction in administrative process of CVM and their respective penalties, (iii) any final conviction, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity. Controlling Shareholders declared to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity

The Shareholders State Grid Brazil Power Participações Ltda. and ESC Energia S.A. declares to CPFL Energia that the candidates appointed by them for the positions of Member of the Board of Directors and Fiscal Council has conditions to sign a declaration stating that have not suffered (i) any felony conviction (ii) conviction in administrative process of CVM, or (iii) final condemnation, in judicial or administrative sphere, which has suspended or disabled the candidate for the practice of any professional or commercial activity.

12.6. Percentage of participation in the meetings.

Board of Directors

Candidate	Total of meetings held by the respective body since its investiture	Percentage of participation in meetings of the Board of Directors in the last financial year (%)
Bo Wen	25	100%
Shirong Lyu	24	96%
Yang Qu	24	96%
Yumeng Zhao	25	100%
Gustavo Estrella	4	100% (i)
Anselmo Henrique Seto Leal	n/a	n/a
Li Hong	n/a	n/a
Antonio Kandir	25	100%
Marcelo Amaral Moraes	25	100%

(i)     Mr. Gustavo Estrella was elected on the Extraordinary General Meeting held on January 31st, 2019, with effects as from February 1st, 2019, having attended all meetings of the Board of Directors held after his election,

Fiscal Council

Candidate	Total of meetings held by the respective body since its investiture	Percentage of participation in meetings of the Fiscal Council in the last financial year (%)
Lisa Birmann Gabbai	11	100%
Ran Zhang	9	81,8%
Ricardo Florence dos Santos	11	100%
Chenggang Liu	2	18,18%
Jia Jia	0	0%
Reginaldo Ferreira Alexandre	0	0%

12.7. Information about the members of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees are non-statutory

The following candidates for members of the Board of Directors participate in the Committees and Commissions listed below:

Candidate	Committees/Commission	Position
Yumeng Zhao	Human Resources Management	Deputy Member
Yumeng Zhao	Strategy	Standing Member
Marcelo Moraes	Related Parties	Standing Member

12.8. Information on the percentage of participation in the meetings of the statutory committees, as well as the committees of audition, risk, finance and remuneration, although such committees or structures are non-statutory

Strategy Committee	Total participation in meetings of this body since its inauguration	Percentage of participation in Committee meetings in the last financial year (%)
Yumeng Zhao	5	38,4%

12.9. Existence of marital relationship, stable union or kinship to the second degree between the candidates and the parts indicated below:

a. officers of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of CPFL Energia.

b. officers of, direct or indirect, subsidiaries of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of direct or indirect subsidiaries of CPFL Energia.

c. direct or indirect controlling shareholders of CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the direct or indirect controlling shareholders of CPFL Energia.

d. officers of companies direct or indirect controlled by CPFL Energia

There is no marital relationship, stable union or kinship up to the second degree between the candidates to the Board of Directors and the Fiscal Council of CPFL Energia and the officers of companies direct or indirect controlled by CPFL Energia.

12.10 Inform about subordination, service or control relationship, in the last 3 financial years, between the candidates and the parties listed below.

a. companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital.

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in companies direct or indirect controlled by CPFL Energia, with the exception of those in which the CPFL Energia holds, directly or indirectly, the entire share capital, such as:

Gustavo Estrella (Member of the Board of Directors): Mr. Gustavo Estrella has served, from February 2013 until January 2019, the position of Executive Officer in CPFL Energia’s controlled companies Sul Geradora Participações S.A. and Paulista Lajeado Energia S.A.. He also occupies the position of Vice-Chairman of the Board of Directors of CPFL Energias Renováveis S.A.

Bo Wen (Member of the Board of Directors): Mr. Bo Wen has been indicated to occupy the position of effective member of the Board of Directors of CPFL Energias Renováveis S.A.

 b. direct or indirect controller of CPFL Energia

Some candidates to hold the position of member of Board of Directors of CPFL Energia exercised, in the last 3 (three) fiscal years, positions in the administration (officer or member of the Board of Directors) in entities of society direct or indirect controlling CPFL Energia, such as:

Bo Wen (Member of the Board of Directors): Since 2011, he has been serving as the Director General of the Philippine Office of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia), and concurrent Senior Vice president of State Grid International Development Corporation. Beginning from 2011, he has been serving as director of the Board of National Grid Corporation of the Philippines and Concurrently serving as Chief Technical Officer of the corporation for more than 7 years. In 2019, he became Chairman of the Board of Directors of CPFL Renováveis. In 2019, he was elected as Chief Executive Officer of State Grid Brazil Power Participações S.A.

Shirong Lyu (Member of the Board of Directors): Vice President of State Grid International Development Co., Ltd. (2014-2016). Since 2016, he has been serving as the Deputy Director General of International Cooperation Department of State Grid Corporation of China (SGCC, utility company, an indirect controller of CPFL Energia).

Li Hong (Member of the Board of Directors): Holds the position of CFO at State Grid International Development Limited Co.

c. in case of relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling shareholders or subsidiaries of any of these people.

There is no relationship of subordination, render of services or control, among the candidates for the Board of Directors and the Fiscal Council of CPFL Energia and the suppliers, customers, debtors or creditors of CPFL Energia, or its subsidiaries or controllers or subsidiaries of any of these people.

ANNEX IV TO THE MANAGEMENT’S PROPOSAL

13.2.    For compensation recognized in the results of the three previous years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council, prepare a table with the following content:

REMUNERAÇÃO TOTAL RECONHECIDA PARA O EXERCÍCIO SOCIAL DE 2016 (R$ mil)
a. Body	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária	TOTAL
b. Total number of members	7 members	4,92 members	7 members	18,92 members
c. Number of remunerated members	7 members	4,92 members	7 members	18,92 members
d.i. Fixed annual compensation
Salary	1.771	790	8.178	10.739
Benefits	-	-	480	480
Remuneration for participation in committees	-	-	-	-
Others	354	158	3.891	4.403
Description of other fixed compensations	Others refer to INSS	Others refer to INSS	Others refer to INSS
d.ii. Variable compensation
Bonus	-	-	9.799	9.799
Participação nos resultados	-	-	-	-
Remuneration for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	3.927	3.927
Description of other fixed compensations			Others refer to INSS and ILP
d.iii. Post-employment benefits	-	-	600	600
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	2.125	948	26.875
f. Total compensation for the Bodies				29.948

REMUNERAÇÃO TOTAL RECONHECIDA PARA O EXERCÍCIO SOCIAL DE 2017 (R$ mil)
a. Body	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária	TOTAL
b. Total number of members	6,00 members	2,50 members	6,33 members	14,83 members
c. Number of remunerated members	2,67 members	1,36 members	6,25 members	10,28 members
d.i. Fixed annual compensation
Salary	644	222	6.874	7.740
Benefits	-	-	271	271
Remuneration for participation in committees	-	-	-	-
Others	128	44	5.017	5.189
Description of other fixed compensations	Others refer to INSS	Others refer to INSS	Others refer to INSS
d.ii. Variable compensation
Bonus	-	-	11.374	11.374
Participação nos resultados	-	-	-	-
Remuneration for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	3.239	3.239
Description of other fixed compensations			Others refer to INSS and ILP
d.iii. Post-employment benefits	-	-	546	546
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	772	266	27.321
f. Total compensation for the Bodies				28.357

REMUNERAÇÃO TOTAL RECONHECIDA PARA O EXERCÍCIO SOCIAL DE 2018 (R$ mil)
a. Body	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária	TOTAL
b. Total number of members	3 members	3 members	7,67 members	13,67 members
c. Number of remunerated members	2,0 members	1,67 members	7,67 members	11,33 members
d.i. Fixed annual compensation
Salary	517	236	8.772	9.525
Benefits	-	-	397	397
Remuneration for participation in committees	-	-	-	-
Others	102	47	5.043	5.192
Description of other fixed compensations	Others refer to INSS	Others refer to INSS	Others refer to INSS
d.ii. Variable compensation
Bonus	-	-	8.619	8.619
Participação nos resultados	-	-	-	-
Remuneration for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	5.123	5.123
Description of other fixed compensations			Others refer to INSS and ILP
d.iii. Post-employment benefits	-	-	754	754
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	619	283	28.708
f. Total compensation for the Bodies				29.610

REMUNERAÇÃO TOTAL PREVISTA PARA O EXERCÍCIO SOCIAL DE 2019 (R$ mil)
a. Body	Conselho de Administração	Conselho Fiscal	Diretoria Estatutária	TOTAL
b. Total number of members	7 members	3 members	9 members	19 members
c. Number of remunerated members	2,00 members	2,00 members	9 members	13 members
d.i. Fixed annual compensation
Salary	538	281	10.591	11.410
Benefits	-	-	674	674
Remuneration for participation in committees	-	-	-	-
Others	108	56	2.965	3.129
Description of other fixed compensations	Others refer to INSS	Others refer to INSS	Others refer to INSS
d.ii. Variable compensation
Bonus	-	-	10.784	10.784
Participação nos resultados	-	-	-	-
Remuneration for participation in meetings	-	-	-	-
Commissions	-	-	-	-
Others	-	-	7.115	7.115
Description of other fixed compensations			Others refer to INSS and ILP
d.iii. Post-employment benefits	-	-	925	925
d.iv. Benefits upon termination of office	-	-	-	-
d.v. Share-based compensation, including options	-	-	-	-
Description of share-based compensation
Note	The number of members of the Company’s Board of Directors, Fiscal Council and Statutory Board of Executive Officers were calculated pursuant to Circular Letter CVM No. 02/2016.
e. Compensation by each Body	646	337	33.054
f. Total compensation for the Bodies				34.037

13.3 Variable compensation of the last three fiscal years and the compensation planned for the current year of the board of directors, statutory board of executive officers and fiscal council

EXERCÍCIO SOCIAL ENCERRADO EM 31 DE DEZEMBRO DE 2016 (1) (R$ mil)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	4,92	7	18,92
Number of remunerated members	7	4,92	7	18,92
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	7.349(1)	7.349
ii. Maximum amount set forth in the compensation plan	N/A	N/A	14.699(1)	14.699
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	9.799(1)	9.799
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

EXERCÍCIO SOCIAL ENCERRADO EM 31 DE DEZEMBRO DE 2017 (1) (R$ mil)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	6	2,50	6,33	14,83
Number of remunerated members	2,67	1,36	6,25	10,28
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	8.530(1)	8.530
ii. Maximum amount set forth in the compensation plan	N/A	N/A	17.062(1)	17.062
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	11.374(1)	11;374
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

EXERCÍCIO SOCIAL ENCERRADO EM 31 DE DEZEMBRO DE 2018 (1) (R$ mil)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	3,00	3,00	7,67	13,67
Number of remunerated members	2,00	1,67	7,67	11,33
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	6.465(1)	6.465(1)
ii. Maximum amount set forth in the compensation plan	N/A	N/A	12.930(1)	12.930(1)
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	8.619(1)	8.619(1)
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

VARIABLE COMPENSATION PLANNED - FISCAL YEAR 2019 (1) (R$ thousand)
Body	Board of Directors	Fiscal Council	Statutory Board of Executive Officers	Total
Total number of members	7	5	7	19
Number of remunerated members	2,67	1,33	7	11
Bonus
i. Minimum amount set forth in the compensation plan	N/A	N/A	8.088(1)	8.088
ii. Maximum amount set forth in the compensation plan	N/A	N/A	16.176(1)	16.176
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	10.784(1)	10.784
Profit sharing
i. Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
ii. Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
iii. Amount set forth in the compensation plan, if targets are met	N/A	N/A	N/A	N/A

(1) All charges and provisions pursuant to the accrual basis of accounting are included in the compensation amount.

ANNEX V TO THE MANAGEMENT’S PROPOSAL

COMPARATIVE CHART OF THE BYLAWS OF CPFL ENERGIA S.A.

CURRENT BYLAWS OFCPFL ENERGIA S.A.	SUGGESTED AMENDMENTS TO THE BYLAWS OF CPFL ENERGIA S.A.	JUSTIFICATION
CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM	CHAPTER I CORPORATE NAME, PURPOSES, HEAD OFFICE AND TERM

Article 3 – The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140, and may open, change the address and close branches, offices, agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.

Article 3 – The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at ~~Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140~~ Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, and may open, change the address and close branches, offices, agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.

Altered pursuant to the new Directive Plan and other land use regulations of the Municipality of Campinas.
CHAPTER III THE SHAREHOLDERS MEETING	CHAPTER III THE SHAREHOLDERS MEETING

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

(Not altered. Included solely for reference purposes)

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapters VIII and IX of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapter~~s~~ VII~~I and IX~~ of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

Wording and cross-reference adjustments.
CHAPTER IV MANAGEMENT BODIES SECTION II The Board of Directors	CHAPTER IV MANAGEMENT BODIES SECTION II The Board of Directors
Article 17 - The duties of the Board of Directors are to:	Article 17 - The duties of the Board of Directors are to:	(Not altered. Included solely for reference purposes)
i) decide on obtaining loans or debt assumption in an amount above forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00) by the Company and its direct and indirect subsidiaries;

i) decide on obtaining loans or debt assumption in an amount ~~above forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) by the Company and its direct and indirect subsidiaries;

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapters VIII and IX of these Bylaws;

j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapter~~s~~ VII~~I and IX~~ of these Bylaws;

Wording and cross-reference adjustment.

k) decide on the acquisition of any fixed asset in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) by the Company and its direct and indirect subsidiaries;

k) decide on the acquisition of any fixed asset in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) by the Company and its direct and indirect subsidiaries;

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

m) authorize the prior and express execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

m) previously and expressly authorize the execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

n) previously and expressly authorize the execution of contracts of any nature in a global amount higher than forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

n) previously and expressly authorize the execution of contracts of any nature by the Company and its direct and indirect subsidiaries in a global amount higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00), even if concerning expenses provided in the annual budget or in the five-year business plan;

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.
ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 43 herein;	ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article ~~43~~36 herein;	Adjustment of cross-reference.

SECTION III The Board of Officers	SECTION III The Board of Executive Officers	(Not altered. Included solely for reference purposes)

Article 18 - The Board of Executive Officers shall be comprised of nine (9) members, one of them to act as Chief Executive Officer, one as Deputy Chief Executive Officer, one as Regulated Operations Vice President, one as Market Operations Vice President, one as Legal and Institutional Relations Vice President; one as Business Development and Planning Vice President, one as Financial Vice President, who shall also perform the duties of Investors Relations Officer; one as Deputy Chief Financial Officer and one as Business Management Vice President.

Article 18 - The Board of Executive Officers shall be comprised of ~~nine (9)~~ ten (10) members~~,~~: (i) one of them to act as Chief Executive Officer, (ii) one as ~~Deputy Chief~~ Senior Executive Vice President ~~Officer~~, (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President, (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development and Planning Vice President, (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Deputy Chief Financial Officer and (x) one as Business Management Vice President.

Altered to include the position of Senior Executive Vice President, with the consequent increase in the number of members of the Board of Executive Officers, in order to better divide the attributions of its members. Furthermore, adjustments to the name of the position of “Deputy Chief Executive Officer”, renumbering of the item and adjustments to the attributions.

Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:	Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:	(Not altered. Included solely for reference purposes)

a) Of the Chief Executive Officer, to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

a) Of the Chief Executive Officer~~,~~: to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws~~,~~ and by the Board of Directors ~~and further, as its~~. The Chief Executive Officer has as his/hers exclusive ~~duty~~ duties:

Wording adjustment in order to make it clearer, without adjustments to the items that set forth the attributions.

(No correspondence)

b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) to supervise the development of new business, administrative and financial activities;

(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;

(iii) to supervise the energy distribution, generation, transmission,  and trading, and service operations.

Inclusion of the attributions of the new Senior Executive Vice President.

b) Of the Deputy Chief Executive Officer, assist the Chief Executive Officer to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty, to:

(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;

(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;

(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(iv) carry out the management of the Company’s human resources, and of the companies directly or indirectly controlled by and/or affiliated to it, as applicable.

~~b)~~c) Of the ~~Deputy Chief~~ Executive Vice President ~~Officer,~~: (i) to assist the Senior ~~Chief~~ Executive Vice President ~~Officer~~ in all of his/hers duties, ~~to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty to:~~

~~(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;~~

~~(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;~~

~~(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.~~

~~(iv) carry out the management of~~ (ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.~~, as applicable.~~

Adjustment of the name of the position, as well as of the attributions of the officer due to the inclusion of the new position of Senior Executive Vice President.

c) Of the Regulated Operations Executive Vice President, to direct and lead the businesses related to distribution of electric energy, in observance of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

d)~~c)~~ Of the Regulated Operations Vice President:~~,~~ to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

Adjustment in the numbering of the item and cosmetic adjustment.

d) Of the Market Operations Executive Vice President, to direct and lead the electric energy generation, commercialization and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

e)~~d)~~ Of the Market Operations Vice President:~~,~~ to conduct and lead the electric energy generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

Adjustment in the numbering of the item and cosmetic adjustment, as well as an adjustment to the wording for a better description of the officer’s competence.

e) Of the Legal and Institutional Relations Executive Vice President, to direct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

f)~~e)~~ Of the Legal and Institutional Relations Vice President:~~,~~ to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

Adjustment in the numbering of the item and cosmetic adjustment.

f) Of the Business Development and Planning Executive Vice President, to manage and lead the assessment of the potential and the development of new businesses related to the areas of electricity distribution, generation, commercialization and services, and other related or complementary activities; as well as direct and lead the strategic, energy and innovation management planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

g)~~f)~~ Of the Business Development and Planning Vice President:~~,~~ to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and  services, and other related or complementary activities; the assessment of potential business and assets sales; as well as conduct and lead the strategic, energy and innovation ~~management~~ planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

Adjustment in the numbering of the item and cosmetic adjustment, as well as adjustments to the wording for a better description of the officer’s competence.

g) Of the Financial Executive Vice President, to conduct and lead the administration and management of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

h)~~g)~~ Of the Chief Financial and Investors Relations Officer:~~,~~ to conduct and lead the administration ~~and management~~ of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

Adjustment in the numbering of the item and cosmetic adjustment, as well as indication of the performance of the duties of Investors Relations Officer, and adjustments to the wording for a better description of the officer’s competence.

h) Of the Deputy Chief Financial Officer, to assist the Financial Executive Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Executive Vice-President of Investors Relations in his attributions before the shareholders and the public in general; and

i)~~h)~~ Of the Deputy Chief Financial Officer:~~,~~ to assist the Chief Financial and Investors Relations Officer to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Chief Financial and Investors Relations Officer ~~of Investors Relations~~ in his attributions before the shareholders and the public in general; and

Adjustment in the numbering of the item and cosmetic adjustment, as well as indication of the performance of the duties of Investors Relations Officer in the name of the position of the Deputy Chief Financial Officer.

i) Of the Business Management Executive Vice President, to direct and lead the information technology, quality, supplies, infrastructure and logistics management processes; to direct the organizational management processes and systems and disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

j)~~i)~~ Of the Business Management Vice President:~~,~~ to conduct and lead the information technology, quality, supplies, infrastructure and logistics ~~management~~ processes; to conduct the organizational management processes and systems and to propose and/or disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Adjustment in the numbering of the item and cosmetic adjustment, as well as adjustments to the wording for a better description of the officer’s competence.
Article 21 - The duties of the Board of Executive Officers are to:	Article 21 - The duties of the Board of Executive Officers are to:	(Not altered. Included solely for reference purposes)
d) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;	~~(d)~~ (c) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;	Adjustment in the numbering of the item.

e) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than forty-seven million, two hundred and sixty thousand reais (R$47,260,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, five hundred and seventeen thousand reais (R$3,517,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)

~~(e)~~ (d) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$. 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$. 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

Adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

f) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

~~(f)~~ (e) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

Adjustment in the numbering of the item.
g) approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; and	~~(g)~~ (f) Approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; ~~and~~	Adjustment in the numbering of the item and cosmetic adjustment.
h) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.	 ~~(h)~~ (g) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget~~.~~; and	Adjustment in the numbering of the item and cosmetic adjustment

i) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, previously and expressly, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

~~i)~~ (h) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve~~, previously and expressly,~~ in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

Exclusion of wording to simplify the item.

i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;

~~i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements, for which the competence indicated in item (i.2) below should be overseen;~~

Exclusion of the item since it is only applicable to CPFL Energia’s subsidiaries as set forth by their respective bylaws, the internal rules and the reality of day-by-day businesses of the companies.

i.2) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

~~i.2)~~ h.1) execution of acts and agreements of any nature with a total amount equal to or higher that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

Adjustment in the numbering of the item and adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.
i.3) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00);

~~i.3)~~ h.2) acquisition of any fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

Adjustment in the numbering of the item and adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

i.4) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

~~i.4)~~ h.3) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00) twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal, encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts equal to or higher than one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01)one million, four hundred and ninety-nine thousand reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Adjustment in the numbering of the item and adjustment to reflect the monetary correction, as provided for by article 39 of the Bylaws.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by majority vote of those present, and the Chief Executive Officer shall have the casting vote in case of a tie.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by ~~majority~~ vote of more than 80% (eighty percent) of those present~~, and the Chief Executive Officer shall have the casting vote in case of a tie~~.

Altered to establish a higher quorum, in order to improve the decision-making process within the Company’s Board of Executive Officers.
CHAPTER V THE FISCAL COUNCIL	CHAPTER V THE FISCAL COUNCIL	(Included solely for reference purposes)

Article 26- The Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Article 26- The Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

(Included solely for reference purposes)

Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 34 herein, as well as the attendance of the applicable legal requirements.

Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause ~~34~~35 herein, as well as the attendance of the applicable legal requirements.

Adjustment of cross-reference
CHAPTER VI THE FISCAL YEAR	CHAPTER VI THE FISCAL YEAR	(Not altered. Included solely for reference purposes)

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders’ Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders’ Meeting, together with a proposal for the allocation of the fiscal year result.

Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

(Not altered. Included solely for reference purposes)

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the Reserve for Adjustment of the Concession Financial Assets and the Legal Reserve, in this order, the last to be absorbed.

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the ~~Reserve for Adjustment of the Concession Financial Assets and the~~ Legal Reserve, ~~in this order,~~ the last to be absorbed.

Exclusion of the mention to the Reserve for Adjustment of the Concession Financial Assets since it was extinguished according to the company’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27th, 2018.

CHAPTER X GENERAL PROVISIONS	CHAPTER X GENERAL PROVISIONS

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, ~~2018~~ 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

Altered to reflect the update the date of the proposed monetary value adjustment.

CPFL ENERGIA S.A.	CPFL ENERGIA S.A.
Companhia Aberta	Publicly-Held Company
CNPJ/MF 02.429.144/0001-93 – NIRE	CNPJ/MF 02.429.144/0001-93 – NIRE
35.300.186.133	35.300.186.133

ESTATUTO SOCIAL DA CPFL ENERGIA S.A.	BY-LAWS OF CPFL ENERGIA S.A.

CAPÍTULO I	CHAPTER I
DENOMINAÇÃO, OBJETO, SEDE E DURAÇÃO	CORPORATE NAME, PURPOSES, HEADQUARTERS AND TERM

Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.
Artigo 1º - A CPFL Energia S.A. reger-se-á pelo presente Estatuto e pela legislação aplicável.

Parágrafo Único – Com o ingresso da Companhia no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão (“B3”), sujeitam-se a Companhia, seus acionistas, incluindo acionistas controladores, administradores e membros do Conselho Fiscal, quando instalado, às disposições do Regulamento do Novo Mercado.

Sole Paragraph – With the Company joining the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the provisions of the Rules of Novo Mercado

Artigo 2º - A Companhia tem por objeto social:	Article 2 - The Company has as its corporate purpose to:

(a) a promoção de empreendimentos no setor de geração, distribuição, transmissão e comercialização de energia elétrica e atividades correlatas;	(a) foster enterprises in the electricity generation, distribution, transmission and trading industry and related activities;

(b)           a prestação de serviços em negócios de energia elétrica, bem como a prestação de serviços de apoio técnico, operacional, administrativo e financeiro, especialmente a sociedades controladas e coligadas; e

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)           a participação no capital de outras sociedades, ou a participação em associações, que tenham atividades semelhantes às exercidas pela Companhia, notadamente sociedades cujo objeto seja promover, construir, instalar e explorar projetos de geração, distribuição, transmissão e comercialização de energia elétrica e serviços correlatos.

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company specially companies having as purpose fostering, building, setting up and commercially exploring projects for the electricity generation, distribution, transmission and sale and related services.

Artigo 3º - A Companhia tem sede e foro na cidade de Campinas, Estado de São Paulo, na ~~Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140~~ Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, podendo abrir, alterar o endereço e encerrar filiais, escritórios, agências ou outras instalações em qualquer parte do País, por deliberação da Diretoria Executiva e, no exterior, por deliberação do Conselho de Administração.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at ~~Rodovia Engenheiro Miguel Noel Nascentes Burnier, km 2,5, parte, Parque São Quirino - CEP: 13088-140~~ Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.

Artigo 4º - O prazo de duração da Companhia é indeterminado.	Article 4 - The duration term of the Company is undetermined.

CAPÍTULO II
DO CAPITAL SOCIAL E DAS AÇÕES	CHAPTER II
CAPITAL STOCK AND SHARES

Artigo 5º - O capital social da Companhia é de R$ 5.741.284.174,75 (cinco bilhões, setecentos e quarenta e um milhões, duzentos e oitenta e quatro mil, cento e setenta e quatro reais e setenta e cinco centavos), totalmente subscrito e integralizado, dividido em 1.017.914.746 (um bilhão, dezessete milhões, novecentas e quatorze mil, setecentas e quarenta e seis) ações ordinárias, todas nominativas, escriturais, e sem valor nominal.

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-seven reais and seventy-five cents (R$ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Parágrafo 1º - O capital social poderá ser aumentado, na forma do Artigo 168 da Lei nº 6.404/76, mediante a emissão de até 500.000.000 (quinhentos milhões) de novas ações ordinárias, por deliberação do Conselho de Administração, independentemente de reforma estatutária.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Parágrafo 2º - Até o limite do capital autorizado, o Conselho de Administração poderá, ainda, deliberar sobre: (i) a emissão de ações, debêntures conversíveis em ações ou bônus de subscrição, que poderá ser realizada sem direito de preferência para os acionistas, nos termos do Artigo 172 da Lei 6.404/76, e (ii) a outorga de opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem direito de preferência para os acionistas, de acordo com plano aprovado pela Assembleia Geral. Nos aumentos de capital por subscrição particular, o prazo para o exercício do direito de preferência não poderá ser inferior a 30 (trinta) dias. A critério do Conselho de Administração poderá ser excluído o direito de preferência para os acionistas, ou reduzido o prazo para o exercício do direito de preferência, na emissão de ações, debêntures conversíveis em ações ou bônus de subscrição, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública ou, ainda, permuta por ações em oferta pública de aquisição de controle, nos termos do Artigo 172 da Lei 6.404/76. Nas emissões de ações, debêntures conversíveis em ações ou bônus de subscrição destinadas à subscrição pública ou particular, a Diretoria Executiva, mediante aviso publicado na imprensa, comunicará aos acionistas a deliberação do Conselho de Administração em aumentar o capital social, informando todas as características e condições da emissão e o prazo para o exercício do direito de preferência, se houver.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following: (i) issuance of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law No. 6,404/76 (Brazilian Corporations Law), and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting. In case of capital increase by means of private subscription, the preemptive right to other shareholders shall have a term of execution longer than thirty (30) days. At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76. In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Parágrafo 3º - Na hipótese prevista no parágrafo 1º deste Artigo, competirá ao Conselho de Administração fixar o preço de emissão e o número de ações a serem subscritas, bem como o prazo e condições da subscrição e integralização, com exceção da integralização em bens, que dependerá da aprovação da Assembleia Geral, na forma da Lei.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders’ Meeting, in accordance with the Law.

Parágrafo 4º - As integralizações das ações subscritas serão efetivadas à vista.	Paragraph 4 - The subscribed shares shall be paid up in cash.

Parágrafo 5º - A mora do acionista na integralização do capital subscrito importará a cobrança de juros de 1% (um por cento) ao mês, ou fração, contados do 1º (primeiro) dia do não cumprimento da obrigação, correção monetária na forma admitida em lei mais multa equivalente a 10% (dez por cento) do valor em atraso e não integralizado.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day from the failure to perform the obligation, monetarily adjusted as allowed by law, added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Parágrafo 6º - A Companhia poderá adquirir ações de sua própria emissão, para efeito de cancelamento ou permanência em tesouraria, determinar a sua revenda ou recolocação no mercado, por deliberação do Conselho de Administração, observadas as normas expedidas pela Comissão de Valores Mobiliários - CVM e demais disposições legais aplicáveis, conforme previsto na alínea “l” do Artigo 17 deste Estatuto.

Paragraph 6 - The Company may acquire shares issued by itself for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “l” of Article 17 herein.

Parágrafo 7º - As ações são indivisíveis perante a Companhia e cada ação terá direito a 01 (um) voto nas Assembleias Gerais.	Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Parágrafo 8º - A Companhia, por deliberação da Diretoria Executiva, contratará serviços de ações escriturais com instituição financeira autorizada pela Comissão de Valores Mobiliários a manter esse serviço, podendo ser cobrada dos acionistas a remuneração de que trata o parágrafo 3º do Artigo 35 da Lei 6.404/76, e que venha a ser definida no Contrato de Custódia, conforme previsto na alínea “g” do Artigo 21 deste Estatuto.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Artigo 6º - A Companhia poderá emitir debêntures, conversíveis ou não em ações, que conferirão aos seus titulares direito de crédito contra ela na forma da Lei.	Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Parágrafo Único – Nos termos do disposto no Parágrafo 1º do Artigo 59 da Lei nº 6.404/76, o Conselho de Administração poderá deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Artigo 7º - É vedada a emissão de ações preferenciais e de Partes Beneficiárias pela Companhia.	Article 7 - The Company may not issue preferred shares or founders’ shares.

CAPITULO III	CHAPTER III
DA ASSEMBLEIA GERAL	THE SHAREHOLDERS’ MEETING

Artigo 8º - A Assembleia Geral reunir-se-á ordinariamente, até o dia 30 de abril de cada ano, na forma da lei, a fim de:	Article 8 - The Shareholders’ Meeting shall meet regularly until April 30th of each year, pursuant to the law, in order to:

(a) tomar as contas dos administradores relativas ao último exercício social;	(a) decide on the management accounts referring to the last fiscal year;

(b) examinar, discutir e votar as demonstrações financeiras, instruídas com parecer do Conselho Fiscal;	(b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

(c) deliberar sobre a destinação do lucro líquido do exercício e a distribuição dos dividendos;	(c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

(d) eleger os membros efetivos e suplentes do Conselho de Administração;	(d) elect the effective and substitute members of the Board of Directors;

(e) eleger os membros efetivos e suplentes do Conselho Fiscal; e	(e) elect the effective and substitute members of the Fiscal Council; and

(f) fixar os honorários globais dos membros do Conselho de Administração e da Diretoria Executiva, bem como os honorários do Conselho Fiscal.	(f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Fiscal Council.

Artigo 9 - A Assembleia Geral reunir-se-á extraordinariamente sempre que convocada pelo Conselho de Administração, pelo Conselho Fiscal, ou por acionistas, na forma da lei.	Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Parágrafo Único - Compete à Assembleia Geral, além das demais atribuições previstas em lei ou neste Estatuto, aprovar e deliberar sobre:	Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

(a) o cancelamento do registro de Companhia Aberta perante a Comissão de Valores Mobiliários;	(a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”);

(b) a saída do Novo Mercado da B3 S.A.;	(b) the delisting from the Novo Mercado of B3 S.A.;

(c) a escolha de empresa especializada responsável pela determinação do valor econômico da Companhia para fins da~~s~~ oferta~~s~~ pública~~s~~ prevista~~s~~ no~~s~~ Capítulo~~s~~ VII~~I e IX~~ deste Estatuto Social, dentre uma lista tríplice de empresas indicadas pelo Conselho de Administração;

(c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapter~~s~~ VII~~I and IX~~ of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

(d) os planos para outorga de opção de compra de ações a administradores e empregados da Companhia e das sociedades direta ou indiretamente controladas pela Companhia, sem direito de preferência dos acionistas; e

(d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

(e) a reforma do Estatuto Social.	(e) the amendments to the Bylaws.

Artigo 10 - As Assembleias Gerais serão presididas pelo Presidente do Conselho de Administração, na sua ausência, pelo Vice-Presidente e, na ausência deste, por outro membro do Conselho de Administração. Caberá ao Presidente da Assembleia Geral a escolha do Secretário.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Parágrafo Único - As deliberações das Assembleias Gerais serão tomadas pela anuência da maioria simples dos acionistas presentes.	Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Artigo 11 - Os acionistas poderão fazer-se representar nas Assembleias Gerais por procurador, constituído na forma do Parágrafo 1º do Artigo 126 da Lei nº 6404/76, sendo solicitado o depósito prévio do instrumento de procuração e documentos necessários na sede social até 24 (vinte e quatro) horas antes da hora marcada para a realização da Assembleia Geral.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the headquarters up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Parágrafo Único - O acionista que comparecer à Assembleia Geral munido dos documentos exigidos poderá participar e votar, ainda que tenha deixado de depositá-los previamente.	Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if they have not delivered such documents previously.

Artigo 12 - A Assembleia Geral somente poderá deliberar sobre assuntos constantes da ordem do dia do Edital de Convocação.	Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Parágrafo Único - Os documentos pertinentes à(s) matéria(s) a ser(em) deliberada(s) na Assembleia Geral deverão ser colocados à disposição dos acionistas, na sede da Companhia, na data da publicação do primeiro anúncio de convocação, ressalvadas as hipóteses em que a Lei ou a regulamentação vigente exigir sua disponibilização em prazo maior.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable regulations requiring their availability in greater advance.

CAPÍTULO IV	CHAPTER IV
ÓRGÃOS DA ADMINISTRAÇÃO	MANAGEMENT BODIES

SEÇÃO I	SECTION I
Disposições Comuns aos Órgãos da Administração	General Provisions Applicable to the Management Bodies

Artigo 13 - A administração da Companhia compete ao Conselho de Administração e à Diretoria Executiva.	Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Parágrafo Único – Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Sole Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Artigo 14 - Os membros do Conselho de Administração e da Diretoria Executiva serão investidos em seus respectivos cargos mediante assinatura, nos 30 dias seguintes à respectiva eleição, de termo de posse, que deve contemplar sua sujeição à cláusula compromissória referida no Artigo 35 deste Estatuto Social, no livro próprio, bem como ao atendimento dos requisitos legais aplicáveis, e permanecerão em seus cargos até a investidura dos novos administradores eleitos.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Parágrafo Único - Os administradores da Companhia deverão aderir às Políticas de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários de Emissão da Companhia, mediante assinatura do Termo respectivo.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SEÇÃO II	SECTION II
Do Conselho de Administração	The Board of Directors

Artigo 15 - O Conselho de Administração é composto por um mínimo de 05 (cinco) membros, todos eleitos e destituíveis pela Assembleia Geral com mandato unificado de 1 (um) ano, sendo permitida a reeleição.

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Parágrafo 1º - O Conselho de Administração deverá ser composto por Conselheiro(s) Independente(s) conforme disposto abaixo:	Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) se o Conselho de Administração for composto por 5 (cinco) membros, deverá haver 1 (um) Conselheiro Independente;	(a) if the Board of Directors is composed of five (5) members, there should be one (1) Independent Director;
(b) se o Conselho de Administração for composto por 6 (seis) a 10 (dez) membros, deverá haver 2 (dois) Conselheiros Independentes; e	(b) if the Board of Directors is composed of six (6) to ten (10) members, there should be two (2) Independent Directors; and

(c) se o Conselho de Administração for composto por mais de 10 (dez) membros, o número de Conselheiros Independentes será de 20% (vinte por cento) do número total de membros do Conselho de Administração.

(c) if the Board of Directors is composed of more than ten (10) members, the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Parágrafo 2º - Os Conselheiros Independentes serão expressamente declarados como tais na ata da Assembleia Geral que os eleger, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista nos Parágrafos 4º e 5º do Artigo 141, da Lei 6.404/76.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Parágrafo 3º - Para fins deste artigo, o termo "Conselheiro Independente" significa o Conselheiro que: (i) não tem qualquer vínculo com a Companhia, exceto participação de capital; (ii) não é acionista controlador, cônjuge ou parente até segundo grau daquele, ou não é ou não foi, nos últimos 3 (três) anos, vinculado à sociedade ou entidade relacionada ao acionista controlador (pessoas vinculadas a instituições públicas de ensino e/ou pesquisa estão excluídas desta restrição); (iii) não foi, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do Acionista Controlador ou de sociedade controlada pela Companhia; (iv) não é fornecedor ou comprador, direto ou indireto, de serviços e/ou produtos à Companhia, em magnitude que implique perda de independência; (v) não é funcionário ou administrador de sociedade  ou entidade que esteja oferecendo ou demandando serviços e/ou produtos à Companhia; (vi) não é cônjuge ou parente até segundo grau de algum administrador da Companhia; e (vii) não recebe outra remuneração da Companhia além daquela decorrente do cargo de conselheiro (proventos em dinheiro oriundos de participação no capital estão excluídos desta restrição).

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Parágrafo 4º - O Conselho de Administração terá um Presidente e um Vice-Presidente, eleitos por seus membros na primeira reunião que ocorrer após a eleição dos conselheiros.

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Parágrafo 5º - A Assembleia Geral poderá eleger suplentes para o Conselho de Administração que substituirão o(s) conselheiro(s) efetivo(s) a que estiver(em) vinculado(s), em sua(s) ausência(s) ou impedimento(s) temporário(s), observado o disposto no Parágrafo 1º do Artigo 16 deste Estatuto.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in their absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Artigo 16 - Ocorrendo vaga no Conselho de Administração, o preenchimento se dará na forma da Lei.	Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Parágrafo 1º – No caso de ausência ou impedimento temporário do Presidente do Conselho de Administração, suas atribuições serão exercidas pelo Vice-Presidente ou, na falta deste, por outro Conselheiro indicado pelo Presidente do Conselho de Administração e, não havendo indicação, por escolha da maioria dos demais membros do Conselho.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, they shall be replaced in their functions, by the Vice Chairman or, in their absence, by another Member of the Board of Directors that they may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Parágrafo 2º - No caso de vacância do cargo de Presidente do Conselho, assumirá o Vice-Presidente, que permanecerá no cargo até que o Conselho escolha o seu novo titular, exercendo o substituto o mandato pelo prazo restante.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Artigo 17 - Compete ao Conselho de Administração:	Article 17 - The duties of the Board of Directors are to:

(a) eleger o Diretor-Presidente e os Diretores Vice-Presidentes da Companhia, fixando sua remuneração mensal individual, respeitado o montante global estabelecido pela Assembleia Geral, bem como aprovar a eleição dos membros do Conselho de Administração e da Diretoria Executiva nas sociedades direta ou indiretamente controladas e/ou coligadas da Companhia;

(a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

(b) fixar a orientação geral dos negócios da Companhia e das sociedades direta e indiretamente controladas, aprovando previamente os respectivos planos estratégicos, os projetos de expansão, os programas de investimento, as políticas empresariais, os orçamentos anuais e o plano quinquenal de negócios, bem como suas revisões anuais;

(b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

(c) fiscalizar a gestão dos Diretores, examinando, a qualquer tempo, as atas, livros e papéis da Companhia, solicitando, através do Diretor Presidente, informações sobre contratos celebrados, ou em vias de celebração, e quaisquer outros atos, pela Companhia e pelas sociedades direta ou indiretamente controladas;

(c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

(d) convocar a Assembleia Geral, quando julgar conveniente, ou nos casos em que a convocação é determinada pela lei ou por este Estatuto;	(d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

(e) manifestar-se sobre o Relatório da Administração, as contas da Diretoria Executiva e as demonstrações financeiras, definir a política de dividendos e propor à Assembleia Geral a destinação do lucro líquido de cada exercício;

(e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

(f) deliberar sobre o aumento de capital, no limite do capital autorizado, através da (i) emissão de ações, debêntures conversíveis em ações ou bônus de subscrição ou (ii) outorga de opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem direito de preferência para os acionistas, de acordo com plano aprovado pela Assembleia Geral, nos termos do Parágrafo 2º do Artigo 5º deste Estatuto;

(f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

(g) deliberar sobre as condições de emissão de notas promissórias destinadas à distribuição pública, nos termos da legislação em vigor;	(g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

(h) deliberar sobre a seleção e/ou destituição dos auditores externos da Companhia e das sociedades direta ou indiretamente controladas;	(h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

(i) deliberar sobre a contratação de empréstimo ou assunção de dívida de valor igual ou superior a ~~R$ 47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) pela Companhia e suas sociedades direta ou indiretamente controladas;

(i) decide on obtaining loans or debt assumption in an amount ~~above forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00~~)~~ by the Company and its direct and indirect subsidiaries;

(j) definir lista tríplice de instituições ou empresas especializadas em avaliação econômica para a elaboração de laudo de avaliação das ações da Companhia, nos casos de ofertas públicas para  cancelamento de registro de companhia aberta ou para saída do Novo Mercado previstas no~~s~~ Capítulo~~s~~ VII~~I e IX~~ deste Estatuto;

(j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapter~~s~~ VII~~I and IX~~ of these Bylaws;

(k) deliberar sobre a aquisição de qualquer ativo fixo de valor igual ou superior a ~~R$ 47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) e sobre a alienação ou oneração de qualquer ativo fixo de valor igual ou superior ~~R$3.517.000,00 (três milhões, quinhentos e dezessete mil reais)~~ R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) pela Companhia e suas sociedades direta ou indiretamente controladas;

(k) decide on the acquisition of any fixed asset in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00~~)fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00), and on the disposal or lien of any fixed asset in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) by the Company and its direct and indirect subsidiaries;

(l) autorizar a aquisição de ações de emissão da própria Companhia, para efeito de cancelamento ou permanência em tesouraria, conforme disposto no Parágrafo 6º do Artigo 5º;	(l) authorize the acquisition of shares issued by the Company for cancellation purposes or to be kept as treasury shares, in accordance with the provisions in Paragraph 6, Article 5;

(m) autorizar prévia e expressamente a celebração de contratos pela Companhia ou pelas sociedades direta ou indiretamente controladas, com acionistas ou com pessoas por eles controladas ou a eles coligadas ou relacionadas, direta ou indiretamente, de valor superior a ~~R$ 11.851.000,00 (onze milhões, oitocentos e cinquenta e um mil reais)~~ R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais).

(m) previously and expressly authorize the execution of agreements by the Company or its direct and indirect subsidiaries with shareholders or persons controlled by them or affiliated or associated companies, directly or indirectly, in an amount higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(n) autorizar prévia e expressamente a celebração de contratos de qualquer natureza pela Companhia ou pelas sociedades direta ou indiretamente controladas de valor global superior ~~47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais), ainda que se refira a despesas previstas no orçamento anual ou no plano quinquenal de negócios;

(n) previously and expressly authorize the execution of contracts of any nature by the Company or by its direct or indirect subsidiaries in a global amount higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~ fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00~~)~~, even if concerning expenses provided in the annual budget or in the five-year business plan;

(o) pronunciar-se sobre os assuntos que a Diretoria Executiva lhe apresente para sua deliberação ou para serem submetidos à Assembleia Geral;	(o) express its opinion on the matters that the Board of Executive Officers submits to its resolution or to be submitted to the Shareholders’ Meeting;

(p) deliberar sobre a constituição e extinção de sociedades controladas, a participação, direta ou indireta, em consórcios e a aquisição ou alienação de participações em outras sociedades pela Companhia e pelas sociedades direta ou indiretamente controladas;

(p) decide on the incorporation and winding up of subsidiaries, direct or indirect participation in consortia and on the acquisition or disposal of interest in other companies, whether by the Company or by its direct or indirect subsidiaries;

(q) deliberar sobre qualquer alteração na política de recursos humanos que possa impactar substancialmente nos custos da Companhia e/ou das sociedades direta e indiretamente controladas;	(q) decide on any change in the human resources policy that may have a substantial impact on the costs of the Company and/or its direct or indirect subsidiaries;

(r) avocar, a qualquer tempo, o exame de qualquer assunto referente aos negócios da Companhia e/ou das sociedades direta ou indiretamente controladas, ainda que não compreendido neste Artigo, e sobre ele proferir decisão a ser obrigatoriamente executada pela Diretoria Executiva;

(r) call for examination, at any time, any matter in connection with the business of the Company and/or its direct or indirect subsidiaries;, even if not comprised in this Article, and hand down a decision for mandatory performance by the Board of Executive Officers;

(s) deliberar sobre a constituição de qualquer espécie de garantia que não envolva ativos fixos de valor igual ou superior a ~~R$ 47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou de sociedades direta ou indiretamente controladas; e a constituição de qualquer espécie de garantia que envolva ativos fixos de valor igual ou superior a ~~R$3.517.000,00 (três milhões, quinhentos e dezessete mil reais)~~ R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou de sociedades direta ou indiretamente controladas;

(s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$ 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

(t) autorizar prévia e expressamente, a prestação de garantia ou a assunção de dívidas, pela Companhia e/ou sociedades direta ou indiretamente controladas, em benefício ou favor de terceiros;	(t) previously and expressly authorize, the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

(u) declarar dividendos à conta de lucro apurado em balanços semestrais ou em períodos menores, à conta de lucros acumulados ou de reservas de lucros existentes, nos termos da legislação em vigor, bem como declarar juros sobre capital próprio, observado o disposto nos Artigos 28 e 29 deste Estatuto;

(u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

(v) deliberar sobre a criação e a composição de Comitês e Comissões para assessorá-lo nas deliberações de assuntos específicos de sua competência;	(v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

(w) aprovar o próprio Regimento Interno, bem como dos Comitês e Comissões de Assessoramento ao Conselho de Administração;	(w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

(x) aprovar e submeter à Assembleia Geral proposta de plano para a outorga de opção de compra de ações aos administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, nos termos do Parágrafo 2º do Artigo 5º;

(x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

(y) autorizar previamente a celebração de acordos de sócios ou de acionistas e qualquer alteração em contratos de concessão firmados pela companhia, por sociedades direta ou indiretamente controladas, ou coligadas;

(y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

(z) aprovar o calendário anual, informando sobre eventos corporativos programados pela Companhia e contendo no mínimo as informações constantes do Regulamento do Novo Mercado da B3 S.A.;	(z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by B3 S.A.;

(aa) manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo os requisitos previstos no Regulamento do Novo Mercado;

(aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least  the requirements made by the applicable Novo Mercado rules; and

(ab) determinar o modo de liquidação e nomear o liquidante, nos casos de dissolução da Companhia previstos em lei, conforme disposto no Art. ~~43~~ 36 deste Estatuto;	(ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article ~~43~~ 36 herein;

(ac) apreciar os resultados trimestrais da Companhia;	(ac) deliberate on the quarterly results of the Company;

(ad) aprovar previamente as indicações a serem feitas pelo Diretor Presidente para compor os órgãos de administração das sociedades direta e indiretamente controladas e/ou coligadas;	(ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

(ae) deliberar sobre qualquer assunto proposto pelo Diretor Presidente que não seja de competência privativa da Assembleia Geral;	(ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

(af) exercer os demais poderes que lhe sejam atribuídos por lei e pelo presente Estatuto; e	(af) exercise the other powers granted upon it by the law or by these Bylaws, and

(ag) resolver os casos omissos neste Estatuto e exercer outras atribuições que a lei, ou este Estatuto, não confira a outro órgão da Companhia.	(ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Parágrafo 1º - O Conselho de Administração realizará, no mínimo, 12 (doze) reuniões anuais em caráter ordinário, conforme calendário a ser divulgado no primeiro mês de cada exercício social, podendo, entretanto, ser realizadas reuniões extraordinárias, caso o Presidente assim solicite, por iniciativa própria ou mediante provocação de qualquer membro. As deliberações do Conselho de Administração serão tomadas pela anuência da maioria simples dos membros presentes (dentre eles, obrigatoriamente, o Presidente ou o Vice-Presidente).

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Parágrafo 2º - As reuniões do Conselho de Administração serão convocadas com 09 (nove) dias de antecedência por comunicação enviada pelo Presidente ou Vice-Presidente do Conselho de Administração, com a indicação das matérias a serem tratadas e acompanhadas dos documentos de apoio porventura necessários.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Parágrafo 3º - Em caso de manifesta urgência, as reuniões do Conselho de Administração poderão ser convocadas em prazo inferior ao mencionado no Parágrafo 2º acima.	Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Parágrafo 4º - A presença de todos os membros permitirá a realização de reuniões do Conselho de Administração independentemente de convocação.	Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Parágrafo 5º - Caso não haja quórum de instalação em primeira convocação, o Presidente deverá convocar nova reunião do Conselho de Administração, a qual poderá instalar-se, em segunda convocação -- a ser feita com pelo menos 7 (sete) dias de antecedência --, com qualquer número. A matéria que não estiver na ordem do dia da reunião original não poderá ser apreciada em segunda convocação, salvo se os conselheiros, por unanimidade, concordarem expressamente com a nova ordem do dia.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Parágrafo 6º - No caso de empate na votação, o Presidente do Conselho e, na sua ausência, o Vice-Presidente, terá, além do voto comum, o de qualidade.	Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Parágrafo 7º - Nas reuniões do Conselho de Administração será permitida a participação dos conselheiros através de conferência telefônica ou videoconferência e serão admitidos os votos por meio de delegação feita em favor de outro Conselheiro, por escrito antecipado e por fax, correio eletrônico ou por qualquer outro meio de comunicação, computando-se como presentes os membros que assim votarem.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SEÇÃO III	SECTION III
Da Diretoria Executiva	The Board of Executive Officers

Artigo 18 - A Diretoria Executiva compor-se-á de ~~9 (nove)~~ 10 (dez) membros~~,~~: ~~sendo~~ (i) um Diretor Presidente, (ii) um Diretor Vice-Presidente Executivo Sênior, (iii) um Diretor Vice-Presidente Executivo ~~Adjunto~~, (iv) um Diretor Vice-Presidente de Operações Reguladas, (v) um Diretor Vice-Presidente de Operações de Mercado, (vi) um Diretor Vice-Presidente Jurídico e de Relações Institucionais, (vii) um Diretor Vice-Presidente de Desenvolvimento de Negócios e Planejamento, (viii)  um Diretor Vice-Presidente Financeiro, que acumulará as funções de Diretor de Relações com Investidores, (ix) um Diretor Vice-Presidente Financeiro Adjunto e (x) um Diretor Vice-Presidente de Gestão Empresarial.

Article 18 - The Board of Executive Officers shall be comprised of ~~nine (9)~~ ten (10) members~~,~~: (i) one of them to act as Chief Executive Officer, (ii) one as ~~Deputy Chief~~ Senior Executive Vice President ~~Officer~~, (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development and Planning Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Deputy Chief Financial Officer and (x) one as Business Management Vice President.

Parágrafo único - Compete:	Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

(a) Ao Diretor Presidente~~,~~: dirigir e liderar todos os negócios e a administração geral da Companhia e das sociedades direta e indiretamente controladas e das coligadas; promover o desenvolvimento e a execução da estratégia corporativa, incluindo a gestão corporativa de riscos e de pessoas e a gestão regulatória; exercer as demais atribuições que lhe foram conferidas por este Estatuto e pelo Conselho de Administração ~~e, ainda, privativamente:~~. O Diretor Presidente tem como seus deveres exclusivos:

(a) Of the Chief Executive Officer:~~,~~ to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws~~,~~ and by the Board of Directors ~~and further, as its~~. The Chief Executive Officer have as his/hers exclusive ~~duty~~ duties:

(i) convocar e presidir as reuniões da Diretoria Executiva;	(i) to call and to chair the meetings of the Board of Executive Officers;
(ii) conceder licença aos membros da Diretoria Executiva e indicar-lhes substitutos;	(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;
(iii) coordenar e orientar os trabalhos dos Diretores Vice-Presidentes;	(iii) to coordinate and guide the work of the Vice Presidents;
(iv) propor ao Conselho de Administração as áreas de atuação de cada Diretor Vice-Presidente;	(iv) to recommend to the Board of Directors the areas of each Vice President;
(v) tomar decisões de caráter de urgência de competência da Diretoria Executiva, "ad referendum" desta;	(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi)  representar a Companhia em Assembleias Gerais de acionistas e/ou de quotistas da Sociedade e das sociedades direta ou indiretamente controladas e/ou coligadas, ou indicar um Diretor Vice-Presidente ou um procurador para, em seu lugar, representar a Companhia; e

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) indicar os membros do Conselho de Administração e da Diretoria Executiva das sociedades direta ou indiretamente controladas e/ou coligadas, de acordo com a quantidade de ações ou quotas detidas pela Companhia, nos termos da alínea “ad” do Art. 17 deste Estatuto.

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(b) Ao Diretor Vice-Presidente Executivo Sênior: auxiliar o Diretor Presidente em todas as suas atribuições. O Diretor Vice-Presidente Executivo Sênior terá como atribuições exclusivas, em relação à Companhia e às suas subsidiárias direta ou indiretamente controladas e associadas:

b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) supervisionar o desenvolvimento de novos negócios, as áreas administrativas e financeiras;	(i) to supervise the development of new business, administrative and financial activities;
(ii) supervisionar a comunicação, as questões legais, de sustentabilidade, tecnologia da informação, suprimentos e infraestrutura;	(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;
(iii) supervisionar as operações de distribuição, geração, transmissão e prestação de serviços.	(iii) to supervise the energy distribution, generation, transmission, and trading, and service operations.

(c)~~(b)~~ Ao Diretor ~~Presidente Adjunto~~ Vice-Presidente Executivo:  (i) auxiliar o ~~Diretor Presidente~~ Diretor Vice-Presidente Executivo Sênior em todas as suas funções. ~~a conduzir e dirigir todos os negócios e a administração geral da Companhia e das sociedades direta ou indiretamente controladas e coligadas; auxiliar o Diretor Presidente a promover o desenvolvimento e a execução da estratégia corporativa, incluindo a gestão de riscos e pessoal; e a gestão regulatória, auxiliando o Diretor Presidente a desempenhar as demais atribuições que lhe forem designadas pelo presente Estatuto, pelo Conselho de Administração e, ainda, como sua exclusiva competência:~~

~~b)~~c) Of the ~~Deputy Chief~~ Executive Vice President ~~Officer,~~: (i) to assist the Senior ~~Chief~~ Executive Vice President ~~Officer~~ in all of his/hers duties. ~~to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, assist the Chief Executive Officer to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, assist the Chief Executive Officer to perform the other duties that are assigned to him/her by these Bylaws, by the Board of Directors and further, as its exclusive duty to:~~

~~(i) auxiliar o Diretor Presidente a coordenar e orientar o trabalho dos Diretores Vice-Presidentes;~~	~~(i) assist the Chief Executive Officer to coordinate and guide the work of the Executive Vice Presidents;~~
~~(ii) auxiliar o Diretor Presidente a indicar ao Conselho de Administração as áreas de atuação cada Diretor Vice-Presidente; e~~	~~(ii) assist the Chief Executive Officer to recommend to the Board of Directors the areas of each Executive Vice President;~~

~~(iii) auxiliar o Diretor Presidente a nomear os membros do Conselho de Administração e da Diretoria Executiva das sociedades direta ou indiretamente controladas e/ou coligadas à Companhia, de acordo com o número de ações ou cotas detidas pela Companhia, nos termos da alínea "ad", do Art. 17 deste Estatuto; e~~

 ~~(iii) assist the Chief Executive Officer to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein~~.

~~b(iv)~~ (ii) ~~realizar~~ dirigir e liderar a gestão dos recursos humanos da Companhia e das sociedades direta ou indiretamente controladas e/ou coligadas à Companhia, ~~conforme aplicável~~.	~~(iv) carry out the management of~~ (ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.~~, as applicable.~~

(d) ~~(c)~~ Ao Diretor Vice-Presidente de Operações Reguladas:~~,~~ dirigir e liderar os negócios relativos à distribuição de energia elétrica, observando e fazendo observar a regulação e os riscos inerentes aos negócios nas empresas direta e indiretamente controladas pela Companhia, competindo-lhe propor e gerir os investimentos; propor e implantar novos projetos, garantindo a excelência das operações; gerir os processos relativos à operação da distribuição e respectivos  assuntos regulatórios, à engenharia de operações, e aos processos relacionados aos contratos de compra e venda de energia dos negócios de distribuição, em harmonia com o planejamento estratégico da Companhia;

d)~~c)~~ Of the Regulated Operations Vice President:~~,~~ to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(e) ~~(d)~~ Ao Diretor Vice-Presidente de Operações de Mercado:~~,~~ dirigir e liderar os negócios de geração, comercialização,  transmissão e prestação de serviços relativos a energia elétrica nas empresas direta e indiretamente controladas pela Companhia, competindo-lhe propor e gerir os investimentos relacionados a esses negócios, propor e implantar novos projetos, garantindo a excelência e o  desenvolvimento das operações, planejar e realizar as atividades de  venda de energia e de serviços,  observando e fazendo observar a regulação e os  riscos inerentes aos negócios, e gerir a engenharia de operações e os processos de eficiência energética, em harmonia com o planejamento estratégico da Companhia;

e)~~d)~~ Of the Market Operations Vice President:~~,~~ to conduct and lead the electric energy generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(f) ~~(e)~~ Ao Diretor Vice-Presidente Jurídico & Relações Institucionais:~~,~~ dirigir e liderar as comunicações externas e a interlocução institucional, bem como os assuntos jurídicos e de sustentabilidade; definir e garantir o cumprimento dos princípios e normas legais, de meio-ambiente e de comunicação da Companhia e das sociedades direta ou indiretamente controladas, ou coligadas, e realizar ações corretivas na ocorrência de eventuais incidentes jurídicos, regulatórios, ambientais e de reputação, em harmonia com o planejamento estratégico da Companhia;

f)~~e)~~ Of the Legal and Institutional Relations Vice President:~~,~~ to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(g)~~(f)~~ Ao Diretor Vice-Presidente de Desenvolvimento de Negócios e Planejamento:~~,~~ dirigir e liderar a avaliação do potencial de novos negócios e o desenvolvimento de novos negócios nas áreas de distribuição, geração, ~~e~~ comercialização, transmissão e prestação de serviços relativos a energia elétrica, além de outras atividades correlatas ou complementares; o estudo de potenciais novos negócios e venda de ativos; bem como dirigir e liderar os processos ~~de gestão~~ dos planos estratégicos, de energia e inovação na  Companhia e nas sociedades direta ou indiretamente controladas, em harmonia com o planejamento estratégico da Companhia;

g)~~f)~~ Of the Business Development and Planning Vice President:~~,~~ to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and  services, and other related or complementary activities; the assessment of potential business and assets sales; as well as conduct and lead the strategic, energy and innovation ~~management~~ planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(h)(~~g)~~ Ao Diretor Vice-Presidente Financeiro e de Relações com Investidores:~~,~~ dirigir e liderar a administração ~~e gestão~~ das atividades financeiras da Companhia e das sociedades direta e indiretamente controladas, incluindo a análise de investimentos, a propositura e contratação de empréstimos e financiamentos, as operações de tesouraria, planejamento e controle financeiro e tributário, e a gestão das atividades inerentes à contabilidade, competindo-lhe, ainda, desempenhar as funções de representante da Companhia e das sociedades diretamente controladas em suas relações com os investidores e o mercado de capitais;

h)~~g)~~ Of the Financial and Investors Relations Vice President:~~,~~ to conduct and lead the administration ~~and management~~ of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

(i)~~(h)~~ Ao Diretor Vice-Presidente Financeiro Adjunto:~~,~~ auxiliar o Diretor Vice-Presidente Financeiro e de Relações com Investidores a realizar as das atividades financeiras da Companhia e das sociedades direta e indiretamente controladas, incluindo a análise de investimentos, a propositura e contratação de empréstimos e financiamentos, as operações de tesouraria, planejamento e controle financeiro e tributário, e a gestão das atividades inerentes à contabilidade e assessorar o Vice-Presidente Financeiro e de Relações com Investidores nas suas funções perante os acionistas e o público em geral; e

i)~~h)~~ Of the Deputy Chief Financial Officer:~~,~~ to assist the Financial and Investors Relations Vice President to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Financial and Investors Relations Vice President ~~of Investors Relations~~ in his attributions before the shareholders and the public in general; and

(j)~~(i)~~ Ao Diretor Vice-Presidente de Gestão Empresarial:~~,~~ dirigir e liderar os processos de planejamento de tecnologia da informação, qualidade, suprimentos, infraestrutura, e ~~gestão de~~ procedimentos logísticos; gerir os processos e sistemas de gestão organizacional, propor e/ou disseminar normas inerentes a esses processos, bem como propor, avaliar, planejar e implantar novos projetos e investimentos pertinentes a tais processos, com ênfase nos princípios de eficácia empresarial da Companhia e das sociedades direta e indiretamente controladas ou coligadas, em harmonia com o planejamento estratégico da Companhia.

j)~~i)~~ Of the Business Management Vice President:,  to conduct and lead the information technology, quality, supplies, infrastructure and logistics ~~management~~ processes; to conduct the organizational management processes and systems and to propose and/or disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Artigo 19 - O mandato dos membros da Diretoria será de 2 (dois) anos, admitida reeleição.	Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Artigo 20 - Na hipótese de vagar um dos cargos de Diretor Vice-Presidente, caberá ao Diretor-Presidente substituí-lo provisoriamente ou indicar, dentre os demais Diretores, a quem competirá acumular as funções correspondentes ao cargo vago, até que se proceda a eleição do substituto pelo Conselho de Administração. Em caso de vaga no cargo de Diretor-Presidente, o Conselho de Administração determinará qual membro da Diretoria Executiva exercerá temporariamente a função, até a eleição do substituto.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Parágrafo 1º - O Diretor-Presidente, nos seus impedimentos temporários, será substituído por um membro da Diretoria Executiva a ser escolhido pelo Presidente do Conselho de Administração.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Parágrafo 2º - Em caso de ausência ou impedimento temporário de qualquer Diretor Vice-Presidente, caberá ao Diretor-Presidente substituí-lo ou designar outro Diretor Vice-Presidente para fazê-lo.	Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Artigo 21 - Compete à Diretoria:	Article 21 - The duties of the Board of Executive Officers are to:

(a) Praticar todos os atos necessários ao funcionamento regular da Companhia;	a) Perform all acts necessary to the regular operation of the Company;

(b) Submeter à aprovação do Conselho de Administração as Políticas e Estratégias da Companhia;	b) Submit to the Board of Directors the Company Policies and Strategies;

~~(d)~~(c) Aprovar a abertura, a alteração de endereço e o encerramento de filiais, escritórios, agências ou outras instalações em qualquer parte do País, conforme previsto no Artigo 3º deste Estatuto;	~~(d)~~ (c) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

~~(e)~~(d) Recomendar ao Conselho de Administração (i) a aquisição de qualquer ativo fixo de valor igual ou superior a ~~R$47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) e a alienação ou oneração de qualquer ativo fixo de valor igual ou superior a ~~R$3.517.000,00 (três milhões, quinhentos e dezessete mil reais)~~ R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) (ii) a  constituição  de qualquer espécie de garantia que não envolva ativos fixos  de  valor  igual  ou  superior  a ~~R$47.260.000,00 (quarenta e sete milhões, duzentos e sessenta mil reais)~~ R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) e a constituição  de  qualquer  espécie de garantia que  envolva ativos fixos de valor igual ou superior a ~~R$3.517.000,00 (três milhões, quinhentos e dezessete mil reais)~~ R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) em  negócios  que  digam respeito aos interesses e atividades da Companhia  e/ou de sociedades direta ou indiretamente controladas pela Companhia; e (iii) a celebração de contratos, pela Companhia, com acionistas ou com pessoas por eles direta ou indiretamente controladas ou a ele coligadas ou relacionadas, de valor superior a ~~R$11.851.000,00 (onze milhões, oitocentos e cinquenta e um mil reais)~~ R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais);

~~(e)~~ (d) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$. 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than ~~forty-seven million, two hundred and sixty thousand reais (R$. 47,260,000.00)~~fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than ~~three million, five hundred and seventeen thousand reais (R$3,517,000.00)~~three million, seven hundred and eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

~~(f)~~(e) Submeter à aprovação do Conselho de Administração um calendário anual, informando sobre eventos corporativos programados e contendo no mínimo as informações constantes do Regulamento do Novo Mercado da B3;

~~(f)~~ (e) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

~~(g)~~(f) Aprovar a contratação de instituição depositária prestadora dos serviços de ações escriturais da Companhia e/ou das sociedades direta ou indiretamente controladas pela Companhia;	(~~g)~~ (f) Approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries; ~~and~~

~~(h)~~(g) Submeter à aprovação do Conselho de Administração o plano quinquenal, bem como suas revisões anuais e o orçamento anual; e	~~(h)~~ (g) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget~~.~~; and

~~(i)~~(h) Sem prejuízo das alçadas de competência do Conselho de Administração, estabelecidas no art. 17 do presente Estatuto Social, deliberar, ~~prévia e expressamente~~, em relação Companhia e/ou às sociedades direta ou indiretamente controladas pela Companhia, sobre:

~~(i)~~ (h) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, ~~previously and expressly~~, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

~~(i.1) celebração de atos e contratos de compra de materiais e prestação de serviços de valor igual ou superior a R$ 5.926.000,01 (cinco milhões novecentos e vinte e seis mil reais e um centavo), exceto contratos~~

~~i.1) execution of purchase and sale acts and agreements for supplies and services in amounts equal to or higher than five million, nine hundred and twenty six thousand reais and one cent (R$ 5,926,000.01) except for service agreements executed with financial institutions and power purchase and sale agreements,~~

~~de serviços celebrados com instituições financeiras e contratos de compra e venda de energia, para os quais deve ser observada a alçada constante no item (i.2) abaixo;~~	~~for which the competence indicated in item (i.2) below should be overseen;~~

~~(i.2.~~ (h.1) celebração de atos e contratos de qualquer outra natureza de valor global igual ou superior ~~R$11.851.000,00 (onze milhões, oitocentos e cinquenta e um mil reais)~~ R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais), ainda que se refira a despesas previstas no orçamento anual ou no plano quinquenal de negócios;

~~i.2~~ (h.1) execution of acts and agreements of any nature with a total amount equal to or higher that ~~that eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00~~)~~, even if it refers to expenses set out in the yearly budget or in the five year business plan;

~~(i.3~~(h.2) a aquisição de qualquer ativo fixo de valor igual ou superior a ~~R$11.851.000,00 (onze milhões, oitocentos e cinquenta e um mil reais)~~ R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais);

~~i.3~~ (h.2) acquisition of any fixed assets in amounts equal to or higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~ twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

~~(i.4.~~(h.3) alienação oneração ou constituição de qualquer espécie de garantia que não envolva ativos fixos de valor igual ou superior a ~~R$11.851.000,00 (onze milhões, oitocentos e cinquenta e um mil reais)~~ R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou das sociedades direta ou indiretamente controladas; e alienação, oneração  ou a constituição de qualquer espécie de garantia que envolva ativos fixos de valor igual ou superior a ~~R$ 1.394.000,01 (um milhão, trezentos e noventa e quatro mil reais e um centavo)~~ R$ 1.499.000,01 (um milhão, quatrocentos e noventa e nove mil reais e um centavo) em negócio  que digam respeito aos interesses e atividades da Companhia e/ou das sociedades direta ou indiretamente controladas ou de qualquer valor caso tais ativos fixos sejam bens imóveis.

~~i.4~~ (h.3) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than ~~eleven million, eight hundred and fifty one thousand reais (R$ 11,851.000.00)~~twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal,    encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts equal to or higher than ~~one million, three hundred and ninety four million reais and one cent (R$ 1,394,000.01)~~one million, four hundred and ninety-nine million reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Artigo 22 - A Diretoria Executiva reunir-se-á, validamente, por convocação do Diretor Presidente, com a presença de, no mínimo, metade mais um dos Diretores eleitos e deliberará pelo voto ~~da maioria~~ de mais de 80% (oitenta por cento) dos presentes~~, sendo atribuído ao Diretor Presidente, em caso de empate, o voto de qualidade~~.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by ~~majority~~ vote of more than 80% (eighty per cent) of those present~~, and the Chief Executive Officer shall have the casting vote in case of a tie~~.

Artigo 23 - Todos os atos, contratos ou documentos que impliquem responsabilidade para a Companhia, ou desonerem terceiros de responsabilidade ou obrigações para com a Companhia deverão, sob pena de não produzirem efeitos contra a mesma, ser assinados (i) por 2 (dois) Diretores Executivos; (ii) por um único Diretor Executivo, desde que previamente autorizado pelo Conselho de Administração; (iii) por um Diretor Executivo em conjunto com um procurador ou (iv) por dois procuradores.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Parágrafo 1º - As procurações outorgadas pela Companhia deverão (i) ser assinadas por 2 (dois) membros da Diretoria Executiva, (ii) especificar expressamente os poderes conferidos e (iii) conter prazo de validade limitado a no máximo 1 (um) ano, sem poderes para substabelecimento, com exceção: (a) das procurações “ad judicia” e “ad judicia et extra”, que poderão ser substabelecidas e outorgadas por prazo indeterminado e (b) das procurações outorgadas a instituições financeiras, que poderão ser estabelecidas pelo prazo do(s)  respectivo(s) contrato(s) de financiamento.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Parágrafo 2º - Ressalvado o disposto neste Estatuto, a Companhia poderá ser representada por um único Diretor Executivo ou procurador (i) na prática de atos de simples rotina administrativa, inclusive os praticados (a) perante repartições públicas em geral, autarquias, empresas públicas, sociedades de economia mista, Junta Comercial, órgãos de proteção ao crédito, órgãos de classe, Justiça do Trabalho, INSS, FGTS e seus bancos arrecadadores, (b) junto a concessionárias ou permissionárias de serviços públicos, em atos que não importem em assunção de obrigações ou na desoneração de obrigações de terceiros, (c) para preservação de seus direitos em processos administrativos ou de qualquer outra natureza, e no cumprimento de suas obrigações fiscais, trabalhistas ou previdenciárias, (d) no endosso de títulos para efeitos de cobrança ou depósito em contas bancárias da Companhia; (ii) em processos licitatórios públicos e privados para realizar atualização cadastral, credenciamento, envio de declarações, habilitação, dentre outros atos; e (iii) para fins de recebimento de intimações, citações, notificações ou interpelações, ou ainda para representação da Companhia em Juízo.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Parágrafo 3º - É vedado aos Diretores e procuradores praticar atos estranhos ao objeto social, bem como prestar garantias e/ou assumir obrigações em benefício ou em favor de terceiros sem o prévio e expresso consentimento do Conselho de Administração, sendo ineficazes em relação à Companhia os atos praticados em violação ao estabelecido neste dispositivo.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Artigo 24 - Compete a qualquer membro da Diretoria Executiva, além de exercer os poderes e atribuições conferidos pelo presente Estatuto, cumprir outras funções que vierem a ser fixadas pelo Conselho de Administração.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Artigo 25 - O Diretor Presidente poderá afastar qualquer membro da Diretoria Executiva, devendo informar a sua decisão e os motivos que a fundamentam ao Conselho de Administração, devendo ser formalizada a demissão na próxima reunião do referido órgão. As funções do Diretor Vice-Presidente afastado serão, até a nomeação do substituto, desempenhadas pelo Diretor designado pelo Diretor Presidente.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CAPÍTULO V	CHAPTER V
DO CONSELHO FISCAL	THE FISCAL COUNCIL

Artigo 26 - O Conselho Fiscal será composto por 03 (três) membros efetivos e igual número de suplentes, todos eleitos e destituíveis pela Assembleia Geral, com mandato unificado de 1 (um) ano, sendo permitida a reeleição.

Article 26- The Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Parágrafo 1º - Ao menos 1 (um) dos membros do Conselho Fiscal será considerado membro independente.	Paragraph 1 - At least 1 (one) of the members of the Fiscal Council shall be considered as independent member.

Parágrafo 2º - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal.	Paragraph 2 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council.

Parágrafo 3º - A posse dos membros do Conselho Fiscal estará condicionada à assinatura do termo de posse, que deve contemplar sua sujeição à cláusula compromissória referida no Artigo ~~34~~ 35 deste Estatuto Social, bem como ao atendimento dos requisitos legais aplicáveis.

Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause ~~34~~ 35 herein, as well as the attendance of the applicable legal requirements.

Parágrafo 4º - Os honorários dos membros do Conselho Fiscal serão fixados pela Assembleia Geral Ordinária.	Paragraph 4 - The fees of the Fiscal Council members shall be fixed by the Annual Shareholders’ Meeting.

Parágrafo 5º - As atribuições do Conselho Fiscal são as fixadas em lei e seu funcionamento será permanente.	Paragraph 5 - The duties of the Fiscal Council are the ones set out in the law and it shall function permanently.

CAPITULO VI	CHAPTER VI
DO EXERCÍCIO SOCIAL	THE FISCAL YEAR

Artigo 27 - O exercício social terminará em 31 de dezembro de cada ano, quando serão elaboradas as demonstrações financeiras do exercício, observado que serão também elaboradas demonstrações financeiras a cada trimestre, excetuado o último de cada ano. As demonstrações financeiras do exercício social serão, após manifestação dos Conselhos de Administração e Fiscal, submetidas à Assembleia Geral Ordinária, juntamente com proposta de destinação do resultado do exercício.

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders’ Meeting, together with a proposal for the allocation of the fiscal year result.

Parágrafo 1º - A Companhia e os seus administradores deverão, pelo menos uma vez ao ano, realizar reunião pública com analistas e quaisquer outros interessados, para divulgar informações quanto à sua respectiva situação econômico-financeira, projetos e perspectivas.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Parágrafo 2º - O lucro líquido do exercício terá obrigatoriamente a seguinte destinação:	Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

(a) 5% (cinco por cento), antes de qualquer outra destinação, para a formação da reserva legal, até atingir 20% (vinte por cento) do capital social subscrito;	a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

(b) pagamento de dividendo obrigatório, observado o disposto no Artigo 29 deste Estatuto;	b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

(c) o lucro remanescente, ressalvada deliberação em contrário da Assembleia Geral, será destinado à formação de reserva de reforço de capital de giro, cujo total não poderá exceder o valor do capital social subscrito; e

c) the remaining profit, except as otherwise resolved by the Shareholders’ Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

(d) em caso de prejuízo no exercício, as reservas constituídas poderão ser utilizadas para absorver o prejuízo remanescente, sendo ~~a Reserva de Ajustes do Ativo Financeiro da Concessão e~~ a Reserva Legal~~, nesta ordem,~~ a~~s~~ última~~s~~ a ser~~em~~ absorvida~~s~~.

d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the ~~Reserve for Adjustment of the Concession Financial Assets and the~~ Legal Reserve, ~~in this order,~~ the last to be absorbed.

Artigo 28 - A Companhia distribuirá como dividendo, em cada exercício social, no mínimo 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado nos termos do artigo 202 da Lei n.º 6.404/76.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Artigo 29 - Por deliberação do Conselho de Administração, conforme disposto na alínea “u” do Artigo 17 deste Estatuto, o dividendo obrigatório poderá ser pago antecipadamente, no curso do exercício e até a Assembleia Geral Ordinária que determinar o respectivo montante; o valor do dividendo antecipado será compensado com o do dividendo obrigatório do exercício. A Assembleia Geral Ordinária determinará o pagamento do saldo do dividendo obrigatório, se houver, bem como a reversão àquela reserva do valor pago antecipadamente.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders’ Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders’ Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Artigo 30 - A Companhia levantará balanço semestral em 30 de junho de cada ano e poderá, por determinação do Conselho de Administração, levantar balanços em períodos menores.	Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Parágrafo 1º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros apurados no balanço semestral e, observados as disposições legais, à conta de lucros apurados em balanço relativo a período menor que o semestre, ou à conta de lucros acumulados ou reservas de lucros existentes no último balanço anual ou semestral.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Parágrafo 2º - O Conselho de Administração poderá declarar juros sobre o capital próprio, nos termos do §7º do artigo 9º da Lei nº 9.249/95 e imputá-los ao pagamento do dividendo mínimo obrigatório.	Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Artigo 31 - Os dividendos, salvo deliberação em contrário da Assembleia Geral, serão pagos no prazo máximo de 60 (sessenta) dias contados da data da deliberação de sua distribuição e, em qualquer caso, dentro do exercício social.

Article 31 - The dividends, except as otherwise decided by the Shareholders’ Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Artigo 32 - Nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral poderá atribuir ao Conselho de Administração e à Diretoria Executiva participação nos lucros, respeitados os limites do § 1º do artigo 152 da Lei nº 6.404/76, cabendo ao Conselho de Administração definir a respectiva distribuição.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders’ Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Artigo 33 - Os dividendos declarados não renderão juros nem serão corrigidos monetariamente e, se não forem reclamados no prazo de 3 (três) anos, contado do início do seu pagamento, prescreverão em favor da Companhia.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CAPÍTULO VII	CHAPTER VII
ALIENAÇÃO DE CONTROLE	TRANSFER OF CONTROL

Artigo 34 - A alienação direta ou indireta de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição de que o adquirente do controle se obrigue a realizar oferta pública de aquisição de ações, tendo por objeto as ações de emissão da Companhia de titularidade dos demais acionistas, observando as condições e os prazos previstos na legislação e na regulamentação em vigor e no Regulamento do Novo Mercado, de forma a assegurar-lhes tratamento igualitário àquele dado ao alienante.

Article 34 - The direct or indirect disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under condition that the acquirer of control undertakes to carry out a tender offer, for the shares issued by the Company  held by the other shareholders, subject to the conditions and terms set forth by the applicable legislation and the rules of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the selling shareholder.

CAPÍTULO VIII	CHAPTER VIII
JUÍZO ARBITRAL	ARBITRATION

Artigo 35 – A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal, efetivos e suplentes, obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda da sua condição de emissor, acionistas, administradores e membros do Conselho Fiscal, em especial, decorrentes das disposições contidas na Lei 6.385/76, na Lei 6.404/76, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Novo Mercado, dos demais regulamentos da B3 e do Contrato de Participação no Novo Mercado.

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank  and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the Novo Mercado Regulation, other regulations from B3, and of the Novo Mercado Participation Agreement.

CAPITULO IX	CHAPTER IX
DISSOLUÇÃO E LIQUIDAÇÃO	DISSOLUTION AND WINDING UP

Artigo 36 - A Companhia se dissolverá nos casos previstos em lei, competindo ao Conselho de Administração determinar o modo de liquidação e nomear o liquidante.	Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CAPÍTULO X	CHAPTER X
DISPOSIÇÕES FINAIS	GENERAL PROVISIONS

Artigo 37 – As disposições do Regulamento do Novo Mercado prevalecerão sobre as disposições estatutárias em casos de conflito.	Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event conflict.

Artigo 38 – É vedada a concessão de financiamento ou de garantia de qualquer espécie a terceiros, sob qualquer modalidade, para negócios estranhos ao objeto social da Companhia.	Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Artigo 39 - Os valores monetários referidos nos Artigos 17 e 21 deste Estatuto foram atualizados na data base de 1º de janeiro de ~~2018~~ 2019, e serão corrigidos no início de cada exercício social, com base na variação do IGP-M da Fundação Getúlio Vargas ocorrida no exercício anterior; e, na falta deste, por outro índice publicado pela mesma Fundação que reflita a perda do poder de compra da moeda nacional ocorrida no período.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, ~~2018~~ 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

CPFL ENERGIA S.A.	CPFL ENERGIA S.A.
Companhia Aberta	Publicly-Held Company
CNPJ/MF 02.429.144/0001-93 – NIRE 35.300.186.133	CNPJ/MF 02.429.144/0001-93 – NIRE 35.300.186.133

ESTATUTO SOCIAL DA CPFL ENERGIA S.A.	BY-LAWS OF CPFL ENERGIA S.A.

CAPÍTULO I	CHAPTER I
DENOMINAÇÃO, OBJETO, SEDE E DURAÇÃO	CORPORATE NAME, PURPOSES, HEADQUARTERS AND TERM

Artigo 1º - A CPFL Energia S.A. reger-se-á pelo presente Estatuto e pela legislação aplicável.	Article 1 - CPFL Energia S.A. shall be governed by these Bylaws and the applicable legislation.

Parágrafo Único – Com o ingresso da Companhia no Novo Mercado da B3 S.A. – Brasil, Bolsa, Balcão (“B3”), sujeitam-se a Companhia, seus acionistas, incluindo acionistas controladores, administradores e membros do Conselho Fiscal, quando instalado, às disposições do Regulamento do Novo Mercado.

Sole Paragraph – With the Company joining the special listing segment named Novo Mercado of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, its Directors and Officers and the Fiscal Council members, when installed, shall obey by the provisions of the Rules of Novo Mercado

Artigo 2º - A Companhia tem por objeto social:	Article 2 - The Company has as its corporate purpose to:

(a) a promoção de empreendimentos no setor de geração, distribuição, transmissão e comercialização de energia elétrica e atividades correlatas;	(a) foster enterprises in the electricity generation, distribution, transmission and trading industry and related activities;

(b)           a prestação de serviços em negócios de energia elétrica, bem como a prestação de serviços de apoio técnico, operacional, administrativo e financeiro,especialmente a sociedades controladas e coligadas; e

(b) render services related to electricity, as well as render technical, operating, administrative and financial support services, especially to affiliated or subsidiary companies; and

(c)           a participação no capital de outras sociedades, ou a participação em associações, que tenham atividades semelhantes às exercidas pela Companhia, notadamente sociedades cujo objeto seja promover, construir, instalar e explorar projetos de geração, distribuição, transmissão e comercialização de energia elétrica e serviços correlatos.

(c) hold interest in the capital of other companies, or in associations, engaged in activities similar to the ones performed by the Company specially companies having as purpose fostering, building, setting up and commercially exploring projects for the electricity generation, distribution, transmission and sale and related services.

Artigo 3º - A Companhia tem sede e foro na cidade de Campinas, Estado de São Paulo, na Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, podendo abrir, alterar o endereço e encerrar filiais, escritórios, agências ou outras instalações em qualquer parte do País, por deliberação da Diretoria Executiva e, no exterior, por deliberação do Conselho de Administração.

Article 3 - The Company has its head office and jurisdiction in the city of Campinas, State of São Paulo, at Rua Jorge Figueiredo Corrêa, nº 1.632, parte, Jardim Professora Tarcília, CEP 13087-397, and may open, change the address and close branches, offices agencies, or other facilities in any places of Brazil, by decision of the Board of Executive Officers, or abroad by decision of the Board of Directors.

Artigo 4º - O prazo de duração da Companhia é indeterminado.	Article 4 - The duration term of the Company is undetermined.

CAPÍTULO II	CHAPTER II
DO CAPITAL SOCIAL E DAS AÇÕES	CAPITAL STOCK AND SHARES

Artigo 5º - O capital social da Companhia é de R$ 5.741.284.174,75 (cinco bilhões, setecentos e quarenta e um milhões, duzentos e oitenta e quatro mil, cento e setenta e quatro reais e setenta e cinco centavos), totalmente subscrito e integralizado, dividido em 1.017.914.746 (um bilhão, dezessete milhões, novecentas e quatorze mil, setecentas e quarenta e seis) ações ordinárias, todas nominativas, escriturais, e sem valor nominal.

Article 5 - The capital stock of the Company is five billion, seven hundred and forty-one million, two hundred and eighty-four thousand, one hundred and seventy-seven reais and seventy-five cents (R$ 5,741,284,177.75), fully subscribed and paid in, divided into 1,017,914,746 (one billion, seventeen million, nine hundred and fourteen thousand, seven hundred and forty-six) common shares, all nominative, book-entry shares with no par value.

Parágrafo 1º - O capital social poderá ser aumentado, na forma do Artigo 168 da Lei nº 6.404/76, mediante a emissão de até 500.000.000 (quinhentos milhões) de novas ações ordinárias, por deliberação do Conselho de Administração, independentemente de reforma estatutária.

Paragraph 1 - The capital stock may be increased, pursuant to Article 168 of Law No. 6,404/76, by issuing up to five hundred million (500,000,000) new common shares, by decision of the Board of Directors, irrespective of amendment to the Bylaws.

Parágrafo 2º - Até o limite do capital autorizado, o Conselho de Administração poderá, ainda, deliberar sobre: (i)a emissão de ações, debêntures conversíveis em ações ou bônus de subscrição, que poderá ser realizada sem direito de preferência para os acionistas, nos termos do Artigo 172 da Lei 6.404/76, e (ii) a outorga de opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem direito de preferência para os acionistas, de acordo com plano aprovado pela Assembleia Geral. Nos aumentos de capital por subscrição particular, o prazo para o exercício do direito de preferência não poderá ser inferior a 30 (trinta) dias. A critério do Conselho de Administração poderá ser excluído o direito de preferência para os acionistas, ou reduzido o prazo para o exercício do direito de preferência, na emissão de ações, debêntures conversíveis em ações ou bônus de subscrição, cuja colocação seja feita mediante venda em bolsa de valores ou subscrição pública ou, ainda, permuta por ações em oferta pública de aquisição de controle, nos termos do Artigo 172 da Lei 6.404/76. Nas emissões de ações, debêntures conversíveis em ações ou bônus de subscrição destinadas à subscrição pública ou particular, a Diretoria Executiva, mediante aviso publicado na imprensa, comunicará aos acionistas a deliberação do Conselho de Administração em aumentar o capital social, informando todas as características e condições da emissão e o prazo para o exercício do direito de preferência, se houver.

Paragraph 2 - Up to the limit of the authorized capital, the Board of Directors may also decide on the following: (i) issuance of shares, debentures convertible into shares or subscription warrants, which may be issued without preemptive rights of shareholders, pursuant to Article 172 of Federal Law No. 6,404/76 (Brazilian Corporations Law), and (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting. In case of capital increase by means of private subscription, the preemptive right to other shareholders shall have a term of execution longer than thirty (30) days. At the discretion of the Board of Directors, the Company may issue shares, debentures convertible into shares or subscription bonuses to be sold in stock exchanges or by means of public subscriptions or in exchange for shares in the context of tender offers aimed at acquiring control without the preemptive rights or with a reduced term for the exercise of preemptive rights pursuant to the provisions of Article 172 of Law No. 6,404/76. In the context of issuances of shares, debentures convertible into shares or subscription bonuses for public or private subscription, the Board of Executive Officers, by notice published in the press, shall inform the shareholders of the resolution of the Board of Directors to increase the capital stock, informing all the characteristics and conditions of the issuance as well as the term for the exercise of the preemptive right, if any.

Parágrafo 3º - Na hipótese prevista no parágrafo 1º deste Artigo, competirá ao Conselho de Administração fixar o preço de emissão e o número de ações a serem subscritas, bem como o prazo e condições da subscrição e integralização, com exceção da integralização em bens, que dependerá da aprovação da Assembleia Geral, na forma da Lei.

Paragraph 3 – In the event provided in Paragraph 1 of this Article, the Board of Directors shall set the issue price and the number of shares to be subscribed, as well as the time limit and conditions to subscribe and to pay in, except for the payment in property, which shall depend on the approval by the Shareholders’ Meeting, in accordance with the Law.

Parágrafo 4º - As integralizações das ações subscritas serão efetivadas à vista.
Paragraph 4 - The subscribed shares shall be paid up in cash.

Parágrafo 5º - A mora do acionista na integralização do capital subscrito importará a cobrança de juros de 1% (um por cento) ao mês, ou fração, contados do 1º (primeiro) dia do não cumprimento da obrigação, correção monetária na forma admitida em lei mais multa equivalente a 10% (dez por cento) do valor em atraso e não integralizado.

Paragraph 5 - The shareholder who fails to pay in its subscribed shares, shall pay the Company interest in arrears of one per cent (1%) per month or fraction thereof, counted as of the first (1st) day from the failure to perform the obligation, monetarily adjusted as allowed by law, added by a fine equivalent to ten per cent (10%) of the amount in arrears and not paid in.

Parágrafo 6º - A Companhia poderá adquirir ações de sua própria emissão, para efeito de cancelamento ou permanência em tesouraria, determinar a sua revenda ou recolocação no mercado, por deliberação do Conselho de Administração, observadas as normas expedidas pela Comissão de Valores Mobiliários - CVM e demais disposições legais aplicáveis, conforme previsto na alínea “l” do Artigo 17 deste Estatuto.

Paragraph 6 - The Company may acquire shares issued by itself for purposes of cancellation or to be kept as treasury shares, determine that they will be sold or replaced on the market, by resolution of the Board of Directors, observing to the rules issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) - CVM and other applicable legal provisions, in accordance with item “l” of Article 17 herein.

Parágrafo 7º - As ações são indivisíveis perante a Companhia e cada ação terá direito a 01 (um) voto nas Assembleias Gerais.	Paragraph 7 - The shares are indivisible before the Company and each share shall entitle to one (1) vote in the Shareholders’ Meetings.

Parágrafo 8º - A Companhia, por deliberação da Diretoria Executiva, contratará serviços de ações escriturais com instituição financeira autorizada pela Comissão de Valores Mobiliários a manter esse serviço, podendo ser cobrada dos acionistas a remuneração de que trata o parágrafo 3º do Artigo 35 da Lei 6.404/76, e que venha a ser definida no Contrato de Custódia, conforme previsto na alínea “g” do Artigo 21 deste Estatuto.

Paragraph 8 - The Company, by resolution of the Board of Executive Officers, shall retain book-entry shares services with a financial institution authorized by the Brazilian Securities and Exchange Commission (“CVM”) to provide such services, and the shareholders may be charged for the fee set forth in Paragraph 3 of Article 35 of Law No. 6,404/76, according to the terms to be defined in the Services Agreement, in accordance with item “g” of Article 21 herein.

Artigo 6º - A Companhia poderá emitir debêntures, conversíveis ou não em ações, que conferirão aos seus titulares direito de crédito contra ela na forma da Lei.	Article 6 - The Company may issue debentures, convertible into shares or not, which shall entitle their holders to credit rights against it, pursuant to the Law.

Parágrafo Único – Nos termos do disposto no Parágrafo 1º do Artigo 59 da Lei nº 6.404/76, o Conselho de Administração poderá deliberar sobre a emissão de debêntures simples, não conversíveis em ações e sem garantia real.

Sole Paragraph - Pursuant to provision in Paragraph 1, Article 59, of Law No. 6,404/76, the Board of Directors may decide on the issue of simple debentures, not convertible into shares and without security interest.

Artigo 7º - É vedada a emissão de ações preferenciais e de Partes Beneficiárias pela Companhia.	Article 7 - The Company may not issue preferred shares or founders’ shares.

CAPITULO III	CHAPTER III
DA ASSEMBLEIA GERAL	THE SHAREHOLDERS’ MEETING

Artigo 8º - A Assembleia Geral reunir-se-á ordinariamente, até o dia 30 de abril de cada ano, na forma da lei, a fim de:	Article 8 - The Shareholders’ Meeting shall meet regularly until April 30th of each year, pursuant to the law, in order to:

(a) tomar as contas dos administradores relativas ao último exercício social;	(a) decide on the management accounts referring to the last fiscal year;

(b) examinar, discutir e votar as demonstrações financeiras, instruídas com parecer do Conselho Fiscal;	(b) examine, discuss and vote the financial statements, accompanied by the opinion of the Fiscal Council;

(c) deliberar sobre a destinação do lucro líquido do exercício e a distribuição dos dividendos;	(c) decide on the allocation of the net profit of the fiscal year and distribution of dividends;

(d) eleger os membros efetivos e suplentes do Conselho de Administração;	(d) elect the effective and substitute members of the Board of Directors;

(e) eleger os membros efetivos e suplentes do Conselho Fiscal; e	(e) elect the effective and substitute members of the Fiscal Council; and

(f) fixar os honorários globais dos membros do Conselho de Administração e da Diretoria Executiva, bem como os honorários do Conselho Fiscal.	(f) determine the global compensation of the members of the Board of Directors and of the Board of Executive Officers, as well as the compensation of the Fiscal Council.

Artigo 9 - A Assembleia Geral reunir-se-á extraordinariamente sempre que convocada pelo Conselho de Administração, pelo Conselho Fiscal, ou por acionistas, na forma da lei.	Article 9 - The Shareholders’ Meeting shall meet extraordinarily whenever called by the Board of Directors, by the Fiscal Council, or by shareholders, in accordance with the Law.

Parágrafo Único - Compete à Assembleia Geral, além das demais atribuições previstas em lei ou neste Estatuto, aprovar e deliberar sobre:	Sole Paragraph - The Shareholders’ Meeting will be responsible, in addition to the matters under its responsibilities provided in the law or in these Bylaws for the following:

(a) o cancelamento do registro de Companhia Aberta perante a Comissão de Valores Mobiliários;	(a) the cancellation of the registration as a publicly-held company with the Brazilian Securities and Exchange Commission (“CVM”);

(b) a saída do Novo Mercado da B3 S.A.;	(b) the delisting from the Novo Mercado of B3 S.A.;

(c) a escolha de empresa especializada responsável pela determinação do valor econômico da Companhia para fins da oferta pública prevista no Capítulo VII deste Estatuto Social, dentre uma lista tríplice de empresas indicadas pelo Conselho de Administração;

(c) the appointment of a specialized firm to determine the economic value of the Company shares, in the event of a public offering as contemplated under Chapter VII of these Bylaws, based on a list of three selected firms provided by the Board of Directors;

(d) os planos para outorga de opção de compra de ações a administradores e empregados da Companhia e das sociedades direta ou indiretamente controladas pela Companhia, sem direito de preferência dos acionistas; e

(d) the plans for the granting of stock options to members of management and employees of the Company and companies directly or indirectly controlled by the Company, without the preemptive rights by the shareholders; and

(e) a reforma do Estatuto Social.	(e) the amendments to the Bylaws.

Artigo 10 - As Assembleias Gerais serão presididas pelo Presidente do Conselho de Administração, na sua ausência, pelo Vice-Presidente e, na ausência deste, por outro membro do Conselho de Administração. Caberá ao Presidente da Assembleia Geral a escolha do Secretário.

Article 10 - The Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors, or in its absence, by the Vice Chairman, or in the absence of the Vice Chairman, by any other member of the Board of Directors. The Chairman of the Shareholder’s Meeting shall elect the Secretary.

Parágrafo Único - As deliberações das Assembleias Gerais serão tomadas pela anuência da maioria simples dos acionistas presentes.	Sole Paragraph - The decisions of the Shareholders’ Meeting shall be made by the simple majority of the attending shareholders.

Artigo 11 - Os acionistas poderão fazer-se representar nas Assembleias Gerais por procurador, constituído na forma do Parágrafo 1º do Artigo 126 da Lei nº 6404/76, sendo solicitado o depósito prévio do instrumento de procuração e documentos necessários na sede social até 24 (vinte e quatro) horas antes da hora marcada para a realização da Assembleia Geral.

Article 11 - The shareholders may be represented in the Shareholders’ Meetings by an attorney-in-fact, appointed pursuant to Paragraph 1, Article 126, of Law No. 6,404/76, being requested the advance delivery of the power of attorney instrument and necessary documents to the headquarters up to twenty-four (24) hours prior to the time scheduled to hold the Shareholders’ Meeting.

Parágrafo Único - O acionista que comparecer à Assembleia Geral munido dos documentos exigidos poderá participar e votar, ainda que tenha deixado de depositá-los previamente.	Sole Paragraph - The shareholder who attends the Shareholders’ Meeting in possession of the required documents may participate and vote, even if they have not delivered such documents previously.

Artigo 12 - A Assembleia Geral somente poderá deliberar sobre assuntos constantes da ordem do dia do Edital de Convocação.	Article 12 – The Shareholders’ Meeting may only consider and vote on the matters in the agenda of the Call Notice.

Parágrafo Único - Os documentos pertinentes à(s) matéria(s) a ser(em) deliberada(s) na Assembleia Geral deverão ser colocados à disposição dos acionistas, na sede da Companhia, na data da publicação do primeiro anúncio de convocação, ressalvadas as hipóteses em que a Lei ou a regulamentação vigente exigir sua disponibilização em prazo maior.

Sole Paragraph – All documents pertaining to the matters to be considered and voted in the Shareholders’ Meeting must be made available to shareholders, at the headquarters of the Company, on the date of the publication of the first call notice, except as provided otherwise by Law or the applicable  regulations requiring their availability in greater advance.

CAPÍTULO IV	CHAPTER IV
ÓRGÃOS DA ADMINISTRAÇÃO	MANAGEMENT BODIES

SEÇÃO I	SECTION I
Disposições Comuns aos Órgãos da Administração	General Provisions Applicable to the Management Bodies

Artigo 13 - A administração da Companhia compete ao Conselho de Administração e à Diretoria Executiva.	Article 13 - The management of the Company shall be incumbent to the Board of Directors and the Board of Executive Officers.

Parágrafo Único – Os cargos de Presidente do Conselho de Administração e de Diretor Presidente ou principal executivo da Companhia não poderão ser acumulados pela mesma pessoa.	Sole Paragraph - The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive of the Company are separate, and no person may accumulate both functions.

Artigo 14 - Os membros do Conselho de Administração e da Diretoria Executiva serão investidos em seus respectivos cargos mediante assinatura, nos 30 dias seguintes à respectiva eleição, de termo de posse, que deve contemplar sua sujeição à cláusula compromissória referida no Artigo 35 deste Estatuto Social, no livro próprio, bem como ao atendimento dos requisitos legais aplicáveis, e permanecerão em seus cargos até a investidura dos novos administradores eleitos.

Article 14 - The members of the Board of Directors and of the Board of Executive Officers shall take office in their respective positions upon signing, in the thirty (30) days after their respective election, the instrument of investiture in the appropriate book that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the compliance of the applicable legal requirements, and shall remain in their positions until the new managers elected take office.

Parágrafo Único - Os administradores da Companhia deverão aderir às Políticas de Divulgação de Ato ou Fato Relevante e de Negociação de Valores Mobiliários de Emissão da Companhia, mediante assinatura do Termo respectivo.

Sole Paragraph - The managers of the Company must adhere to the Policies for Disclosure of Material Act or Fact and Trading on Company Securities, upon signature of the respective Instrument.

SEÇÃO II	SECTION II
Do Conselho de Administração	The Board of Directors

Artigo 15 - O Conselho de Administração é composto por um mínimo de 05 (cinco) membros, todos eleitos e destituíveis pela Assembleia Geral com mandato unificado de 1 (um) ano, sendo permitida a reeleição.

Article 15 - The Board of Directors shall be composed of at least five (5) members, elected and dismissible by the Shareholders’ Meeting for unified one-year term, reelection being permitted.

Parágrafo 1º - O Conselho de Administração deverá ser composto por Conselheiro(s) Independente(s) conforme disposto abaixo:	Paragraph 1 – In the composition of the Board of Directors, there should be Independent Director(s), as provided below:

(a) se o Conselho de Administração for composto por 5 (cinco) membros, deverá haver 1 (um) Conselheiro Independente;	(a) if the Board of Directors is composed of five (5) members, there should be one (1) Independent Director;
(b) se o Conselho de Administração for composto por 6 (seis) a 10 (dez) membros, deverá haver 2 (dois) Conselheiros Independentes; e	(b) if the Board of Directors is composed of six (6) to ten (10) members, there should be two (2) Independent Directors; and

(c) se o Conselho de Administração for composto por mais de 10 (dez) membros, o número de Conselheiros Independentes será de 20% (vinte por cento) do número total de membros do Conselho de Administração.

(c) if the Board of Directors is composed of more than ten (10) members, the number of Independent Directors shall be twenty percent (20%) of the total number of members of the Board of Directors.

Parágrafo 2º - Os Conselheiros Independentes serão expressamente declarados como tais na ata da Assembleia Geral que os eleger, sendo também considerado(s) como independente(s) o(s) conselheiro(s) eleito(s) mediante faculdade prevista nos Parágrafos 4º e 5º do Artigo 141, da Lei 6.404/76.

Paragraph 2 - The Independent Directors shall be expressly identified as such in the minutes of the Shareholders’ Meeting in which they are elected, being the Directors elected under the right set forth in Paragraphs 4 and 5, Article 141 of Law No. 6,404/76 also considered as Independent Directors.

Parágrafo 3º - Para fins deste artigo, o termo "Conselheiro Independente" significa o Conselheiro que: (i) não tem qualquer vínculo com a Companhia, exceto participação de capital; (ii) não é acionista controlador, cônjuge ou parente até segundo grau daquele, ou não é ou não foi, nos últimos 3 (três) anos, vinculado à sociedade ou entidade relacionada ao acionista controlador (pessoas vinculadas a instituições públicas de ensino e/ou pesquisa estão excluídas desta restrição); (iii) não foi, nos últimos 3 (três) anos, empregado ou diretor da Companhia, do Acionista Controlador ou de sociedade controlada pela Companhia; (iv) não é fornecedor ou comprador, direto ou indireto, de serviços e/ou produtos à Companhia, em magnitude que implique perda de independência; (v) não é funcionário ou administrador de sociedade  ou entidade que esteja oferecendo ou demandando serviços e/ou produtos à Companhia; (vi) não é cônjuge ou parente até segundo grau de algum administrador da Companhia; e (vii) não recebe outra remuneração da Companhia além daquela decorrente do cargo de conselheiro (proventos em dinheiro oriundos de participação no capital estão excluídos desta restrição).

Paragraph 3 - For the purposes of this Article, “Independent Director” means a member of the Board of Directors who: (i) has no ties to the Company, except for owning an equity share of its capital stock; (ii) is not a controlling shareholder, the controlling shareholder’s spouse or a relative to the second degree, is not or has not been linked in the last three (3) years to a company or entity with ties to the controlling shareholder (this restriction does not apply to people linked to governmental institutions of education and research); (iii) has not been, in the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of any other company controlled by the Company; (iv) is not a direct or indirect supplier or purchaser of the Company’s services or products, to a degree that results in loss of independency; (v) is not an employee or manager of a company or entity that supplies to or buys services or products from the Company; (vi) is not a spouse or a relative to the second degree of any manager of the Company; and (vii) does not receive any compensation from the Company except for that related to its activities as member of the Board of Directors (this restriction does not apply to cash from equity interests in the capital stock).

Parágrafo 4º - O Conselho de Administração terá um Presidente e um Vice-Presidente, eleitos por seus membros na primeira reunião que ocorrer após a eleição dos conselheiros.

Paragraph 4º - The Board of Directors shall have a Chairman and a Vice Chairman, elected by its members in the first meeting that takes place after the election of the members of the Board of Directors.

Parágrafo 5º - A Assembleia Geral poderá eleger suplentes para o Conselho de Administração que substituirão o(s) conselheiro(s) efetivo(s) a que estiver(em) vinculado(s), em sua(s) ausência(s) ou impedimento(s) temporário(s), observado o disposto no Parágrafo 1º do Artigo 16 deste Estatuto.

Paragraph 5º - The Shareholders’ Meeting may elect alternate members for the Board of Directors who will substitute the respective effective member(s) of the Board of Directors in their absence(s) or occasional impediment(s), observing the provisions set out in Paragraph 1, Article 16 herein.

Artigo 16 - Ocorrendo vaga no Conselho de Administração, o preenchimento se dará na forma da Lei.	Article 16 - In the event of any vacancy in the Board of Directors, the appointment of a new member shall occur pursuant to the Law.

Parágrafo 1º – No caso de ausência ou impedimento temporário do Presidente do Conselho de Administração, suas atribuições serão exercidas pelo Vice-Presidente ou, na falta deste, por outro Conselheiro indicado pelo Presidente do Conselho de Administração e, não havendo indicação, por escolha da maioria dos demais membros do Conselho.

Paragraph 1 – In the absence or in case of temporary impediment of the Chairman of the Board of Directors, they shall be replaced in their functions, by the Vice Chairman or, in their absence, by another Member of the Board of Directors that they may indicate and, if there is no such indication, as elected by the majority of members of the Board of Directors.

Parágrafo 2º - No caso de vacância do cargo de Presidente do Conselho, assumirá o Vice-Presidente, que permanecerá no cargo até que o Conselho escolha o seu novo titular, exercendo o substituto o mandato pelo prazo restante.

Paragraph 2 - In the event the position of Chairman of the Board of Directors is vacant, the Vice Chairman shall take the position until the Board of Directors appoints the new Chairman, who shall perform his/her duties for the remaining term of office.

Artigo 17 - Compete ao Conselho de Administração:	Article 17 - The duties of the Board of Directors are to:

(a) eleger o Diretor-Presidente e os Diretores Vice-Presidentes da Companhia, fixando sua remuneração mensal individual, respeitado o montante global estabelecido pela Assembleia Geral, bem como aprovar a eleição dos membros do Conselho de Administração e da Diretoria Executiva nas sociedades direta ou indiretamente controladas e/ou coligadas da Companhia;

(a) elect the Chief Executive Officer and the Vice President Officers of the Company, setting the monthly individual remuneration, with due regard to the global amount established by the Shareholders’ Meeting, and approve the election of the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company;

(b) fixar a orientação geral dos negócios da Companhia e das sociedades direta e indiretamente controladas, aprovando previamente os respectivos planos estratégicos, os projetos de expansão, os programas de investimento, as políticas empresariais, os orçamentos anuais e o plano quinquenal de negócios, bem como suas revisões anuais;

(b) set the general business guidelines of the Company and its direct and indirect subsidiaries, previously approving the respective strategic plans, expansion projects, investment programs, business policies, annual budgets and five-year business plan, as well as their annual reviews;

(c) fiscalizar a gestão dos Diretores, examinando, a qualquer tempo, as atas, livros e papéis da Companhia, solicitando, através do Diretor Presidente, informações sobre contratos celebrados, ou em vias de celebração, e quaisquer outros atos, pela Companhia e pelas sociedades direta ou indiretamente controladas;

(c) supervise the management of the Officers, examining at any time the minutes, books and documents of the Company, requesting through the Chief Executive Officer, information about executed contracts, or contracts to be executed, and any other acts by the Company and its direct or indirect subsidiaries;

(d) convocar a Assembleia Geral, quando julgar conveniente, ou nos casos em que a convocação é determinada pela lei ou por este Estatuto;	(d) call the Shareholders’ Meeting, whenever it deems convenient, or in the cases the call is determined by law or by these Bylaws;

(e) manifestar-se sobre o Relatório da Administração, as contas da Diretoria Executiva e as demonstrações financeiras, definir a política de dividendos e propor à Assembleia Geral a destinação do lucro líquido de cada exercício;

(e) express its opinion on the Management’s Report, the accounts of the Board of Executive Officers and the financial statements, define the dividend policy and recommend to the Shareholders’ Meeting the allocation of the net profit of each fiscal year;

(f) deliberar sobre o aumento de capital, no limite do capital autorizado, através da (i) emissão de ações, debêntures conversíveis em ações ou bônus de subscrição ou (ii) outorga de opção de compra de ações a administradores e empregados da Companhia ou de sociedade sob seu controle, ou a pessoas naturais que lhes prestem serviços, sem direito de preferência para os acionistas, de acordo com plano aprovado pela Assembleia Geral, nos termos do Parágrafo 2º do Artigo 5º deste Estatuto;

(f) decide on the capital increase within the authorized capital limit through (i) the issue of shares, convertible debentures and subscription warrants; or (ii) the granting of stock options to managers and employees of the Company or its subsidiaries, or natural persons providing services thereto, without preemptive right to current shareholders, in accordance with the plan approved by the Shareholders’ Meeting, pursuant to Paragraph 2 of Article 5 herein;

(g) deliberar sobre as condições de emissão de notas promissórias destinadas à distribuição pública, nos termos da legislação em vigor;	(g) decide on the conditions to issue promissory notes for public distribution, pursuant to the applicable law;

(h) deliberar sobre a seleção e/ou destituição dos auditores externos da Companhia e das sociedades direta ou indiretamente controladas;	(h) decide on the appointment and/or dismissal of the independent auditors of the Company and its direct and indirect subsidiaries;

(i) deliberar sobre a contratação de empréstimo ou assunção de dívida de valor igual ou superior a R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) pela Companhia e suas sociedades direta ou indiretamente controladas;

(i) decide on obtaining loans or debt assumption in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) by the Company and its direct and indirect subsidiaries;

(j) definir lista tríplice de instituições ou empresas especializadas em avaliação econômica para a elaboração de laudo de avaliação das ações da Companhia, nos casos de ofertas públicas para  cancelamento de registro de companhia aberta ou para saída do Novo Mercado previstas no Capítulo VII deste Estatuto;

(j) define a triple nomination list of institutions or firms specialized in economic valuation of companies to prepare the report on the valuation of the Company's shares, in the cases of tender offers for the delisting of the Company or for withdrawal of the Company from the Novo Mercado, as provided in the Chapter VII of these Bylaws;

(s) deliberar sobre a constituição de qualquer espécie de garantia que não envolva ativos fixos de valor igual ou superior a R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou de sociedades direta ou indiretamente controladas; e a constituição de qualquer espécie de garantia que envolva ativos fixos de valor igual ou superior a R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou de sociedades direta ou indiretamente controladas;

(s) decide on constituting any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company, and establishing any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or companies directly or indirectly controlled by the Company;

(t) autorizar prévia e expressamente, a prestação de garantia ou a assunção de dívidas, pela Companhia e/ou sociedades direta ou indiretamente controladas, em benefício ou favor de terceiros;	(t) previously and expressly authorize, the offering of guarantee or assumption of debt, by the Company and/or its direct or indirect subsidiaries, to the benefit or on favor of third parties;

(u) declarar dividendos à conta de lucro apurado em balanços semestrais ou em períodos menores, à conta de lucros acumulados ou de reservas de lucros existentes, nos termos da legislação em vigor, bem como declarar juros sobre capital próprio, observado o disposto nos Artigos 28 e 29 deste Estatuto;

(u) declare dividends to the profit account as calculated in the semi-annual balances or balances prepared for shorter periods, to the account of accrued profits or of profit reserves pursuant to the legislation in force, as well as declare interest on equity, observing the provisions in Articles 28 and 29 herein;

(v) deliberar sobre a criação e a composição de Comitês e Comissões para assessorá-lo nas deliberações de assuntos específicos de sua competência;	(v) decide on the establishment and composition of Committees and Commissions to advise it on the decision of specific matters within the scope of its duties;

(w) aprovar o próprio Regimento Interno, bem como dos Comitês e Comissões de Assessoramento ao Conselho de Administração;	(w) approve the its own internal regulations and those of Advisory Committees and Commissions to the Board of Directors;

(x) aprovar e submeter à Assembleia Geral proposta de plano para a outorga de opção de compra de ações aos administradores e empregados da Companhia e de outras sociedades que sejam controladas direta ou indiretamente pela Companhia, nos termos do Parágrafo 2º do Artigo 5º;

(x) approve and submit to the Shareholders’ Meeting proposal of plan for the granting of share purchase options to managers and employees of the Company and companies directly or indirectly controlled by the Company, pursuant to Paragraph 2 of Article 5 herein;

(y) autorizar previamente a celebração de acordos de sócios ou de acionistas e qualquer alteração em contratos de concessão firmados pela companhia, por sociedades direta ou indiretamente controladas, ou coligadas;

(y) previously authorize the execution of Shareholders’ or Partners’ Agreements and any amendment to Concession Agreements executed by the Company or any directly or indirectly controlled company, or associated companies;

(z) aprovar o calendário anual, informando sobre eventos corporativos programados pela Companhia e contendo no mínimo as informações constantes do Regulamento do Novo Mercado da B3 S.A.;	(z) approve the Company’s Annual Corporate Events Calendar, which shall contain at least the information provided for in the Novo Mercado Regulation provided by B3 S.A.;

(aa) manifestar-se favorável ou contrariamente a respeito de qualquer oferta pública de aquisição de ações que tenha por objeto as ações de emissão da Companhia, por meio de parecer prévio fundamentado, divulgado em até 15 (quinze) dias da publicação do edital da oferta pública de aquisição de ações, que deverá abordar, no mínimo os requisitos previstos no Regulamento do Novo Mercado;

(aa) express its opinion, whether favorable or against it, regarding any tender offer for acquisition of shares issued by the Company, by previous substantiated opinion, disclosed within fifteen (15) days of the disclosure of the tender offer notice of the tender offer for acquisition of shares, which shall advise, at least  the requirements made by the applicable Novo Mercado rules; and

(ab) determinar o modo de liquidação e nomear o liquidante, nos casos de dissolução da Companhia previstos em lei, conforme disposto no Art. 36 deste Estatuto;	(ab) determine the method of liquidation and appoint the liquidator, in the cases of dissolution of the Company provided by Law, pursuant to Article 36 herein;

(ac) apreciar os resultados trimestrais da Companhia;	(ac) deliberate on the quarterly results of the Company;

(ad) aprovar previamente as indicações a serem feitas pelo Diretor Presidente para compor os órgãos de administração das sociedades direta e indiretamente controladas e/ou coligadas;	(ad) previously approve the nominations by the Chief Executive Officer, for the boards of directors of companies directly or indirectly controlled and/or associated companies;

(ae) deliberar sobre qualquer assunto proposto pelo Diretor Presidente que não seja de competência privativa da Assembleia Geral;	(ae) consider and vote on any matter proposed by the Chief Executive Officer that is not the exclusive responsibility of the Shareholders’ Meeting;

(af) exercer os demais poderes que lhe sejam atribuídos por lei e pelo presente Estatuto; e	(af) exercise the other powers granted upon it by the law or by these Bylaws, and

(ag) resolver os casos omissos neste Estatuto e exercer outras atribuições que a lei, ou este Estatuto, não confira a outro órgão da Companhia.	(ag) resolve any silent cases in these Bylaws and perform other duties that the law, or these Bylaws do not assign to another body of the Company.

Parágrafo 1º - O Conselho de Administração realizará, no mínimo, 12 (doze) reuniões anuais em caráter ordinário, conforme calendário a ser divulgado no primeiro mês de cada exercício social, podendo, entretanto, ser realizadas reuniões extraordinárias, caso o Presidente assim solicite, por iniciativa própria ou mediante provocação de qualquer membro. As deliberações do Conselho de Administração serão tomadas pela anuência da maioria simples dos membros presentes (dentre eles, obrigatoriamente, o Presidente ou o Vice-Presidente).

Paragraph 1 - The Board of Directors shall hold at least twelve (12) ordinary meetings per year, in accordance with calendar to be released in the first month of each fiscal year, but may however hold extraordinary meetings if its Chairman so requests, by his/her own initiative or at the request of any of its member. The resolutions of the Board of Directors shall be taken by majority vote of members then present (with the mandatory presence among them of the Chairman or Vice Chairman).

Parágrafo 2º - As reuniões do Conselho de Administração serão convocadas com 09 (nove) dias de antecedência por comunicação enviada pelo Presidente ou Vice-Presidente do Conselho de Administração, com a indicação das matérias a serem tratadas e acompanhadas dos documentos de apoio porventura necessários.

Paragraph 2 - The meetings of Board of Directors shall be called at least nine (9) days in advance by call sent by the Chairman or Vice Chairman of the Board of Directors, indicating the agenda and accompanied by the supporting documents that may be necessary.

Parágrafo 3º - Em caso de manifesta urgência, as reuniões do Conselho de Administração poderão ser convocadas em prazo inferior ao mencionado no Parágrafo 2º acima.	Paragraph 3 - In the event of evident urgency, the meetings of the Board of Directors may be called with notice shorter than as provided in Paragraph 2 above.

Parágrafo 4º - A presença de todos os membros permitirá a realização de reuniões do Conselho de Administração independentemente de convocação.	Paragraph 4 - The meetings of the Board of Directors may be held irrespective of call with the presence of all its members.

Parágrafo 5º - Caso não haja quórum de instalação em primeira convocação, o Presidente deverá convocar nova reunião do Conselho de Administração, a qual poderá instalar-se, em segunda convocação -- a ser feita com pelo menos 7 (sete) dias de antecedência --, com qualquer número. A matéria que não estiver na ordem do dia da reunião original não poderá ser apreciada em segunda convocação, salvo se os conselheiros, por unanimidade, concordarem expressamente com a nova ordem do dia.

Paragraph 5 - In the event there is no quorum on first call, the Chairman shall call a new meeting of the Board of Directors, which may be installed on second call – to be made at least seven (7) days in advance –, with the presence of any number of members. The matter that is not included in the agenda of the original meeting may not be discussed on the second call, except with the unanimous presence of the members of the Directors and with their express agreement with the new agenda.

Parágrafo 6º - No caso de empate na votação, o Presidente do Conselho e, na sua ausência, o Vice-Presidente, terá, além do voto comum, o de qualidade.	Paragraph 6 - In the event of a tie, the Chairman of the Board of Directors and, in his/her absence, the Vice Chairman shall have, in addition to the regular vote, the casting vote.

Parágrafo 7º - Nas reuniões do Conselho de Administração será permitida a participação dos conselheiros através de conferência telefônica ou videoconferência e serão admitidos os votos por meio de delegação feita em favor de outro Conselheiro, por escrito antecipado e por fax, correio eletrônico ou por qualquer outro meio de comunicação, computando-se como presentes os membros que assim votarem.

Paragraph 7 – At the meetings of the Board of Directors, Directors may participate via conference call or video conference call, as well as vote, by means of delegation in favor of any of the Board members, anticipated vote in writing, and by facsimile or electronic data transmission, or any other means of communication, and those who vote through any of these means shall be computed as present at the Board Meeting.

SEÇÃO III	SECTION III
Da Diretoria Executiva	The Board of Executive Officers

Artigo 18 - A Diretoria Executiva compor-se-á de 10 (dez) membros: (i) um Diretor Presidente, (ii) um Diretor Vice-Presidente Executivo Sênior, (iii) um Diretor Vice-Presidente Executivo, (iv) um Diretor Vice-Presidente de Operações Reguladas, (v) um Diretor Vice-Presidente de Operações de Mercado, (vi) um Diretor Vice-Presidente Jurídico e de Relações Institucionais, (vii) um Diretor Vice-Presidente de Desenvolvimento de Negócios e Planejamento, (viii)  um Diretor Vice-Presidente Financeiro, que acumulará as funções de Diretor de Relações com Investidores, (ix) um Diretor Vice-Presidente Financeiro Adjunto e (x) um Diretor Vice-Presidente de Gestão Empresarial.

Article 18 - The Board of Executive Officers shall be comprised of ten (10) members, : (i) one of them to act as Chief Executive Officer, (ii) one as Senior Executive Vice President,  (iii) one as Executive Vice President, (iv) one as Regulated Operations Vice President, (v) one as Market Operations Vice President,  (vi) one as Legal and Institutional Relations Vice President; (vii) one as Business Development and Planning Vice President,  (viii) one as Chief Financial Officer, who shall also perform the duties of Investors Relations Officer; (ix) one as Deputy Chief Financial Officer and  (x) one as Business Management Vice President.

Parágrafo único - Compete:	Sole Paragraph - The respective duties of the members of the Board of Executive Officers are:

(a) Ao Diretor Presidente: dirigir e liderar todos os negócios e a administração geral da Companhia e das sociedades direta e indiretamente controladas e das coligadas; promover o desenvolvimento e a execução da estratégia corporativa, incluindo a gestão corporativa de riscos e de pessoas e a gestão regulatória; exercer as demais atribuições que lhe foram conferidas por este Estatuto e pelo Conselho de Administração. O Diretor Presidente tem como seus deveres exclusivos:

(a) Of the Chief Executive Officer:  to conduct and lead all the businesses and the general management of the Company and its direct and indirect subsidiaries and associates, to promote the development and the execution of the corporate strategy, including corporate risk and people management, and regulatory management, and to perform the other duties that are assigned to him/her by these Bylaws and by the Board of Directors. The Chief Executive Officer has as his/hers  exclusive duties:

(i) convocar e presidir as reuniões da Diretoria Executiva;	(i) to call and to chair the meetings of the Board of Executive Officers;
(ii) conceder licença aos membros da Diretoria Executiva e indicar-lhes substitutos;	(ii) to grant leave to the members of the Board of Executive Officers and appoint their substitutes;
(iii) coordenar e orientar os trabalhos dos Diretores Vice-Presidentes;	(iii) to coordinate and guide the work of the Vice Presidents;
(iv) propor ao Conselho de Administração as áreas de atuação de cada Diretor Vice-Presidente;	(iv) to recommend to the Board of Directors the areas of each Vice President;
(v) tomar decisões de caráter de urgência de competência da Diretoria Executiva, "ad referendum" desta;	(v) to make decisions of an urgent nature within the scope of duties of the Board of Executive Officers, “ad referendum” of the latter;

(vi)  representar a Companhia em Assembleias Gerais de acionistas e/ou de quotistas da Sociedade e das sociedades direta ou indiretamente controladas e/ou coligadas, ou indicar um Diretor Vice-Presidente ou um procurador para, em seu lugar, representar a Companhia; e

(vi) to represent the Company in the Shareholders’ Meetings and/or Quota holders’ meetings of the Company and direct or indirect subsidiaries and/or associates of the Company, or appoint a Vice President in his/her place, to represent the Company; and

(vii) indicar os membros do Conselho de Administração e da Diretoria Executiva das sociedades direta ou indiretamente controladas e/ou coligadas, de acordo com a quantidade de ações ou quotas detidas pela Companhia, nos termos da alínea “ad” do Art. 17 deste Estatuto.

(vii) to appoint the members of the Board of Directors and Board of Executive Officers in the direct or indirect subsidiaries and/or associates of the Company, in accordance with the number of shares or quotas held by the Company, pursuant to item “ad”, Article 17 herein.

(b) Ao Diretor Vice-Presidente Executivo Sênior: auxiliar o Diretor Presidente em todas as suas atribuições. O Diretor Vice-Presidente Executivo Sênior terá como atribuições exclusivas, em relação à Companhia e às suas subsidiárias direta ou indiretamente controladas e associadas:

(b) Of the Senior Executive Vice President:  to assist the Chief Executive Officer in all of his/hers duties. The Senior Executive Vice President have as his/hers exclusive duties, in connection with the company and its direct and indirect subsidiaries and associates:

(i) supervisionar o desenvolvimento de novos negócios, as áreas administrativas e financeiras;	(i) to supervise the development of new business, administrative and financial activities;
(ii) supervisionar a comunicação, as questões legais, de sustentabilidade, tecnologia da informação, suprimentos e infraestrutura;	(ii) to supervise the communication, legal, sustainability, information technology, supply chain, and infrastructure activities;
(iii) supervisionar as operações de distribuição, geração, transmissão e prestação de serviços.	(iii) to supervise the energy distribution, generation, transmission, and trading, and service operations.

(c) Ao Diretor Vice-Presidente Executivo:	(c) Of the Executive Vice President:
(i) auxiliar o Diretor Vice-Presidente Executivo Sênior em todas as suas funções.
(ii) dirigir e liderar a gestão dos recursos humanos da Companhia e das sociedades direta ou indiretamente controladas e/ou coligadas à Companhia.	(i) to assist the Senior Executive Vice President in all of his/hers duties.
(ii) to conduct and lead the human resources management of the Company and its direct and indirect subsidiaries and associates.

(d) Ao Diretor Vice-Presidente de Operações Reguladas: dirigir e liderar os negócios relativos à distribuição de energia elétrica, observando e fazendo observar a regulação e os riscos inerentes aos negócios nas empresas direta e indiretamente controladas pela Companhia, competindo-lhe propor e gerir os investimentos; propor e implantar novos projetos, garantindo a excelência das operações; gerir os processos relativos à operação da distribuição e respectivos  assuntos regulatórios, à engenharia de operações, e aos processos relacionados aos contratos de compra e venda de energia dos negócios de distribuição, em harmonia com o planejamento estratégico da Companhia;

(d) Of the Regulated Operations Vice President: to conduct and lead the businesses related to distribution of electric energy, in observance and ensuring the observation of the regulation and risks inherent to the businesses in direct and indirect subsidiaries of the Company, to propose and manage investments; to propose and implement new projects, ensuring operational excellence; to manage the processes of the distribution operation and respective regulatory affairs, operations engineering and processes related to the energy purchase and sale agreements of the distribution businesses, in line with the Company's strategic planning.

(e) Ao Diretor Vice-Presidente de Operações de Mercado: dirigir e liderar os negócios de geração, comercialização,  transmissão e prestação de serviços relativos a energia elétrica nas empresas direta e indiretamente controladas pela Companhia, competindo-lhe propor e gerir os investimentos relacionados a esses negócios, propor e implantar novos projetos, garantindo a excelência e o  desenvolvimento das operações, planejar e realizar as atividades de  venda de energia e de serviços,  observando e fazendo observar a regulação e os  riscos inerentes aos negócios, e gerir a engenharia de operações e os processos de eficiência energética, em harmonia com o planejamento estratégico da Companhia;

(e) Of the Market Operations Vice President: to conduct and lead the electric energy generation, commercialization, transmission and services businesses of direct and indirect subsidiaries of the Company, and also propose and manage investments related to these businesses, propose and implement new projects, ensure excellence and development of operations, plan and conduct energy and service sale activities, while complying and ensuring compliance with the regulations and risks inherent to the businesses, and manage energy efficiency operational engineering and processes, in line with the Company’s strategic plan.

(f) Ao Diretor Vice-Presidente Jurídico e de Relações Institucionais: dirigir e liderar as comunicações externas e a interlocução institucional, bem como os assuntos jurídicos e de sustentabilidade; definir e garantir o cumprimento dos princípios e normas legais, de meio-ambiente e de comunicação da Companhia e das sociedades direta ou indiretamente controladas, ou coligadas, e realizar ações corretivas na ocorrência de eventuais incidentes jurídicos, regulatórios, ambientais e de reputação, em harmonia com o planejamento estratégico da Companhia;

(f) Of the Legal and Institutional Relations Vice President: to conduct and lead external communications, and institutional communication, as well as legal and sustainability matters; to define and ensure the compliance with the principles and legal standards, environmental and communication rules of the Company and its direct or indirect subsidiaries, or associates, and to take remedial measures when legal, regulatory, environmental and reputational incidents occur, in line with the Company’s strategic plan.

(g) Ao Diretor Vice-Presidente de Desenvolvimento de Negócios e Planejamento: dirigir e liderar a avaliação do potencial de novos negócios e o desenvolvimento de novos negócios nas áreas de distribuição, geração, comercialização, transmissão e prestação de serviços relativos a energia elétrica, além de outras atividades correlatas ou complementares; o estudo de potenciais novos negócios e venda de ativos; bem como dirigir e liderar os processos dos planos estratégicos, de energia e inovação na  Companhia e nas sociedades direta ou indiretamente controladas, em harmonia com o planejamento estratégico da Companhia;

(g) Of the Business Development and Planning Vice President: to conduct and lead the assessment of the potential new businesses and the development of new businesses related to the areas of electricity distribution, generation, commercialization, transmission and  services, and other related or complementary activities; the assessment of potential business and assets sales; as well as conduct and lead the strategic, energy and innovation planning processes of the Company and its direct or indirect subsidiaries, in line with the Company’s strategic plan.

(h)  Ao Diretor Vice-Presidente Financeiro e de Relações com Investidores: dirigir e liderar a administração das atividades financeiras da Companhia e das sociedades direta e indiretamente controladas, incluindo a análise de investimentos, a propositura e contratação de empréstimos e financiamentos, as operações de tesouraria, planejamento e controle financeiro e tributário, e a gestão das atividades inerentes à contabilidade, competindo-lhe, ainda, desempenhar as funções de representante da Companhia e das sociedades diretamente controladas em suas relações com os investidores e o mercado de capitais;

(h) Of the Chief Financial and Investors Relations Officer: to conduct and lead the administration of the financial activities of the Company and its direct and indirect subsidiaries, including the investment analysis, recommending and undertaking of loans and financing operations, treasury operations, financial and tax planning and control, and the management of accounting activities, also with the duty to act as representative of the Company and its direct subsidiaries in the relations with investors and the capital markets;

(i)  Ao Diretor Vice-Presidente Financeiro Adjunto: auxiliar o Diretor Vice-Presidente Financeiro e de Relações com Investidores a realizar as das atividades financeiras da Companhia e das sociedades direta e indiretamente controladas, incluindo a análise de investimentos, a propositura e contratação de empréstimos e financiamentos, as operações de tesouraria, planejamento e controle financeiro e tributário, e a gestão das atividades inerentes à contabilidade e assessorar o Vice-Presidente Financeiro e de Relações com Investidores nas suas funções perante os acionistas e o público em geral; e

(i) Of the Deputy Chief Financial Officer: to assist the Chief Financial and Investors Relations  Officer to perform the financial activities of the Company and the companies directly and indirectly controlled by it, including investment analysis, proposal and hiring of loans and financings, treasury, planning, financial and tax control operations, and the management of the activities inherent to accounting; also, to assist the Chief Financial and Investors Relations Officer in his attributions before the shareholders and the public in general; and

(j) Ao Diretor Vice-Presidente de Gestão Empresarial: dirigir e liderar os processos de planejamento de tecnologia da informação, qualidade, suprimentos, infraestrutura, e procedimentos logísticos; gerir os processos e sistemas de gestão organizacional, propor e/ou disseminar normas inerentes a esses processos, bem como propor, avaliar, planejar e implantar novos projetos e investimentos pertinentes a tais processos, com ênfase nos princípios de eficácia empresarial da Companhia e das sociedades direta e indiretamente controladas ou coligadas, em harmonia com o planejamento estratégico da Companhia.

(j) Of the Business Management Vice President:  to conduct and lead the information technology, quality, supplies, infrastructure and logistics processes; to conduct the organizational management processes and systems and to propose and/or disseminate rules related to these processes, as well as propose, examine, assess, plan and implement new projects and investments pertinent to these processes, focusing on the principles of business effectiveness of the Company and its direct and indirect subsidiaries or associates, in line with the Company’s strategic planning.

Artigo 19 - O mandato dos membros da Diretoria será de 2 (dois) anos, admitida reeleição.	Article 19 - The term of office of the members of the Board of Officers shall be of two (2) years, reelection admitted.

Artigo 20 - Na hipótese de vagar um dos cargos de Diretor Vice-Presidente, caberá ao Diretor-Presidente substituí-lo provisoriamente ou indicar, dentre os demais Diretores, a quem competirá acumular as funções correspondentes ao cargo vago, até que se proceda a eleição do substituto pelo Conselho de Administração. Em caso de vaga no cargo de Diretor-Presidente, o Conselho de Administração determinará qual membro da Diretoria Executiva exercerá temporariamente a função, até a eleição do substituto.

Article 20 - In the event of vacancy of any of the Vice President Officer positions, the Chief Executive Officer shall replace him/her temporarily or appoint, among the other Vice President Officers, the one to accumulate the duties of the vacant position until the substitute is elected by the Board of Directors. In the event of vacancy of the position of Chief Executive Officer, the Board of Directors shall determine which member of the Board of Executive Officers shall perform his/her duties temporarily until the substitute is elected.

Parágrafo 1º - O Diretor-Presidente, nos seus impedimentos temporários, será substituído por um membro da Diretoria Executiva a ser escolhido pelo Presidente do Conselho de Administração.

Paragraph 1 - The Chief Executive Officer, during his/her temporary impediments shall be replaced by a member of the Board of Executive Officers to be determined by the Chairman of the Board of Directors.

Parágrafo 2º - Em caso de ausência ou impedimento temporário de qualquer Diretor Vice-Presidente, caberá ao Diretor-Presidente substituí-lo ou designar outro Diretor Vice-Presidente para fazê-lo.	Paragraph 2 - In the event of absence or temporary impediment of any Executive Vice President, the Chief Executive Officer shall replace him/her or appoint another Executive Vice President to do so.

Artigo 21 - Compete à Diretoria:	Article 21 - The duties of the Board of Executive Officers are to:

(a) Praticar todos os atos necessários ao funcionamento regular da Companhia;	(a) Perform all acts necessary to the regular operation of the Company;

(b) Submeter à aprovação do Conselho de Administração as Políticas e Estratégias da Companhia;	(b) Submit to the Board of Directors the Company Policies and Strategies;

(c) Aprovar a abertura, a alteração de endereço e o encerramento de filiais, escritórios, agências ou outras instalações em qualquer parte do País, conforme previsto no Artigo 3º deste Estatuto;	(c) Approve the opening, change of address and dissolution of branches, offices, agencies or other facilities in any part of the Country, as provided in Article 3 herein;

(d) Recomendar ao Conselho de Administração (i) a aquisição de qualquer ativo fixo de valor igual ou superior a R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) e a alienação ou oneração de qualquer ativo fixo de valor igual ou superior a R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) (ii) a  constituição  de qualquer espécie de garantia que não envolva ativos fixos  de  valor  igual  ou  superior  a R$ 50.829.000,00 (cinquenta milhões, oitocentos e vinte e nove mil reais) e a constituição  de  qualquer  espécie de garantia que  envolva ativos fixos de valor igual ou superior a R$ 3.783.000,00 (três milhões, setecentos e oitenta e três mil reais) em  negócios  que  digam respeito aos interesses e atividades da Companhia  e/ou de sociedades direta ou indiretamente controladas pela Companhia; e (iii) a celebração de contratos, pela Companhia, com acionistas ou com pessoas por eles direta ou indiretamente controladas ou a ele coligadas ou relacionadas, de valor superior a R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais);

(d) Recommend to the Board of Directors (i) the acquisition of any fixed asset in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the disposal or lien of any fixed asset in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00); (ii) the establishment of any type of guarantee not involving fixed assets in an amount equal to or higher than fifty million, eight-hundred and twenty-nine reais (R$ 50,829,000.00) and the establishment of any type of guarantee involving fixed assets in an amount equal to or higher than three million, seven hundred and  eighty-three thousand reais (R$ 3,783,000.00) in business concerning interests and activities of the Company and/or of companies directly or indirectly controlled by the Company, and (iii) the execution of agreements by the Company with shareholders or persons directly or indirectly controlled by them or affiliated or associated, in an amount higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(e) Submeter à aprovação do Conselho de Administração um calendário anual, informando sobre eventos corporativos programados e contendo no mínimo as informações constantes do Regulamento do Novo Mercado da B3;

(e) Submit to the Board of Directors an Annual Corporate Events Calendar, informing the scheduled corporate events and containing at least the information set out in the Novo Mercado Regulation provided by B3 S.A.;

(f) Aprovar a contratação de instituição depositária prestadora dos serviços de ações escriturais da Companhia e/ou das sociedades direta ou indiretamente controladas pela Companhia;	(f) Approve the engagement of depositary institutions for the rendering of bookkeeping services for book entry shares of the Company and/or its direct or indirect subsidiaries;

(g) Submeter à aprovação do Conselho de Administração o plano quinquenal, bem como suas revisões anuais e o orçamento anual;	(g) Submit to the approval of the Board of Directors the five-year plan, as well as its annual revisions and the annual budget.

(h) Sem prejuízo das alçadas de competência do Conselho de Administração, estabelecidas no art. 17 do presente Estatuto Social, deliberar, em relação Companhia e/ou às sociedades direta ou indiretamente controladas pela Companhia, sobre:

(h) Without prejudice to the sphere of competence of the Board of Directors, set forth in article 17 of these Bylaws, resolve, in relation to the Company and/or the companies directly or indirectly controlled by the Company, on:

(h.1) celebração de atos e contratos de qualquer outra natureza de valor global igual ou superior a R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais), ainda que se refira a despesas previstas no orçamento anual ou no plano quinquenal de negócios;

(h.1) execution of acts and agreements of any nature with a total amount equal to or higher that twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00), even if it refers to expenses set out in the yearly budget or in the five year business plan;

(h.2) a aquisição de qualquer ativo fixo de valor igual ou superior a R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais);	(h.2) acquisition of any fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00);

(h.3) alienação oneração ou constituição de qualquer espécie de garantia que não envolva ativos fixos de valor igual ou superior a R$ 12.746.000,00 (doze milhões, setecentos e quarenta e seis mil reais) em negócios que digam respeito aos interesses e atividades da Companhia e/ou das sociedades direta ou indiretamente controladas; e alienação, oneração  ou a constituição de qualquer espécie de garantia que envolva ativos fixos de valor igual ou superior a R$ 1.499.000,01 (um milhão, quatrocentos e noventa e nove mil reais e um centavo) em negócio  que digam respeito aos interesses e atividades da Companhia e/ou das sociedades direta ou indiretamente controladas ou de qualquer valor caso tais ativos fixos sejam bens imóveis.

(h.3) disposal, encumbrance or constitution of any kind of guarantee which does not involve fixed assets in amounts equal to or higher than twelve million, seven-hundred and forty-six thousand reais (R$ 12,746,000.00) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it; and the disposal,    encumbrance, or constitution of any kind of guarantee which involves fixed assets in amounts equal to or higher than one million, four hundred and ninety-nine thousand reais and one cent (R$ 1,499,000.01) in a business related to the activities of the Company and/or of the companies directly or indirectly controlled by it, or any value if the fixed asset is a real state.

Artigo 22 - A Diretoria Executiva reunir-se-á, validamente, por convocação do Diretor Presidente, com a presença de, no mínimo, metade mais um dos Diretores eleitos e deliberará pelo voto de mais de 80% (oitenta por cento) dos presentes.

Article 22 - The Board of Executive Officers shall meet, validly, upon call of the Chief Executive Officer, with the presence, at least, of half plus one Officers, and will decide by vote of more than 80% (eighty percent) of those present.

Artigo 23 - Todos os atos, contratos ou documentos que impliquem responsabilidade para a Companhia, ou desonerem terceiros de responsabilidade ou obrigações para com a Companhia deverão, sob pena de não produzirem efeitos contra a mesma, ser assinados (i) por 2 (dois) Diretores Executivos; (ii) por um único Diretor Executivo, desde que previamente autorizado pelo Conselho de Administração; (iii) por um Diretor Executivo em conjunto com um procurador ou (iv) por dois procuradores.

Article 23 - All the acts, agreements or documents that imply liability to the Company, or release third parties from liability or obligations to the Company, under the penalty of not being effective against it, shall be signed (i) by two (2) Executive Officers; (ii) by one Executive Officer alone, provided that previously authorized by the Board of Directors; (iii) by one Executive Officer jointly with an attorney-in-fact or (iv) by two attorneys-in-facts.

Parágrafo 1º - As procurações outorgadas pela Companhia deverão (i) ser assinadas por 2 (dois) membros da Diretoria Executiva, (ii) especificar expressamente os poderes conferidos e (iii) conter prazo de validade limitado a no máximo 1 (um) ano, sem poderes para substabelecimento, com exceção: (a) das procurações “ad judicia” e “ad judicia et extra”, que poderão ser substabelecidas e outorgadas por prazo indeterminado e (b) das procurações outorgadas a instituições financeiras, que poderão ser estabelecidas pelo prazo do(s)  respectivo(s) contrato(s) de financiamento.

Paragraph 1 - The powers of attorney granted by the Company shall (i) be signed by two (2) members of the Board of Executive Officers, (ii) expressly specify the powers granted; and (iii) state a validity term limited to a maximum of one (1) year, without authorization to delegation of powers, with the exception of: (a) “ad judicia” and “ad judicia et extra” powers of attorney, that may be delegated and granted for an undetermined period of time, and (b) the powers of attorney granted to financial institutions, which may be established for the respective period(s) of time of the financing contract(s).

Parágrafo 2º - Ressalvado o disposto neste Estatuto, a Companhia poderá ser representada por um único Diretor Executivo ou procurador (i) na prática de atos de simples rotina administrativa, inclusive os praticados (a) perante repartições públicas em geral, autarquias, empresas públicas, sociedades de economia mista, Junta Comercial, órgãos de proteção ao crédito, órgãos de classe, Justiça do Trabalho, INSS, FGTS e seus bancos arrecadadores, (b) junto a concessionárias ou permissionárias de serviços públicos, em atos que não importem em assunção de obrigações ou na desoneração de obrigações de terceiros, (c) para preservação de seus direitos em processos administrativos ou de qualquer outra natureza, e no cumprimento de suas obrigações fiscais, trabalhistas ou previdenciárias, (d) no endosso de títulos para efeitos de cobrança ou depósito em contas bancárias da Companhia; (ii) em processos licitatórios públicos e privados para realizar atualização cadastral, credenciamento, envio de declarações, habilitação, dentre outros atos; e (iii) para fins de recebimento de intimações, citações, notificações ou interpelações, ou ainda para representação da Companhia em Juízo.

Paragraph 2 - With due regard to provisions herein, the Company may be represented by an Executive Officer alone or attorney-in-fact (i) to perform merely administrative routine acts, including (a) before public agencies in general, quasi-governmental agencies, state-owned companies, joint private and public stock companies, Boards of Trade, Labor Courts, the INSS, FGTS and its collecting banks, (b) at the concessionaires or permissionaires of public utility services, in acts that do not imply the assumption of obligations or the release of third party obligations, (c) to protect its rights in administrative proceedings or any other proceedings, and to perform tax, labor or social security obligations, (d) to endorse negotiable instruments for purposes of collection or deposit in bank accounts held by the Company (ii) in public or private biding processes to perform record update, registration, submission of declarations, accreditation and other acts; (iii) to receive summons, service of process, notifications or writs, or further to represent the Company in Court.

Parágrafo 3º - É vedado aos Diretores e procuradores praticar atos estranhos ao objeto social, bem como prestar garantias e/ou assumir obrigações em benefício ou em favor de terceiros sem o prévio e expresso consentimento do Conselho de Administração, sendo ineficazes em relação à Companhia os atos praticados em violação ao estabelecido neste dispositivo.

Paragraph 3 - It is prohibited to the Officers and attorneys-in-fact to perform any acts strange to the corporate object, as well as to give guarantees and/or undertake obligations to the benefit or in favor of third parties without prior and express consent of the Board of Directors, being the acts performed in violation of this provision considered without effect in relation to the Company.

Artigo 24 - Compete a qualquer membro da Diretoria Executiva, além de exercer os poderes e atribuições conferidos pelo presente Estatuto, cumprir outras funções que vierem a ser fixadas pelo Conselho de Administração.

Article 24 - It is the duty of any member of the Board of Executive Officers, in addition to the exercise of the powers and duties assigned by these Bylaws, to perform other functions that may be determined by the Board of Directors.

Artigo 25 - O Diretor Presidente poderá afastar qualquer membro da Diretoria Executiva, devendo informar a sua decisão e os motivos que a fundamentam ao Conselho de Administração, devendo ser formalizada a demissão na próxima reunião do referido órgão. As funções do Diretor Vice-Presidente afastado serão, até a nomeação do substituto, desempenhadas pelo Diretor designado pelo Diretor Presidente.

Article 25 - The Chief Executive Officer may dismiss any member of the Board of Executive Officers, and shall inform his/her decision and the reasons supporting it to the Board of Directors, and the dismissal shall be formalized in the subsequent meeting of said body. The duties of the removed Executive Vice-President shall, until the appointment of the substitute, be performed by the Officer assigned by the Chief Executive Officer.

CAPÍTULO V	CHAPTER V
DO CONSELHO FISCAL	THE FISCAL COUNCIL

Artigo 26 - O Conselho Fiscal será composto por 03 (três) membros efetivos e igual número de suplentes, todos eleitos e destituíveis pela Assembleia Geral, com mandato unificado de 1 (um) ano, sendo permitida a reeleição.

Article 26- The Fiscal Council shall be composed of three (3) effective members and an equal number of alternates, which may be elected and removed by the Shareholders’ Meeting, with a unified term of office of one (1) year, reelection being permitted.

Parágrafo 1º - Ao menos 1 (um) dos membros do Conselho Fiscal será considerado membro independente.	Paragraph 1 - At least 1 (one) of the members of the Fiscal Council shall be considered as independent member.

Parágrafo 2º - Os membros do Conselho Fiscal serão investidos nos respectivos cargos mediante assinatura de termo de posse, lavrado no livro de atas das reuniões do Conselho Fiscal.	Paragraph 2 - The members of the Fiscal Council shall be vested in their respective offices upon signing the proper term, drawn up in the book of the minutes of the meetings of the Fiscal Council.

Parágrafo 3º - A posse dos membros do Conselho Fiscal estará condicionada à assinatura do termo de posse, que deve contemplar sua sujeição à cláusula compromissória referida no Artigo 35 deste Estatuto Social, bem como ao atendimento dos requisitos legais aplicáveis.

Paragraph 3 - The investiture of the members of the Fiscal Council taking office is conditioned to the signature of the term of investiture that shall contemplate the arbitration clause stablished in clause 35 herein, as well as the attendance of the applicable legal requirements.

Parágrafo 4º - Os honorários dos membros do Conselho Fiscal serão fixados pela Assembleia Geral Ordinária.	Paragraph 4 - The fees of the Fiscal Council members shall be fixed by the Annual Shareholders’ Meeting.

Parágrafo 5º - As atribuições do Conselho Fiscal são as fixadas em lei e seu funcionamento será permanente.	Paragraph 5 - The duties of the Fiscal Council are the ones set out in the law and it shall function permanently.

CAPITULO VI	CHAPTER VI
DO EXERCÍCIO SOCIAL	THE FISCAL YEAR

Artigo 27 - O exercício social terminará em 31 de dezembro de cada ano, quando serão elaboradas as demonstrações financeiras do exercício, observado que serão também elaboradas demonstrações financeiras a cada trimestre, excetuado o último de cada ano. As demonstrações financeiras do exercício social serão, após manifestação dos Conselhos de Administração e Fiscal, submetidas à Assembleia Geral Ordinária, juntamente com proposta de destinação do resultado do exercício.

Article 27 - The fiscal year shall end on December 31st of each year when the corresponding financial statements shall be prepared, noting that quarterly financial statements shall also be prepared, except in the last quarter of each year. The financial statements of the fiscal year shall, after opinion of the Board of Directors and Fiscal Council, be submitted to the Annual Shareholders’ Meeting, together with a proposal for the allocation of the fiscal year result.

Parágrafo 1º - A Companhia e os seus administradores deverão, pelo menos uma vez ao ano, realizar reunião pública com analistas e quaisquer outros interessados, para divulgar informações quanto à sua respectiva situação econômico-financeira, projetos e perspectivas.

Paragraph 1 - The Company and its managers shall, at least once a year, hold a public meeting with analysts and any interested parties, to disclose information in respect of its respective economic-financial situation, projects and perspectives.

Parágrafo 2º - O lucro líquido do exercício terá obrigatoriamente a seguinte destinação:	Paragraph 2 - The net profit of the fiscal year shall be mandatory allocated as follows:

(a) 5% (cinco por cento), antes de qualquer outra destinação, para a formação da reserva legal, até atingir 20% (vinte por cento) do capital social subscrito;	a) five per cent (5%), before any other location, to form the legal reserve, until it reaches twenty per cent (20%) of the subscribed capital stock;

(b) pagamento de dividendo obrigatório, observado o disposto no Artigo 29 deste Estatuto;	b) payment of mandatory dividend, with due regard to provision in Article 29 hereof;

(c) o lucro remanescente, ressalvada deliberação em contrário da Assembleia Geral, será destinado à formação de reserva de reforço de capital de giro, cujo total não poderá exceder o valor do capital social subscrito; e

c) the remaining profit, except as otherwise resolved by the Shareholders’ Meeting, shall be allocated to form the working capital reinforcement reserve, the total of which shall not exceed the amount of the subscribed capital stock; and

(d) em caso de prejuízo no exercício, as reservas constituídas poderão ser utilizadas para absorver o prejuízo remanescente, sendo a Reserva Legal a última a ser absorvida.	d) in the event of loss in the year, the accrued reserves may be used to absorb the remaining loss, after absorption by other reserves, being the Legal Reserve, the last to be absorbed.

Artigo 28 - A Companhia distribuirá como dividendo, em cada exercício social, no mínimo 25% (vinte e cinco por cento) do lucro líquido do exercício, ajustado nos termos do artigo 202 da Lei n.º 6.404/76.

Article 28 - The Company shall distribute as dividend, in every fiscal year, a minimum of twenty-five per cent (25%) of the net profit of the fiscal year, adjusted according to the terms of Article 202 of Law No. 6,404/76.

Artigo 29 - Por deliberação do Conselho de Administração, conforme disposto na alínea “u” do Artigo 17 deste Estatuto, o dividendo obrigatório poderá ser pago antecipadamente, no curso do exercício e até a Assembleia Geral Ordinária que determinar o respectivo montante; o valor do dividendo antecipado será compensado com o do dividendo obrigatório do exercício. A Assembleia Geral Ordinária determinará o pagamento do saldo do dividendo obrigatório, se houver, bem como a reversão àquela reserva do valor pago antecipadamente.

Article 29 - By resolution of the Board of Directors, in accordance with item “u” of Article 17, the mandatory dividend may be paid in advance, in the course of the fiscal year and until the Annual Shareholders’ Meeting that decides on the respective amount; the amount of the advanced dividend shall be offset against the mandatory dividend of the fiscal year. The Annual Shareholders’ Meeting shall decide on the payment of the existing mandatory dividend balance, as well as on the reversal to that reserve of the amount paid in advance.

Artigo 30 - A Companhia levantará balanço semestral em 30 de junho de cada ano e poderá, por determinação do Conselho de Administração, levantar balanços em períodos menores.	Article 30 - The Company shall prepare the semiannual balance on June 30 of each year and may, by resolution of the Board of Directors, prepare balances for shorter periods.

Parágrafo 1º - O Conselho de Administração poderá declarar dividendos intermediários, à conta de lucros apurados no balanço semestral e, observados as disposições legais, à conta de lucros apurados em balanço relativo a período menor que o semestre, ou à conta de lucros acumulados ou reservas de lucros existentes no último balanço anual ou semestral.

Paragraph 1 - The Board of Directors may declare intermediary dividends, to the account of profits calculated in the semiannual balance and, with due regard to legal provisions, to the account of profits calculated in the balance for a shorter period than six (6) months, or to the account of accrued profits or profit reserves existing in the last balance sheet or semiannual balance.

Parágrafo 2º - O Conselho de Administração poderá declarar juros sobre o capital próprio, nos termos do §7º do artigo 9º da Lei nº 9.249/95 e imputá-los ao pagamento do dividendo mínimo obrigatório.	Paragraph 2 - The Board of Directors may declare interest on equity, pursuant to Paragraph 7, Article 9, of Law No. 9,249/95 and allocate them to the payment of the minimum mandatory dividend.

Artigo 31 - Os dividendos, salvo deliberação em contrário da Assembleia Geral, serão pagos no prazo máximo de 60 (sessenta) dias contados da data da deliberação de sua distribuição e, em qualquer caso, dentro do exercício social.

Article 31 - The dividends, except as otherwise decided by the Shareholders’ Meeting, shall be paid no later than sixty (60) days counted as of the date of the decision on their distribution and, in any case, within the fiscal year.

Artigo 32 - Nos exercícios em que for pago o dividendo mínimo obrigatório, a Assembleia Geral poderá atribuir ao Conselho de Administração e à Diretoria Executiva participação nos lucros, respeitados os limites do § 1º do artigo 152 da Lei nº 6.404/76, cabendo ao Conselho de Administração definir a respectiva distribuição.

Article 32 - In the fiscal years in which the minimum mandatory dividend is paid, the Shareholders’ Meeting may allocate to the Board of Directors and to the Board of Executive Officers a profit sharing, with due regard to the limits of Paragraph 1, Article 152, of Law No. 6,404/76, and the Board of Directors shall define the respective distribution.

Artigo 33 - Os dividendos declarados não renderão juros nem serão corrigidos monetariamente e, se não forem reclamados no prazo de 3 (três) anos, contado do início do seu pagamento, prescreverão em favor da Companhia.

Article 33 - The declared dividends shall neither accrue interest nor be adjusted for inflation and, if they are not claimed within three (3) years as of the date of the begin of the respective payment, they shall become time-barred in favor of the Company.

CAPÍTULO VII	CHAPTER VII
ALIENAÇÃO DE CONTROLE	TRANSFER OF CONTROL

Artigo 34 - A alienação direta ou indireta de controle da Companhia, tanto por meio de uma única operação, como por meio de operações sucessivas, deverá ser contratada sob a condição de que o adquirente do controle se obrigue a realizar oferta pública de aquisição de ações, tendo por objeto as ações de emissão da Companhia de titularidade dos demais acionistas, observando as condições e os prazos previstos na legislação e na regulamentação em vigor e no Regulamento do Novo Mercado, de forma a assegurar-lhes tratamento igualitário àquele dado ao alienante.

Article 34 - The direct or indirect disposal of control of the Company, whether through a single transaction or through a series of successive transactions, shall be contracted under condition that the acquirer of control undertakes to carry out a tender offer, for the shares issued by the Company  held by the other shareholders, subject to the conditions and terms set forth by the applicable legislation and the rules of Novo Mercado, in order to ensure all shareholders an equal treatment as that of the selling shareholder.

CAPÍTULO VIII	CHAPTER VIII
JUÍZO ARBITRAL	ARBITRATION

Artigo 35 – A Companhia, seus acionistas, administradores e os membros do Conselho Fiscal, efetivos e suplentes, obrigam-se a resolver, por meio de arbitragem, perante a Câmara de Arbitragem do Mercado, toda e qualquer disputa ou controvérsia que possa surgir entre eles, relacionada com ou oriunda da sua condição de emissor, acionistas, administradores e membros do Conselho Fiscal, em especial, decorrentes das disposições contidas na Lei 6.385/76, na Lei 6.404/76, no Estatuto Social da Companhia, nas normas editadas pelo Conselho Monetário Nacional, pelo Banco Central do Brasil e pela Comissão de Valores Mobiliários, bem como nas demais normas aplicáveis ao funcionamento do mercado de capitais em geral, além daquelas constantes do Regulamento do Novo Mercado, dos demais regulamentos da B3 e do Contrato de Participação no Novo Mercado.

Article 35 – The Company, the shareholders, the managers and the members of the Fiscal Counsel, effective or alternates, undertake to settle, by arbitration before the Market Arbitration Chamber, any and all disputes that may arise between them, related to or arising from, their position of issuer, shareholders, managers and members of the Fiscal Council, specially, the application, validity, effectiveness, interpretation, violation and effects of the provisions of Federal Law 6,385/76, Federal Law 6,404/76, these Bylaws, the rules and regulations of the Brazilian National Monetary Council, the Brazilian Central Bank  and by CVM, as well as in the applicable rules for the capital market in general, besides those set forth in the  Novo Mercado Regulation, other regulations from B3, and of the Novo Mercado Participation Agreement.

CAPITULO IX	CHAPTER IX
DISSOLUÇÃO E LIQUIDAÇÃO	DISSOLUTION AND WINDING UP

Artigo 36 - A Companhia se dissolverá nos casos previstos em lei, competindo ao Conselho de Administração determinar o modo de liquidação e nomear o liquidante.	Article 36 - The Company shall be winded up in the events provided in the law, and the Board of Directors shall decide on how the liquidation will take place and appoint the liquidator.

CAPÍTULO X	CHAPTER X
DISPOSIÇÕES FINAIS	GENERAL PROVISIONS

Artigo 37 – As disposições do Regulamento do Novo Mercado prevalecerão sobre as disposições estatutárias em casos de conflito.	Article 37 – The provisions set forth in the Novo Mercado Regulation, shall prevail over the provisions of these By-laws, in the event conflict.

Artigo 38 – É vedada a concessão de financiamento ou de garantia de qualquer espécie a terceiros, sob qualquer modalidade, para negócios estranhos ao objeto social da Companhia.	Article 38 – The Company may not provide financing or guarantee of any type to third parties, under any form, for activities not included in the corporate purpose of the Company.

Artigo 39 - Os valores monetários referidos nos Artigos 17 e 21 deste Estatuto foram atualizados na data base de 1º de janeiro de 2019, e serão corrigidos no início de cada exercício social, com base na variação do IGP-M da Fundação Getúlio Vargas ocorrida no exercício anterior; e, na falta deste, por outro índice publicado pela mesma Fundação que reflita a perda do poder de compra da moeda nacional ocorrida no período.

Article 39 - The monetary values referred to in Articles 17 and 21 herein were restated on the reference date of January 1st, 2019, and shall be adjusted, in the beginning of each corporate year, based on the IGP-M variation announced by Fundação Getulio Vargas – FGV of the previous corporate year; and in the absence thereof, by another index published by the same Foundation reflecting the same loss of purchasing power of the national currency that occurred in the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.